Exhibit 99.4

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2012. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2012.

Deloitte LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2012, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

“John R. Gossling”	“Darren Entwistle”

John R. Gossling	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 27, 2013	February 27, 2013

2

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2012, and December 31, 2011, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2012, and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2012, and December 31, 2011, and their financial performance and their cash flows for each of the years ended December 31, 2012, and December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte LLP”

Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2013

3

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012, of the Company and our report dated February 27, 2013, expressed an unqualified opinion on those financial statements.

“Deloitte LLP”

Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2013

4

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2012	2011
OPERATING REVENUES
Service		$10,079	$9,606
Equipment		773	719
		10,852	10,325
Other operating income	6	69	72
		10,921	10,397
OPERATING EXPENSES
Goods and services purchased		4,820	4,726
Employee benefits expense	7	2,129	1,893
Depreciation		1,422	1,331
Amortization of intangible assets		443	479
		8,814	8,429
OPERATING INCOME		2,107	1,968
Financing costs	8	332	377
INCOME BEFORE INCOME TAXES		1,775	1,591
Income taxes	9	457	376
NET INCOME		1,318	1,215
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(4)	6
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	4
Change in unrealized fair value of available-for-sale financial assets		33	—
		29	10
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		(400)	(851)
		(371)	(841)
COMPREHENSIVE INCOME		$947	$374
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,318	$1,219
Non-controlling interests		—	(4)
		$1,318	$1,215
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$947	$378
Non-controlling interests		—	(4)
		$947	$374
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$4.05	$3.76
Diluted		$4.03	$3.74
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$2.440	$2.205
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		326	324
Diluted		327	326

The accompanying notes are an integral part of these consolidated financial statements.

5

consolidated statements of financial position

As at December 31 (millions)	Note	2012	2011
ASSETS
Current assets
Cash and temporary investments, net		$107	$46
Accounts receivable	24(a)	1,541	1,428
Income and other taxes receivable		25	66
Inventories	24(a)	350	353
Prepaid expenses		178	144
Derivative assets	4(h)	9	14
		2,210	2,051
Non-current assets
Property, plant and equipment, net	15	8,165	7,964
Intangible assets, net	16	6,181	6,153
Goodwill, net	16	3,702	3,661
Real estate joint venture	17	11	—
Other long-term assets		118	81
Investments		58	21
		18,235	17,880
		$20,445	$19,931

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	18	$402	$404
Accounts payable and accrued liabilities	24(a)	1,511	1,419
Income and other taxes payable		102	25
Dividends payable	12	208	188
Advance billings and customer deposits	24(a)	703	655
Provisions	19	49	88
Current maturities of long-term debt	20	545	1,066
		3,520	3,845
Non-current liabilities
Provisions	19	222	122
Long-term debt	20	5,711	5,508
Other long-term liabilities	24(a)	1,682	1,343
Deferred income taxes		1,624	1,600
		9,239	8,573
Liabilities		12,759	12,418
Owners’ equity
Common Share and Non-Voting Share equity	21	7,686	7,513
		$20,445	$19,931
Commitments and Contingent Liabilities	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“William A. MacKinnon”	“Brian A. Canfield”

William A. MacKinnon	Brian A. Canfield
Director	Director

6

consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital (Note 21)							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	1,219	—	1,219	(4)	1,215
Other comprehensive income		—	—	—	—	—	—	(851)	10	(841)	—	(841)
Dividends	12(a)	—	—	—	—	—	—	(715)	—	(715)	(4)	(719)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Shares issued pursuant to cash exercise of share options	13(b)	—	—	812,834	44	44	(17)	—	—	27	—	27
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	422,076	2	2	(2)	—	—	—	—	—
Reclassification of subsidiary as held for sale	16(a)	—	—	—	—	—	—	—	—	—	(12)	(12)
Acquisition of subsidiary	16(e)	—	—	—	—	—	—	1	—	1	(2)	(1)
Balance as at December 31, 2011		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513
Balance as at January 1, 2012		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513
Net income		—	—	—	—	—	—	1,318	—	1,318	—	1,318
Other comprehensive income		—	—	—	—	—	—	(400)	29	(371)	—	(371)
Dividends	12(a)	—	—	—	—	—	—	(794)	—	(794)	—	(794)
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Shares issued pursuant to cash exercise of share options	13(b)	—	—	52,300	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	1,062,021	22	22	(22)	—	—	—	—	—
Share conversion requested by holder in accordance with our Articles		(5,000)	—	5,000	—	—	—	—	—	—	—	—
Recovery of income tax on item credited directly to contributed surplus		—	—	—	—	—	10	—	—	10	—	10
Balance as at December 31, 2012		174,910,546	$2,219	151,052,486	$3,360	$5,579	$163	$1,904	$40	$7,686	$—	$7,686

The accompanying notes are an integral part of these consolidated financial statements.

7

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2012	2011
OPERATING ACTIVITIES
Net income		$1,318	$1,215
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,865	1,810
Deferred income taxes		163	205
Share-based compensation	13	9	(12)
Net employee defined benefit plans expense	14(b)-(c)	(10)	(32)
Employer contributions to employee defined benefit plans		(173)	(298)
Gain on re-measured 51% Transactel (Barbados) Inc. interest	6, 16(e)	—	(17)
Other		(5)	(66)
Net change in non-cash operating working capital	24(b)	52	(255)
Cash provided by operating activities		3,219	2,550
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	24(b)	(1,950)	(1,867)
Cash payments for acquisitions and related investments	24(b)	(53)	(101)
Real estate joint venture advances and contributions	17(c)	(73)	—
Real estate joint venture receipts	17(c)	47	—
Proceeds on dispositions	24(b)	20	—
Other		(49)	—
Cash used by investing activities		(2,058)	(1,968)
FINANCING ACTIVITIES
Non-Voting Shares issued		1	24
Dividends paid to holders of Common Shares and Non-Voting Shares	24(b)	(774)	(642)
Issuance and repayment of short-term borrowings	18	(2)	4
Long-term debt issued	20, 24(b)	5,988	4,068
Redemptions and repayment of long-term debt	20, 24(b)	(6,309)	(3,946)
Acquisition of additional equity interest in a subsidiary from non-controlling interest	16(e)	—	(51)
Dividends paid by a subsidiary to non-controlling interest and other		(4)	(10)
Cash used by financing activities		(1,100)	(553)
CASH POSITION
Increase in cash and temporary investments, net		61	29
Cash and temporary investments, net, beginning of period		46	17
Cash and temporary investments, net, end of period		$107	$46
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)		$(337)	$(378)
Interest received		$13	$1
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(150)	$(150)

The accompanying notes are an integral part of these consolidated financial statements.

8

notes to consolidated financial statements

DECEMBER 31, 2012

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us” “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	10	Summary review of accounting policies and principles and the methods we use in their application
2. Accounting policy developments	18	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	19	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	21	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	28	Summary disclosure of segmented information regularly reported to our chief operating decision maker
6. Other operating income	29	Summary schedule and review of items comprising other operating income
7. Employee benefits expense	29	Summary schedule of employee benefits expense
8. Financing costs	30	Summary schedule of items comprising financing costs
9. Income taxes	30	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10. Other comprehensive income	32	Details of other comprehensive income and accumulated amounts
11. Per share amounts	33	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	33	Summary schedule of dividends declared and review of dividend reinvestment plan
13. Share-based compensation	34	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	37	Summary schedules and review of employee future benefits and related disclosures
Consolidated financial position focused
15. Property, plant and equipment	45	Summary schedule of items comprising property, plant and equipment

9

notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
16. Intangible assets and goodwill	47

Summary schedule of items comprising intangible assets, including goodwill, review of annual impairment testing and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose

17. Real estate joint venture	52	Summary review of real estate joint venture and related disclosures
18. Short-term borrowings	54	Review of short-term borrowings and related disclosures
19. Provisions	54	Summary schedules and review of items comprising provisions, including restructuring activities
20. Long-term debt	56	Summary schedule of long-term debt and related disclosures
21. Common Share and Non-Voting Share capital	58	Review of authorized share capital
22. Commitments and contingent liabilities	59	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
23. Related party transactions	61	Summary schedules, including review of transactions with key management personnel
24. Additional financial information	62	Summary schedules of items comprising certain primary financial statement line items

1                 summary of significant accounting policies

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and these consolidated financial statements comply with IFRS-IASB  and Canadian generally accepted accounting principles. The date of our transition to IFRS-IASB was January 1, 2010, and the date of our adoption was January 1, 2011.

Our consolidated financial statements for the years ended December 31, 2012 and 2011 were authorized by our Board of Directors for issue on February 27, 2013.

(a)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our Wireline segment’s operations and substantially all of our Wireless segment’s operations. With the exception of non-controlling interests in an immaterial subsidiary held for sale as at December 31, 2011 (which was sold during the year ended December 31, 2012), all of our subsidiaries are wholly owned.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

Examples of the significant estimates and assumptions that we make include:

10

notes to consolidated financial statements

·                  the allowance for doubtful accounts;

·                  the allowance for inventory obsolescence;

·                  the estimated useful lives of assets;

·                  the recoverability of tangible and intangible assets subject to amortization;

·                  the recoverability of intangible assets with indefinite lives;

·                  the recoverability of goodwill;

·                  the recoverability of long-term investments;

·                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits; and

·                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Judgements

Examples of significant judgements, apart from those involving estimation, include:

·                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

·                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; that we believe we have the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

·                  In respect of claims and lawsuits, as discussed further in Note 22(c), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c)          Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Construction credit facilities advances to real estate joint venture		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X
Cross currency interest rate swap derivatives(5)					X

(1)         Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

(2)         Unrealized changes in the fair values of financial instruments are included in net income.

(3)         Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.

(4)         Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an instrument-by-instrument basis at the time of initial recognition.

(5)         The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

·                  Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

11

notes to consolidated financial statements

·                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected these classifications as they better reflect management’s investment intentions.

·                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, which in our specific instance currently relate to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. We have selected this method as we believe that a better matching with the risk exposure being hedged is achieved.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

·                  Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

·                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

(d)         Hedge accounting

General

We apply hedge accounting to the financial instruments used to:

·                  establish designated currency hedging relationships for our U.S. dollar denominated long-term debt, which matured in fiscal 2011, as further discussed in Note 20(b);

·                  establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4(d); and

·                  fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We chose to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is recognized as a component of other comprehensive income, as set out in Note 10.

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notes to consolidated financial statements

In the application of hedge accounting to U.S. dollar denominated long-term debt that matured in fiscal 2011, the amount recognized in the determination of net income was the amount that counterbalanced the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Non-Voting Shares at the statement of financial position date and the price of our Non-Voting Shares in the hedging items.

(e)          Revenue recognition

General

We earn the majority of our revenue (wireless: voice and data; wireline: data (including: television, Internet, enhanced data and hosting services and managed and legacy data services), voice local and voice long distance) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenue (other and wireless equipment) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then our relevant revenue recognition policies are applied to the accounting units. A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Our view is that the limitation cap results in a faithful depiction of the transfer of services and products as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products as well as reflecting the related cash flows.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, as with multiple element arrangements, relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We follow the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we have in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. With respect to wireless

13

notes to consolidated financial statements

handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customer. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In 2002 the CRTC issued Decisions 2002-34 and 2002-43 which affected regulated services in our Wireline segment. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring us to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. We have adopted the liability method of accounting for the deferral account. As a result, we recorded incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ four-year price cap periods. The deferral account balance also reflects an interest expense component based on our applicable short-term cost of borrowing, such expense being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs.

We discharge the deferral account liability by undertaking qualifying actions, including providing broadband services to rural and remote communities and enhancing the accessibility to telecommunications services for individuals with disabilities, with the balance having been provided in customer rebates. We recognize the drawdown and amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included in Other operating income.

(f)           Government assistance

We recognize government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

(g)         Cost of acquisition and advertising costs

Costs of acquiring customers that are expensed as incurred include the total cost of hardware sold to customers and any commissions, advertising and promotion related to the initial customer acquisition. Costs of acquiring customers that are capitalized as incurred include the cost of hardware we own that is situated at customers’ premises and associated installation costs. Costs of acquisition that are expensed are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Goods and services purchased except for commissions paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2012, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $283 million (2011 — $290 million); of these amounts, $NIL (2011 — less than $1 million) was in respect of real estate leased from our pension plans, as discussed further in Note 14(b). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 24(a).

(j)            Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the

14

notes to consolidated financial statements

term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 10 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)         The composite depreciation rate for the year ended December 31, 2012, was 5.1% (2011 — 5.0%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. One result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use (Note 15).

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the assets’ or cash-generating units’ values in use or their fair values less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would reduce the carrying amount of intangible assets with indefinite lives.

Subsequent to assessing our intangible assets with indefinite lives, we then assess our goodwill by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would first reduce the carrying value of goodwill and any remainder would reduce the carrying values of the assets of the cash-generating units on a pro-rated basis.

We have determined that our current cash-generating units are our reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

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notes to consolidated financial statements

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in (d) preceding.

We have minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are reported as a component of other comprehensive income, as set out in Note 10. The cumulative foreign currency translation difference balance at January 1, 2010, was recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

(l)            Income taxes

We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for changes in substantively enacted tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes. We account for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimate arise; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(m)     Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 13(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Share option awards which had a net-cash settlement feature, as set out in Note 13(b), were accounted for as liability instruments. If share option awards which had the net-cash settlement feature and which were granted subsequent to 2001 were settled using other than the net-cash settlement feature, they were accounted for as equity instruments. As at December 31, 2012, no share option awards with the net-cash settlement feature remained outstanding.

In respect of restricted stock units, as set out in Note 13(c), we accrue a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

16

notes to consolidated financial statements

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; this estimate is adjusted for actual experience.

(n)         Employee future benefit plans

Defined benefit plans

We accrue for our obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arising subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are recognized in other comprehensive income in the period in which they arise as we believe that this better reflects the long-term nature of employee future benefits. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Unamortized actuarial gains (losses), past service costs and transitional assets (obligations) at January 1, 2010, were recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of our employees, both of which provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we treat these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 18.

(p)         Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our derecognition of the trade receivables sold.

(q)         Inventories

Our inventories consist primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on our weighted-average cost of borrowing experienced during the reporting period.

17

notes to consolidated financial statements

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 19, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(s)           Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

Similarly, we account for our 50% interest in the real estate joint venture, discussed further in Note 17, using the equity method of accounting. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to our remaining interest in the real estate joint venture.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values, with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to estimated fair value with the amount of any such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In December 2010, the IASB issued amendments to IAS 12, Income Taxes, and in May 2012 issued Annual Improvements to IFRSs: 2009-2011 Cycle, both of which, in our current instance, had no effect on our financial performance.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards and are currently determining which date(s) we will select for initial compliance if earlier than the required compliance date(s).

·                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

·                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

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notes to consolidated financial statements

·                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

·                  IFRS 10, Consolidated Financial Statements

·                  IFRS 11, Joint Arrangements

·                  IFRS 12, Disclosure of Interests in Other Entities

·                  IAS 27, Separate Financial Statements (amended 2011)

·                  IAS 28, Investments in Associates (amended 2011).

·                  IFRS 13, Fair Value Measurement.

·                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

·                  IAS 19, Employee Benefits (amended 2011): Relative to our current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan expense measurement purposes. In the determination of net income in our instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we expect that we will present such amount as a component of financing costs upon application of the amended standard.

As set out in Note 14, our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets for investment in equity securities); the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as the related impact of the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect our statement of financial position or statement of cash flows.

The amended standard would have affected our Consolidated Statements of Income and Other Comprehensive Income as follows:

	2012			2011
Years ended December 31 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Adjusted	As currently reported	Amended IAS 19 effects	Adjusted
OPERATING EXPENSES
Employee benefits expense	$2,129	$113	$2,242	$1,893	$113	$2,006
FINANCING COSTS	$332	42	$374	$377	6	$383
INCOME TAXES	$457	(41)	$416	$376	(30)	$346
NET INCOME		(114)			(89)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$(400)	114	$(286)	$(851)	89	$(762)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$4.05	$(0.36)	$3.69	$3.76	$(0.28)	$3.48
Diluted	$4.03	$(0.36)	$3.67	$3.74	$(0.28)	$3.46

We will initially apply the amended standard for periods beginning on or after January 1, 2013.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management and definition of capital, we include Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the

19

notes to consolidated financial statements

amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, taxes, depreciation and amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. This measure, historically, is substantially the same as the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies; the calculation of these measures is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if reported amount is in respect of a fiscal year); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; and the ongoing impacts of share options with the net-cash settlement feature.

During 2012, our strategy, which was unchanged from 2011, included maintaining the financial policy set out in the table below. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or years ended, December 31 ($ in millions)	Policy	2012	2011
Components of debt and coverage ratios
Net debt(1)		$6,577	$6,959
EBITDA — excluding restructuring costs(2)		$4,020	$3,813
Net interest cost(3)		$332	$377
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.6	1.8
Coverage ratios
Earnings coverage(4)		6.0	5.1
EBITDA — excluding restructuring costs interest coverage(5)		12.1	10.1
Other measures
Dividend payout ratio of adjusted net earnings(6)		64%	64%
Dividend payout ratio		63%	62%

(1)         Net debt is calculated as follows:

	2012	2011
Long-term debt (Note 20)	$6,256	$6,574
Debt issuance costs netted against long-term debt	26	27
Cash and temporary investments, net	(107)	(46)
Short-term borrowings	402	404
Net debt	$6,577	$6,959

(2)         EBITDA — excluding restructuring costs is calculated as follows:

	2012	2011
EBITDA (Note 5)	$3,972	$3,778
Restructuring costs (Note19(b))	48	35
EBITDA — excluding restructuring costs	$4,020	$3,813

(3)         Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)         Earnings coverage is defined as net income attributable to Common Shares and Non-Voting Shares before gross interest expense and income tax expense, divided by gross interest expense.

(5)         EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in our credit facilities.

20

notes to consolidated financial statements

(6)         Adjusted net earnings attributable to Common Shares and Non-Voting Shares is calculated as follows:

	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	$1,318	$1,219
Income tax-related adjustments	(12)	(21)
After tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	(6)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(2)	(14)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration, net of income taxes	—	(12)
Adjusted net earnings attributable to Common Shares and Non-Voting Shares	$1,298	$1,172

The net debt to EBITDA — excluding restructuring costs ratio was 1.6 times at December 31, 2012, down 0.2 times from one year earlier due to the reduction in net debt and increase in EBITDA — excluding restructuring costs. The earnings coverage ratio for the year ended December 31, 2012, was 6.0 times, up from 5.1 times a year earlier; lower gross interest expenses increased the ratio by 0.5, while increased income before gross interest expense and income taxes increased the ratio by 0.4. The EBITDA — excluding restructuring costs interest coverage ratio for the year ended December 31, 2012, was 12.1 times, up from 10.1 times one year earlier; lower net interest expenses increased the ratio by 0.6, while higher EBITDA — excluding restructuring costs increased the ratio by 1.4.

4                 financial instruments

(a)         Risks — overview

Our financial instruments and the nature of certain risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X
Cross currency interest rate swap derivatives(2)(3)	X	X	X	X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)         The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2012	2011
Cash and temporary investments, net	$107	$46
Accounts receivable	1,541	1,428
Derivative assets	12	17
	$1,660	$1,491

21

notes to consolidated financial statements

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which covers substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2012, the weighted average life of customer accounts receivable was 29 days (2011 — 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (2011 — 61 days). No interest is charged on customer accounts that are current. Thereafter, interest is charged at an industry-based market rate on outstanding balances.

As at December 31 (millions)	2012	2011
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$860	$796
30-60 days past billing date	218	224
61-90 days past billing date	67	65
Greater than 90 days past billing date	72	57
	$1,217	$1,142
Customer accounts receivable (Note 24(a))	$1,261	$1,178
Allowance for doubtful accounts	(44)	(36)
	$1,217	$1,142

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2012	2011
Balance, beginning of period	$36	$41
Additions (doubtful accounts expense)	40	43
Net use	(32)	(48)
Balance, end of period	$44	$36

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

·                  maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries;

·                  maintaining bilateral bank facilities (Note 18) and a syndicated credit facility (Note 20(d));

·                  the sales of trade receivables to an arm’s-length securitization trust (Note 18);

·                  maintaining a commercial paper program (Note 20(b));

22

notes to consolidated financial statements

·                  continuously monitoring forecast and actual cash flows; and

·                  managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 20(f), we have significant debt maturities in future years. As at December 31, 2012, we have access to a shelf prospectus, in effect until November 2013, pursuant to which we can offer $2.0 billion (2011 – $2.5 billion) of debt or equity securities. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
	Non-interest			Construction
	bearing		Long-term	credit facilities	Currency swap agreement
	financial	Short-term	debt	commitment	amounts to be exchanged
As at December 31, 2012 (millions)	liabilities	borrowings(1)	(Note 20)	(Note 17(c))(2)	(Receive)	Pay	Total
2013
First quarter	$881	$3	$297	$182	$(51)	$51	$1,363
Balance of year	526	5	558	—	(90)	88	1,087
2014	5	405	997	—	—	—	1,407
2015	47	—	889	—	—	—	936
2016	2	—	824	—	—	—	826
2017	2	—	895	—	—	—	897
Thereafter	5	—	3,783	—	—	—	3,788
Total	$1,468	$413	$8,243	$182	$(141)	$139	$10,304

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2012.

(2)         The draw-downs on the construction credit facilities are expected to occur as construction progresses through 2015.

	Non-derivative			Derivative
	Non-interest bearing financial	Short-term	Long-term debt	Currency swap agreement amounts to be exchanged
As at December 31, 2011 (millions)	liabilities	borrowings(1)	(Note 20)	(Receive)	Pay	Total
2012
First quarter	$804	$6	$1,111	$(77)	$75	$1,919
Balance of year	513	5	276	(91)	89	792
2013	18	7	605	—	—	630
2014	—	405	980	—	—	1,385
2015	10	—	873	—	—	883
2016	—	—	807	—	—	807
Thereafter	—	—	4,070	—	—	4,070
Total	$1,345	$423	$8,722	$(168)	$164	$10,486

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2011.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the years ended December 31, 2012 and 2011, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis has been based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (g), which isolates the statement of financial position date hypothetical effects) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. Income tax expense, which is

23

notes to consolidated financial statements

reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and comprehensive income		Capital expenditures
Years ended December 31 ($ increase (decrease) in millions)	2012	2011	2012	2011
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$23	$27	$(20)	$(23)
Canadian dollar depreciates	$(23)	$(27)	$20	$23

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of 10 years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture are not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities (Note 20(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of our interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

(f)           Other price risk

Provisions

We are exposed to other price risk arising from written put options provided for non-controlling interests, as discussed further in Note 16(e).

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

24

notes to consolidated financial statements

Long-term investments

We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Non-Voting Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements had been entered into that established a cap on our cost associated with our net-cash settled share options (Note 13(b)) and others have been entered into that fix the cost associated with our restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2012 and 2011, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal amounts and notional amounts have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2012	2011	2012	2011	2012	2011
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(6)	$(6)	$(4)	$(7)	$(10)	$(13)
Canadian dollar depreciates	$6	$6	$4	$7	$10	$13
25 basis point change in market interest rate
Rate increases	$(1)	$(2)	$—	$—	$(1)	$(2)
Rate decreases	$1	$2	$—	$—	$1	$2
25%(2) change in Non-Voting Share prices(3)
Price increases	$(3)	$(2)	$7	$5	$4	$3
Price decreases	$3	$2	$(7)	$(5)	$(4)	$(3)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of our Non-Voting Share price as at December 31, 2012, was 20.4% (2011 — 4.25-year data period, 24.1%); reflecting the twelve-month data period ended December 31, 2012, the volatility was 8.5% (2011 — 13.5%).

(3)         The hypothetical effects of changes in the prices of our Non-Voting Shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

25

notes to consolidated financial statements

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of our investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our Non-Voting Share prices as at the statement of financial position dates (see Note 21).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Assets
Foreign exchange derivatives	$2	$4	$—	$—	$2	$4	$—	$—
Share-based compensation derivatives	10	13	—	—	10	13	—	—
Available-for-sale portfolio investments(1)	45	—	29	—	16	—	—	—
	$57	$17	$29	$—	$28	$17	$—	$—

(1)         During the year ended December 31, 2012, fair value information became available for, and fair value accounting was thus applied to, a portion of our portfolio investments that are classified as available-for-sale and which were previously accounted for on the cost basis (see Note 1(s) and Note 10).

26

notes to consolidated financial statements

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		Maximum	2012			2011
		maturity	Notional	Carrying		Notional	Carrying
As at December 31 (millions)	Designation	date	amount	amount	Fair value	amount	amount	Fair value
Current Assets
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2012	$—	$—	$—	$26	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFT(1)	2013	$59	1	1	$50	1	1
Currency risks arising from U.S. dollar denominated purchases	HFH(2)	2013	$59	1	1	$89	3	3
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2013	$24	7	7	$20	10	10
				$9	$9		$14	$14
Other Long-Term Assets
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2015	$31	$3	$3	$22	3	$2
Deduct: Net amounts due to derivative counterparties				—	—		(1)
				$3	$3		$2	$2
Current Liabilities
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2013	$20	$—	$—	$—	$—	$—
Changes in share-based compensation costs (Note 13(b))	HFT(1)	2012	$—	—	—	$4	—	—
				$—	$—		$—	$—

(1)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(2)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	2012		2011
	Carrying		Carrying
As at December 31 (millions)	amount	Fair value	amount	Fair value
Long-term debt	$6,256	$7,109	$6,574	$7,359

(i)           Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized		Gain (loss) reclassified from other comprehensive
	in other comprehensive income		income into income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Years ended December 31 (millions)	2012	2011	Location	2012	2011
Derivatives used to manage currency risks
– Associated with U.S. dollar denominated debt	$—	$(6)	Financing costs	$—	$(8)
– Arising from U.S. dollar denominated purchases	—	8	Goods and services purchased	2	3
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	13	13	Employee benefits expense	14	12
Derivatives used to manage interest rate risk associated with debt issuance	(3)	—	Financing costs	—	—
	$10	$15		$16	$7

27

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2012	2011
Derivatives used to manage currency risks	Financing costs	$2	$7
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	1	6
		$3	$13

5                 segmented information

General

Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. The Wireless segment includes voice, data and equipment sales. The Wireline segment includes data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services), voice local, voice long distance, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision maker.

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$5,845	$5,462	$5,076	$4,935	$—	$—	$10,921	$10,397
Intersegment revenue	41	38	170	164	(211)	(202)	—	—
	$5,886	$5,500	$5,246	$5,099	$(211)	$(202)	$10,921	$10,397
EBITDA(1)	$2,467	$2,186	$1,505	$1,592	$—	$—	$3,972	$3,778
CAPEX, excluding spectrum licences(2)	$711	$508	$1,270	$1,339	$—	$—	$1,981	$1,847
EBITDA less CAPEX excluding spectrum licences	$1,756	$1,678	$235	$253	$—	$—	$1,991	$1,931
					Operating revenues (above)		$10,921	$10,397
					Goods and services purchased		4,820	4,726
					Employee benefits expense		2,129	1,893
					EBITDA (above)		3,972	3,778
					Depreciation		1,422	1,331
					Amortization		443	479
					Operating income		2,107	1,968
					Financing costs		332	377
					Income before income taxes		$1,775	$1,591

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 24(b) for reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the Consolidated Statement of Cash Flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location of the permanent establishment providing the goods and/or services. We do not have material revenues that we attribute to countries other

28

notes to consolidated financial statements

than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision maker.

6                 other operating income

Years ended December 31 (millions)	Note	2012	2011
Government assistance, including deferral account amortization		$58	$54
Investment income (loss)		—	(2)
Interest income	17(c)	1	—
Gain on disposal of assets		10	3
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value	16(e)	—	17
		$69	$72

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such receipts in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to subsidize the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2012, our subsidy receipts were $27 million (2011 — $32 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2012 was 0.63% and the interim rate for 2013 has been similarly set at 0.63%. For the year ended December 31, 2012, our contributions to the central fund, which are accounted for as goods and services purchased, were $36 million (2011 — $40 million).

Government of Québec

Salaries for qualifying employment positions in the province of Québec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2012, we recorded $11 million (2011 — $14 million).

7                 employee benefits expense

Years ended December 31 (millions)	Note	2012	2011
Employee benefits expense — gross
Wages and salaries		$2,211	$2,049
Share-based compensation	13	74	51
Pensions — defined benefit	14(b)	(11)	(34)
Pensions — defined contribution	14(g)	70	66
Other defined benefits	14(c)	1	2
Restructuring costs	19(b)	38	13
Other		129	124
		2,512	2,271
Capitalized internal labour costs
Property, plant and equipment		(266)	(284)
Intangible assets subject to amortization		(117)	(94)
		(383)	(378)
		$2,129	$1,893

29

notes to consolidated financial statements

8                 financing costs

Years ended December 31 (millions)	Note	2012	2011
Interest expense(1)
Interest on long-term debt		$338	$374
Interest on short-term borrowings and other		12	11
Interest accretion on asset retirement obligation	19(a)	5	4
		355	389
Foreign exchange		(8)	(9)
		347	380
Interest income
Interest on tax refunds		(14)	(2)
Other		(1)	(1)
		(15)	(3)
		$332	$377

(1)         No financing costs were capitalized to property, plant, equipment and/or intangible assets during the years ended December 31, 2012 and 2011.

9                 income taxes

(a)           Expense composition and rate reconciliation

Years ended December 31 (millions)	2012	2011
Current income tax expense (recovery)
For current reporting period	$331	$186
Consequential adjustments from reassessment of prior year income tax issues	(37)	(15)
	294	171
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	127	247
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12	(37)
Consequential adjustments from reassessment of prior year income tax issues	24	(5)
	163	205
	$457	$376

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2012		2011
Basic blended tax at weighted average statutory income tax rates	$456	25.7%	$433	27.2%
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(13)		(20)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12		(37)
Share option award compensation	2		(1)
Other	—		1
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$457	25.7%	$376	23.6%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2012	2011
Basic federal rate	14.7%	16.2%
Weighted average provincial rate	10.3	10.4
Other tax jurisdictions	0.7	0.6
	25.7%	27.2%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations and legislation are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the Consolidated Statements of Income and Other Comprehensive Income for each temporary difference are estimated as follows:

30

notes to consolidated financial statements

(millions)	Property, plant and equipment and intangible assets subject to amortization	Intangible assets with indefinite lives	Partnership income unallocated for income tax purposes	Net pension and share- based compensation amounts	Reserves not currently deductible	Losses available to be carried forward(1)	Other	Net deferred income tax liability
As at January 1, 2011	$326	$1,092	$398	$(23)	$(92)	$(36)	$18	$1,683
Recognized in
Net income	68	19	23	65	6	1	23	205
Other comprehensive income	—	—	—	(288)	—	—	2	(286)
Business acquisitions and other	—	2	—	—	—	—	(4)	(2)
As at December 31, 2011	394	1,113	421	(246)	(86)	(35)	39	1,600
Recognized in
Net income	62	40	35	49	(11)	2	(14)	163
Other comprehensive income	—	—	—	(145)	—	—	3	(142)
Business acquisitions and other	—	2	—	—	—	—	1	3
As at December 31, 2012	$456	$1,155	$456	$(342)	$(97)	$(33)	$29	$1,624

(1)             We expect to be able to utilize our non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no deferred income tax liabilities have been recognized. In our specific instance this is relevant to our investment in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although we are in a position to control the timing and reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, we do recognize all potential taxes for repatriation of substantially all unremitted earnings of our non-Canadian subsidiaries.

(c)          Other

We have net capital losses and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $4 million (2011 — $5 million) in our Canadian income tax returns. During the year ended December 31, 2012, we recognized the benefit of $1 million (2011 — $NIL) in net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2012, we recorded Investment Tax Credits of $8 million (2011 — $8 million). Of the Investment Tax Credits we recorded during the year ended December 31, 2012, $5 million (2011 — $6 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

31

notes to consolidated financial statements

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))			Cumulative	Change in unrealized fair		Cumulative
(millions)	Gains (losses) arising in current period	Prior period (gains) losses transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	employee defined benefit plan actuarial gains (losses)(1)	Other comprehensive income
Accumulated balance as at January 1, 2011			$1	$—	$—	$1	$(214)
Other comprehensive income (loss)
Amount arising	$15	$(7)	8	4	—	12	(1,139)	$(1,127)
Income taxes	$5	$(3)	2	—	—	2	(288)	(286)
Net			6	4	—	10	(851)	$(841)
Accumulated balance as at December 31, 2011			7	4	—	11	(1,065)
Other comprehensive income (loss)
Amount arising	$10	$(16)	(6)	—	38	32	(545)	$(513)
Income taxes	$2	$(4)	(2)	—	5	3	(145)	(142)
Net			(4)	—	33	29	(400)	$(371)
Accumulated balance as at December 31, 2012			$3	$4	$33	$40	$(1,465)

(1)         Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010; excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at December 31, 2012, was $1,971 (2011 — $(1,426)).

As at December 31, 2012, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $2 million.

32

notes to consolidated financial statements

11          per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average number of Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted net income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2012	2011
Basic total weighted average number of Common Shares and Non-Voting Shares outstanding	326	324
Effect of dilutive securities
Share option awards	1	2
Diluted total weighted average number of Common Shares and Non-Voting Shares outstanding	327	326

For the year ended December 31, 2012, certain outstanding share option awards, in the amount of NIL (2011 — 1 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

12          dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2012				2011
Common Share and	Declared		Paid to		Declared		Paid to
Non-Voting Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 9, 2012	$0.580	Apr. 2, 2012	$189	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170
Quarter 2 dividend	Jun. 8, 2012	0.610	Jul. 3, 2012	198	Jun. 10, 2011	0.550	Jul. 4, 2011	178
Quarter 3 dividend	Sep. 10, 2012	0.610	Oct. 1, 2012	199	Sep. 9, 2011	0.550	Oct. 3, 2011	179
Quarter 4 dividend	Dec. 11, 2012	0.640	Jan. 2, 2013	208	Dec. 9, 2011	0.580	Jan. 3, 2012	188
		$2.440		$794		$2.205		$715

On February 13, 2013, the Board of Directors declared a quarterly dividend of $0.64 per share on our issued and outstanding Common Shares payable on April 1, 2013, to holders of record at the close of business on March 11, 2013. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2013.

(b)         Dividend Reinvestment and Share Purchase Plan

General

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares (Common Shares, effective February 4, 2013 — see Note 21) by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends

We may, at our discretion, offer the Non-Voting Shares (Common Shares, effective February 4, 2013) at a discount of up to 5% from the market price. In respect of dividends reinvested during the three-month period ended March 31, 2011, we issued Non-Voting Shares from Treasury at a discount of 3%. We opted to have the trustee acquire the Non-Voting Shares (Common Shares, effective February 4, 2013) in the stock market commencing March 1, 2011, with no discount offered. In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2012, $32 million (2011 — $34 million) was to be reinvested in Non-Voting Shares.

33

notes to consolidated financial statements

Optional cash payments

Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2012			2011
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$6	$—	$6	$(10)	$(7)	$(17)
Restricted stock units(2)	37	(34)	3	31	(26)	5
Employee share purchase plan	31	(31)	—	30	(30)	—
	$74	$(65)	$9	$51	$(63)	$(12)

(1)         The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(3) (2011 — $(19)).

(2)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2012, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $NIL (2011 — $7 million). Similarly, for the year ended December 31, 2012, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $14 million (2011 — $7 million). For the year ended December 31, 2012, the income tax benefit arising from share-based compensation was $17 million (2011 — $15 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)         Share option awards

General

We use share option awards as a form of retention and incentive compensation. We have a number of share option plans under which employees may receive options to purchase Common Shares or Non-Voting Shares at a price equal to the fair market value at the time of grant. Effective February 4, 2013, outstanding share options to acquire Non-Voting Shares were exchanged for share options to acquire Common Shares on a one-for-one basis (see Note 21); all other terms of the share options remained the same. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed 10 years.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The following table presents a summary of the activity related to our share option plans.

	2012		2011
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	9,573,701	$39.41	11,741,666	$37.83
Granted	1,072,072	$58.39	1,522,639	$46.67
Exercised(1)	(3,095,787)	$37.46	(2,963,147)	$37.56
Forfeited	(248,626)	$40.81	(617,796)	$37.41
Expired	(30,671)	$29.50	(109,661)	$32.57
Outstanding, end of period	7,270,689	$43.03	9,573,701	$39.41

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2012, was $65 million (2011 — $35 million) (reflecting a weighted average price at the dates of exercise of $58.44 per share (2011 — $49.48 per share)).

34

notes to consolidated financial statements

The following table reconciles the number of share options exercised and the associated number of Non-Voting Shares issued.

Years ended December 31	2012	2011
Non-Voting Shares issued or issuable pursuant to exercise of share options	52,400	745,340
Non-Voting Shares issued or issuable pursuant to use of share option award net-equity settlement feature	1,062,021	422,076
Impact of our choosing to settle share option award exercises using net-equity settlement feature	1,981,366	1,795,731
Share options exercised	3,095,787	2,963,147

The following is a life and exercise price stratification of our share options outstanding, all of which are for Non-Voting Shares, as at December 31, 2012. Effective February 4, 2013, outstanding share options to acquire Non-Voting Shares were exchanged for share options to acquire Common Shares on a one-for-one basis; all other terms of the share options remained the same.

						Options exercisable
							Weighted
Options outstanding						Number of	average
Range of option prices					Total	shares	price
Low	$29.70	$41.56	$50.01	$60.29	$29.70
High	$39.67	$49.26	$58.96	$64.64	$64.64
Year of expiry and number of shares
2013	—	304,393	12,326	—	316,719	316,719	$44.05
2014	—	5,030	645,376	27,430	677,836	677,836	$56.65
2015	4,875	775,896	—	—	780,771	780,771	$43.87
2016	612,725	—	—	—	612,725	612,725	$30.64
2017	2,348,393	51,760	—	—	2,400,153	—	$—
2018	—	1,368,871	53,490	—	1,422,361	—	$—
2019	—	—	1,051,879	8,245	1,060,124	—	$—
	2,965,993	2,505,950	1,763,071	35,675	7,270,689	2,388,051
Weighted average remaining contractual life (years)	4.0	3.6	4.4	2.6	3.9
Weighted average price	$32.36	$45.28	$57.39	$63.82	$43.03
Aggregate intrinsic value(1) (millions)	$96	$48	$13	$—	$157

Options exercisable
Number of shares	617,600	1,085,319	657,702	27,430	2,388,051
Weighted average remaining contractual life (years)	3.2	1.6	1.2	1.4	1.9
Weighted average price	$30.68	$43.84	$56.40	$63.95	$44.13
Aggregate intrinsic value(1) (millions)	$21	$23	$5	$—	$49

(1)         The aggregate intrinsic value is calculated upon the December 31, 2012, price of $64.68 per Non-Voting Share.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2012	2011
Share option award fair value (per share option)	$7.36	$6.75
Risk free interest rate	1.7%	2.3%
Expected lives(1) (years)	4.75	4.25
Expected volatility	22.9%	25.7%
Dividend yield	4.2%	4.5%

(1)         The maximum contractual term of the share option awards granted in 2012 and 2011 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above varied by 10% and 20%, the compensation cost arising from share option awards for the year ended December 31, 2012, would have varied as follows:

35

notes to consolidated financial statements

	Hypothetical change in assumptions(1)
(millions)	10%	20%
Risk free interest rate	$—	$—
Expected lives (years)	$—	$—
Expected volatility	$1	$2
Dividend yield	$1	$1

(1)         These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of our outstanding share option awards that were granted prior to January 1, 2005, had a net-cash settlement feature; the optionee had the choice of exercising their share option award using the net-cash settlement feature. The outstanding share option awards with this feature largely took on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized was their grant-date fair values.

We entered into a cash-settled equity swap agreement that established a cap on our cost associated with substantially all of the outstanding share option awards with this feature.

As at December 31, 2012, no share option awards with the net-cash settlement feature remained outstanding.

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one Non-Voting Share (one Common Share, effective February 4, 2013 — see Note 21) together with the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share (Common Share, effective February 4, 2013); the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to our restricted stock units.

	2012			2011
	Number of restricted		Weighted average	Number of restricted		Weighted average
	stock units		grant-date	stock units		grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,471,836	—	$40.60	1,359,066	—	$32.46
Vested	—	15,951	$38.39	—	24,689	$31.86
Issued
Initial award	731,456	—	$58.29	801,137	—	$46.75
In lieu of dividends	72,113	87	$60.53	83,717	59	$49.98
Vested	(750,601)	750,601	$34.90	(627,281)	627,281	$31.57
Settled in cash	—	(754,186)	$34.73	—	(636,078)	$31.62
Forfeited and cancelled	(55,868)	(21)	$41.94	(144,803)	—	$35.91
Outstanding, end of period
Non-vested	1,468,936	—	$52.57	1,471,836	—	$40.60
Vested	—	12,432	$48.21	—	15,951	$38.39

36

notes to consolidated financial statements

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at December 31, 2012, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2013	477,000	$51.48	288,066	765,066
2014	30,000	$60.60	62,787	92,787
2015	506,000	$62.10	105,083	611,083
	1,013,000		455,936	1,468,936

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to contribute a percentage between 20% and 40% as designated by us. For the years ended December 31, 2012 and 2011, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

Years ended December 31 (millions)	2012	2011
Employee contributions	$84	$78
Employer contributions	31	30
	$115	$108

Under this plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2012 and 2011, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

14          employee future benefits

We have a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2012 and 2011, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant is a reflection of the development in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

37

notes to consolidated financial statements

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid.

We have three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in effect until December 31, 2015, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan and are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2012 and 2011, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employee participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer two defined contribution pension plans, which are contributory, and are the pension plans that we sponsor that are available to non-unionized and certain unionized employees. Generally, employees annually can choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. We will match 100% of the contributions of employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Generally, membership in a defined contribution pension plan is voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

38

notes to consolidated financial statements

(a)         Defined benefit plans — funded status overview

Information concerning our defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2012	2011	2012	2011
Accrued benefit obligation:
Balance at beginning of year	$7,748	$6,958	$75	$75
Current service cost	124	110	—	1
Past service cost	3	—	—	—
Interest cost	345	360	2	2
Actuarial loss (gain) arising from:
Demographic assumptions	(7)	(26)	(7)	(2)
Financial assumptions	667	700	2	4
Benefits paid	(369)	(354)	(5)	(5)
Balance at end of year	8,511	7,748	67	75
Plan assets:
Fair value at beginning of year	6,751	6,765	26	29
Return on plan assets
Expected long-term rate of return on plan assets(1)	453	474	1	1
Actual return on plan assets greater (less) than expected long-term rate of return on plan assets	111	(461)	(1)	—
Contributions
Employer contributions (e)	171	297	2	1
Employees’ contributions	30	30	—	—
Benefits paid	(369)	(354)	(5)	(5)
Fair value at end of year	7,147	6,751	23	26
Effect of asset ceiling limit
Beginning of year	(5)	(5)	(2)	—
Change	—	—	—	(2)
End of year	(5)	(5)	(2)	(2)
Fair value of plan assets at end of year, net of asset ceiling limit	7,142	6,746	21	24
Funded status — plan surplus (deficit)	$(1,369)	$(1,002)	$(46)	$(51)

(1)         See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

The plan surplus (deficit) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2012	2011
Funded status — plan surplus (deficit)
Pension benefit plans	$(1,369)	$(1,002)
Other benefit plans	(46)	(51)
Presented in the Consolidated Statements of Financial Position as:
Other long-term liabilities (Note 24(a))	$(1,415)	$(1,053)

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

39

notes to consolidated financial statements

(b)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense was as follows:

	2012			2011
	Employee benefits	Other comprehensive		Employee benefits	Other comprehensive
Years ended December 31 (millions)	expense	income		expense	income
Recognized in	(Note 7)	(Note 10)	Total	(Note 7)	(Note 10)	Total
Current service cost	$94	$—	$94	$80	$—	$80
Past service cost	3	—	3	—	—	—
Return on plan assets net of interest
Interest cost on accrued benefit obligation	345	—	345	360	—	360
Return on plan assets(1)	(453)	(111)	(564)	(474)	461	(13)
	(108)	(111)	(219)	(114)	461	347
Actuarial loss (gain) arising from:
Demographic assumptions	—	(7)	(7)	—	(26)	(26)
Financial assumptions	—	667	667	—	700	700
	—	660	660	—	674	674
	$(11)	$549	$538	$(34)	$1,135	$1,101

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f). See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Experience adjustments

Our defined benefit pension plan experience adjustments were as follows:

As at, or for the years ended, December 31 (millions)	2012	2011	2010	2009	2008
Funded status
Fair value of plan assets	$7,142	$6,746	$6,760	$6,311	$5,649
Accrued benefit obligation	8,511	7,748	6,958	6,376	5,243
Plan surplus (deficit)	$(1,369)	$(1,002)	$(198)	$(65)	$406
Actuarial loss (gain) arising from:(1)
Fair value of plan assets	$(111)	$461	$(169)	$(364)	$1,596
Accrued benefit obligation
Demographic assumptions	(7)	(26)	(32)	61	96
Financial assumptions (f)	667	700	484	930	(1,376)
	660	674	452	991	(1,280)
Net	$549	$1,135	$283	$627	$316

(1)         The actuarial losses (gains) experienced subsequent to December 31, 2009, have been recognized in other comprehensive income, as set out in Note (n) and Note 10.

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status — plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$21	$21	$—	$22	$22	$—
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	8,218	7,121	(1,097)	7,474	6,724	(750)
Unfunded	272	—	(272)	252	—	(252)
	8,490	7,121	(1,369)	7,726	6,724	(1,002)
	$8,511	$7,142	$(1,369)	$7,748	$6,746	$(1,002)

As at December 31, 2012 and 2011, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans.

40

notes to consolidated financial statements

Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. Our disaggregation of defined benefit pension plan accumulated benefit obligations and plan assets at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$562	$577	$15	$516	$540	$24
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	7,308	6,565	(743)	6,683	6,206	(477)
Unfunded	248	—	(248)	232	—	(232)
	7,556	6,565	(991)	6,915	6,206	(709)
	$8,118	$7,142	$(976)	$7,431	$6,746	$(685)

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2012, are as follows:

Years ending December 31 (millions)
2013	$386
2014	402
2015	416
2016	430
2017	443
2018-2022	2,344

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2012	2011	2012	2011	2012	2011
Asset class
Equity securities
Canadian	$2,151	$1,998	$1,602	$1,632	$549	$366
Foreign	2,076	1,771	1,481	1,285	595	486
Debt securities
Issued by national, provincial or local governments	1,081	1,346	814	946	267	400
Corporate debt securities	967	692	—	—	967	692
Asset-backed securities	38	38	—	—	38	38
Commercial mortgages	195	253	—	—	195	253
Cash and cash equivalents	222	213	2	1	220	212
Real estate	417	440	33	55	384	385
	7,147	6,751	$3,932	$3,919	$3,215	$2,832
Effect of asset ceiling limit	(5)	(5)
	$7,142	$6,746

As at December 31, 2012, we administered pension and other benefit trusts that held shares of TELUS Corporation that had a fair value of approximately $2 million (2011 — $2 million). As at December 31, 2012 and 2011, pension and other benefit trusts that we administered did not lease real estate to us.

41

notes to consolidated financial statements

(c)          Other defined benefit plans — details

Expense

Our other defined benefit plan expense was as follows:

	2012			2011
Years ended December 31 (millions)	Employee benefits expense	Other comprehensive income		Employee benefits expense	Other comprehensive income
Recognized in	(Note 7)	(Note 10)	Total	(Note 7)	(Note 10)	Total
Current service cost	$—	$—	$—	$1	$—	$1
Return on plan assets net of interest
Interest cost on accrued benefit obligation	2	—	2	2	—	2
Return on plan assets(1)	(1)	1	—	(1)	—	(1)
	1	1	2	1	—	1
Actuarial loss (gain) arising from:
Demographic assumptions	—	(7)	(7)	—	(2)	(2)
Financial assumptions	—	2	2	—	4	4
	—	(5)	(5)	—	2	2
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	2	2
	$1	$(4)	$(3)	$2	$4	$6

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f). See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of other defined benefit plan surpluses and deficits at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$21	$21	$—	$24	$24	$—
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	46	—	(46)	51	—	(51)
	$67	$21	$(46)	$75	$24	$(51)

Future benefit payments

Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2012, are as follows:

Years ending December 31 (millions)
2013	$5
2014	5
2015	5
2016	4
2017	4
2018-2022	18

Fair value measurements

As at December 31, 2012 and 2011, we had only one other funded defined benefit plan and it had only one asset, an experience related underwriting agreement, which does not have a fair value determinable by reference to a quoted price in an active market for an identical item.

(d)         Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

42

notes to consolidated financial statements

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in our securities; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors. Externally managed funds are permitted to invest in our securities, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification

Our strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20-30% of total plan assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plan assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations.

As at December 31, 2012, the present value-weighted average timing of obligation estimated cash flows (duration) of the defined benefit pension plans was 13.9 years (2011 — 13.6 years) and of the other defined benefit plans was 7.1 years (2011 — 7.0 years).

Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations

Our defined benefit plans’ target asset allocations and actual asset allocations are as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2013	2012	2011	2013	2012	2011
Equity securities	45-60%	59%	56%	—	—	—
Debt securities	35-45%	35%	37%	—	—	—
Real estate	4-8%	6%	7%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

43

notes to consolidated financial statements

(e)          Employer contributions

The determination of the minimum funding amounts for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

·                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

·                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2013 employer contributions to our defined benefit plans are approximately $195 million for defined benefit pension plans and $NIL for other defined benefit plans. These estimates are based upon the mid-year 2012 annual funding reports that were prepared by actuaries using December 31, 2011, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2013.

(f)           Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions that are used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

Demographic assumptions

We use the 1994 Uninsured Pensioner Mortality Table (UP94 Table) with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine a plan’s accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see Note 2(b)). The rate of future increases in compensation is based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2012	2011	2012	2011
Discount rate used to determine:
Net benefit costs for the year ended December 31	4.50%	5.25%	4.50%	4.97%
Accrued benefit obligation as at December 31	3.90%	4.50%	3.90%	4.50%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	6.75%	7.00%	2.50%	2.50%
Accrued benefit obligation as at December 31	n.a.	6.75%	n.a.	2.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)         The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (d)). Forecasted returns are based upon our ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

n.a. – not applicable. Please see Note 2(b).

44

notes to consolidated financial statements

Sensitivity(1) of key assumptions (years ended, or	Pension benefit plans				Other benefit plans
as at, December 31)	2012		2011		2012		2011
Increase (decrease) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense	Change in obligation	Change in expense	Change in obligation	Change in expense
Sensitivity of key assumptions to a hypothetical 25 basis point decrease(1) in:
Discount rate	$306	$(1)	$262	$—	$1	$—	$1	$—
Expected long-term rate of return on plan assets		$17		$17		$—		$—
Rate of future increases in compensation	$(31)	$(3)	$(27)	$(4)	$—	$—	$—	$—

(1)     These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(g)         Defined contribution plans

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2012	2011
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	43	39
	$70	$66

We expect that our 2013 union pension plan and public service pension plan contributions will be approximately $26 million.

15          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2011	$22,691	$2,351	$21	$1,550	$49	$438	$27,100
Additions(1)	516	20	1	41	7	887	1,472
Additions arising from business acquisitions (Note 16(e))	—	11	—	7	—	—	18
Dispositions, retirements and other	(220)	(8)	1	(51)	(1)	—	(279)
Reclassifications	779	99	—	75	—	(953)	—
As at December 31, 2011	23,766	2,473	23	1,622	55	372	28,311
Additions(1)	569	21	—	42	—	980	1,612
Additions arising from business acquisitions (Note 16(e))	—	—	—	2	—	—	2
Dispositions, retirements and other	(1,126)	(16)	(17)	(80)	—	—	(1,239)
Reclassifications	795	142	—	38	—	(975)	—
As at December 31, 2012	$24,004	$2,620	$6	$1,624	$55	$377	$28,686
Accumulated depreciation
As at January 1, 2011	$16,555	$1,443	$10	$1,261	$—	$—	$19,269
Depreciation	1,091	121	2	117	—	—	1,331
Dispositions, retirements and other	(218)	(4)	8	(39)	—	—	(253)
As at December 31, 2011	17,428	1,560	20	1,339	—	—	20,347
Depreciation	1,192	126	3	101	—	—	1,422
Dispositions, retirements and other	(1,127)	(12)	(17)	(92)	—	—	(1,248)
As at December 31, 2012	$17,493	$1,674	$6	$1,348	$—	$—	$20,521
Net book value
As at December 31, 2011	$6,338	$913	$3	$283	$55	$372	$7,964
As at December 31, 2012	$6,511	$946	$—	$276	$55	$377	$8,165

(1)         For the year ended December 31, 2012, additions include $49 (2011 — $15) in respect of asset retirement obligations (see Note 19(a)).

45

notes to consolidated financial statements

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at December 31, 2012, was $2.9 billion (2011 — $3.0 billion).

As at December 31, 2012, our contractual commitments for the acquisition of property, plant and equipment were $187 million over a period through to 2014 (2011 — $188 million over a period through to 2013).

46

notes to consolidated financial statements

16          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at January 1, 2011	$245	$137	$2,495	$112	$240	$3,229	$4,867	$7	$4,874	$8,103	$3,936	$12,039
Additions	—	—	39	4	347	390	—	—	—	390	—	390
Additions arising from business acquisitions (e)	—	60	1	—	—	61	—	—	—	61	110	171
Dispositions, retirements and other	—	—	(256)	(23)	—	(279)	—	—	—	(279)	(21)	(300)
Reclassifications	—	—	422	—	(422)	—	—	—	—	—	—	—
As at December 31, 2011	245	197	2,701	93	165	3,401	4,867	7	4,874	8,275	4,025	12,300
Additions	—	—	10	3	405	418	—	—	—	418	—	418
Additions arising from business acquisitions (e)	—	9	33	—	—	42	—	—	—	42	41	83
Dispositions, retirements and other	—	—	(240)	(1)	—	(241)	9	—	9	(232)	—	(232)
Reclassifications	—	—	385	—	(385)	—	—	—	—	—	—	—
As at December 31, 2012	$245	$206	$2,889	$95	$185	$3,620	$4,876	$7	$4,883	$8,503	$4,066	$12,569
Accumulated amortization
As at January 1, 2011	$58	$41	$1,772	$80	$—	$1,951	$—	$—	$—	$1,951	$364	$2,315
Amortization(2)	6	19	431	4	—	460	—	—	—	460	19	479
Dispositions, retirements and other	—	—	(267)	(22)	—	(289)	—	—	—	(289)	(19)	(308)
As at December 31, 2011	64	60	1,936	62	—	2,122	—	—	—	2,122	364	2,486
Amortization	7	21	408	7	—	443	—	—	—	443	—	443
Dispositions, retirements and other	—	—	(242)	(1)	—	(243)	—	—	—	(243)	—	(243)
As at December 31, 2012	$71	$81	$2,102	$68	$—	$2,322	$—	$—	$—	$2,322	$364	$2,686
Net book value
As at December 31, 2011	$181	$137	$765	$31	$165	$1,279	$4,867	$7	$4,874	$6,153	$3,661	$9,814
As at December 31, 2012	$174	$125	$787	$27	$185	$1,298	$4,876	$7	$4,883	$6,181	$3,702	$9,883

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

(2)   Includes a goodwill impairment relating to an immaterial Wireline segment subsidiary classified as held for sale at, and disposed of subsequent to, December 31, 2011.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2012, was $683 million (2011 — $662 million).

As at December 31, 2012, our contractual commitments for the acquisition of intangible assets were $119 million over a period through to 2018 (2011 — $142 million over a period through to 2018).

47

notes to consolidated financial statements

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2012, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2013	$361
2014	269
2015	171
2016	97
2017	42

(c)          Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review by Industry Canada of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of the combination of these significant factors, our spectrum licences are currently considered to have indefinite lives.

(d)         Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for us.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2012	2011	2012	2011	2012	2011
Wireless	$4,883	$4,874	$2,644	$2,644	$7,527	$7,518
Wireline	—	—	1,058	1,017	1,058	1,017
	$4,883	$4,874	$3,702	$3,661	$8,585	$8,535

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future.

We validate our value in use calculation results through the use of the market-comparable approach and analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market values.

Key assumptions

The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates. In the normal course, we make changes to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The cash flow projection key assumptions are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2012 annual test purposes, at a consolidated pre-tax notional rate of 9.06% (2011 — 9.39%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2012 annual test purposes, using perpetual growth rates of 1.75% (2011 — 1.75%) for the wireless cash-generating unit and 0.50% (2011 — zero) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of our cash-generating units’ recoverable amounts is based would not cause the cash-generating units’ carrying amounts (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) to exceed their

48

notes to consolidated financial statements

recoverable amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2012 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in our continuing to be able to recover the carrying value of our intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)         Business acquisitions

TELUS-branded wireless dealership businesses

During the years ended December 31, 2012 and 2011, we acquired 100% ownership of certain TELUS-branded wireless dealership businesses. There was no contingent consideration in the transactions. The investments were made with a view to enhancing our distribution of wireless products and customer services across Western Canada. The 2012 acquisitions were immaterial in total.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the acquired workforce; and the benefits of acquiring established businesses in multiple locations). Approximately $NIL was assigned to goodwill during the year ended December 31, 2012 (2011 — $16 million), and may be deductible for tax purposes.

Other

During the year ended December 31, 2012, we acquired businesses complementary to our existing lines of business; with the exception of one acquisition of 55% of the shares of a business, all acquisitions were for 100% ownership. There was $1 million of contingent consideration recorded in association with the transactions; payment of contingent consideration is dependent upon achievement of revenue and key employee retention targets through 2014.

In respect of the 55% acquired business, we concurrently provided two written put options to the remaining selling shareholder: the first of these is for 40% of the shares and would become exercisable December 31, 2015, if certain business metrics are achieved; and the second of these is for the remaining 5% of the shares, and would become exercisable no later than 18 months after the exercise of the first written put option. The first and second written put options set out that the share pricing methodology will be dependent upon the future earnings and market value, respectively, of the acquired business. The acquisition-date fair value of the puttable shares held by the non-controlling shareholder has been recorded as a provision, as further discussed in Note 19(a). Also concurrent with our acquisition of the initial 55% economic interest, the non-controlling shareholder provided us with two purchased call options, which substantially mirror the written put options except that we can exercise our first purchased call option prior to December 31, 2015, if certain business financial metrics are exceeded.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic locations of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for tax purposes.

Transactel (Barbados) Inc.

During the year ended December 31, 2011, we acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing our business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other facilities.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquiree in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the assembled workforce; the established operation with certain capabilities in the industry; and the geographic location of the acquiree). The amount assigned to goodwill is not expected to be deductible for tax purposes.

49

notes to consolidated financial statements

Our investment in Transactel (Barbados) Inc. is summarized as follows:

	Interest in Transactel (Barbados) Inc. attributable to:
	Common Shares		Non-controlling interest(2)		Total
($ in millions)		Economic interest		Economic interest		Economic interest
December 2008 tranche
Cash	$19
Contingent consideration	10
	29	29.99%
January 2011 tranche	20	21.01%
Equity accounting adjustments through February 1, 2011	(2)
	47	51.00%
Gain on 51% interest re-measured at acquisition-date fair value	16
Relative acquisition-date (February 1, 2011) fair values	63	51.00%	$60	49.00%	$123	100.00%
May 2011 equity transaction(1)	56	44.00%	(56)	(44.00)%	—	—
	$119	95.00%	$4	5.00%	$123	100.00%

(1)         The difference between the amount we paid for the incremental 44% economic interest and the associated proportionate share of the non-controlling interest in the net assets of Transactel (Barbados) Inc. was recorded as a credit to retained earnings in the Consolidated Statements of Changes in Owners’ Equity.

(2)         The non-controlling interest at December 31, 2012 and 2011, is included in the Consolidated Statements of Financial Position as a non-current provision due to the provision of a written put option for the 5% economic interest we did not own.

The acquisition was effected as follows:

·                  On December 22, 2008, we acquired an initial 29.99% economic interest in Transactel (Barbados) Inc. for $19 million cash. Contingent consideration payable was dependent upon Transactel (Barbados) Inc. earnings for the year ended December 31, 2011. We initially accounted for our investment in Transactel (Barbados) Inc. using the equity method.

·                  On January 7, 2011, we exercised our first purchased call option (obtained December 22, 2008) to acquire an additional 21.01% economic interest in Transactel (Barbados) Inc. from the vendor for $20 million cash.

Upon such exercise, we continued to account for our resulting direct 51% economic interest in Transactel (Barbados) Inc. using the equity method. Although we had the right to elect a simple majority of the board of directors at the direct 51% economic interest level, the vendor’s remaining direct 49% economic interest effectively had a veto right over the strategic operating, investing and financing policies of Transactel (Barbados) Inc. and thus we did not have the control necessary to apply consolidation accounting.

·                  Subsequently in the first quarter of 2011, Transactel (Barbados) Inc. achieved the business growth target necessary to allow us to exercise our second purchased call option (also obtained December 22, 2008) and we asserted our control effective February 1, 2011 (the acquisition date). The effects of the exercise included that we:

·                  accounted for our 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis (as the vendor no longer had an effective veto over the strategic operating, investing and financing policies) and included Transactel (Barbados) Inc.’s results in our Wireline segment effective February 1, 2011;

·                  were required to re-measure our pre-acquisition 51% economic interest at the acquisition-date fair value, resulting in the recognition of a gain of $16 million (see Note 6) (such gain being net of a contingent consideration liability estimate of $10 million; concurrent with preparing our 2011 financial statements, the contingent consideration liability was confirmed at $9 million, as discussed further in Note 19(a), and the gain was thus revised to $17 million);

·                  were required to initially measure the non-controlling interest’s 49% economic interest at acquisition-date fair value, resulting in an increase of $60 million in the non-controlling interest; and

·                  recorded, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash.

Concurrent with acquiring the incremental 44% economic interest, we provided a written put option to the vendor. This third written put option becomes exercisable on December 22, 2015, and allows the vendor to put the remaining 5% economic interest to us (our effective interest in Transactel (Barbados) Inc. would become 100%). The written put option sets out that the pricing methodology is to use an independent party that will apply common practice valuation techniques. Also concurrently, the vendor has provided us with a purchased call option which substantially mirrors the  third written put option.

50

notes to consolidated financial statements

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

	2012	2011
	Individually immaterial acquisitions(1)	Transactel (Barbados) Inc.	TELUS-branded wireless dealership businesses
Years ended December 31	Various	February 1,	Various
As at (millions)	2012	2011	2011
Assets
Current assets
Cash	$2	$—	$—
Accounts receivable(2)	4	25	2
Other	—	5	1
	6	30	3
Non-current assets
Property, plant and equipment	2	12	6
Intangible assets
Intangible assets subject to amortization(3)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	9	21	39
Software	33	1	—
	42	22	39
Deferred income taxes	—	—	2
Total non-current assets	44	34	47
Total identifiable assets acquired	50	64	50
Liabilities
Current liabilities	5	13	5
Non-current liabilities
Other long-term liabilities	—	—	1
Deferred income taxes	2	—	1
Total non-current liabilities	2	—	2
Total liabilities assumed	7	13	7
Net identifiable assets acquired	43	51	43
Goodwill	41	72	38
Net assets acquired	$84	$123	$81
Acquisition effected by way of:
Cash consideration	$46	$—	$81
Accrued liabilities	5	—	—
Non-current provisions	31	—	—
Re-measured pre-acquisition interest at acquisition-date fair value(4)	2	63	n.a.
	84	63	81
Non-controlling interest measured at fair value(5)	n.a.	60	n.a.
	$84	$123	$81

(1)         Including TELUS-branded wireless dealership businesses.

(2)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(3)         The customer contracts and related customer relationships and the software acquired in conjunction with Transactel (Barbados) Inc. are being amortized over periods of six years and three years, respectively. The customer contracts, related customer relationships and leasehold interests acquired in conjunction with the TELUS-branded wireless dealership and other businesses are being amortized over a period of six years; software acquired is being amortized over a period of five years.

(4)         In respect of individually immaterial transactions in 2012, re-measurement of our previously held interest resulted in the recognition of an acquisition-date gain of less than $1.

In respect of Transactel (Barbados) Inc., re-measurement of our previously held 51% economic interest resulted in the recognition of an acquisition-date gain of $16 which is included in our Consolidated Statements of Income and Other Comprehensive Income as a component of Other operating income (see Note 6). The previously held 51% economic interest was comprised of an initial 29.99% acquired December 22, 2008, and a 21.01% economic interest obtained January 7, 2011.

The acquisition-date fair value of our 51% interest included the recognition of $10 for contingent consideration, which was contractually based upon a multiple of an estimate of Transactel (Barbados) Inc. fiscal 2011 earnings in excess of a threshold amount.

Concurrent with preparing our 2011 financial statements, the contingent consideration liability was confirmed at $9, as discussed further in Note 19(a), and the gain was thus revised to $17.

(5)         The remaining non-controlling interest, representing a 49% economic interest, had a fair value of $60 as of February 1, 2011 (acquisition-date fair value). The non-controlling interest fair value (the recorded amount of which is based upon net assets acquired) was determined by discounted cash flows. The fair value estimate is based upon: a going-concern basis; market participant synergies; a perpetuity terminal value based on sustaining cash flows; and costs (taxes) associated with future repatriation of funds.

n.a. — not applicable

51

notes to consolidated financial statements

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal years presented.

Years ended December 31	2012		2011
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
Operating revenues	$10,921	$10,934	$10,397	$10,424
Net income	$1,318	$1,318	$1,215	$1,212
Net income per Common Share and Non-Voting Share
– Basic	$4.05	$4.05	$3.76	$3.75
– Diluted	$4.03	$4.03	$3.74	$3.73

(1)         Operating revenues and net income (loss) for the year ended December 31, 2012, include $21 and $(1), respectively, in respect of the acquired businesses.

(2)         Pro forma amounts for the years ended December 31, 2012 and 2011, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17          real estate joint venture

(a)         General

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

(b)         Real estate joint venture summarized financial information

As at December 31 (millions)	2012
ASSETS
Current assets
Cash and temporary investments, net	$5
Sales contract deposits held by arm’s-length trustee	26
Other	6
37
Non-current assets
Property under development
Office	57
Residential condominiums (subject to sales contracts)	52
109
$146
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7
Non-current liabilities
Sales contract deposits held by arm’s-length trustee	26
Construction credit facilities	54
Construction holdback liabilities	1
Other financial liabilities(1)	18
Liabilities	106
Owners’ equity
TELUS(2)	20
Other partner	20
40
$146

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured (as set out in (c) following), are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amount recorded by the real estate joint venture differs from that recorded by us by the amount of the deferred gain on our real estate contributed (as set out in (c) following).

52

notes to consolidated financial statements

During the year ended December 31, 2012, the real estate joint venture capitalized $3 million of financing costs.

(c)          Our transactions with the real estate joint venture

	2012
Year ended December 31 (millions)	Loans and receivables; other	Equity	Total
Related to real estate joint venture statement of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$(2)	$(2)
Related to real estate joint venture statement of financial position
Items not affecting currently reported cash flows
Our real estate contributed	11	28	39
Deferral of gain on our remaining interest in our real estate contributed	—	(9)	(9)
Financing costs charged by us, excluding those arising from construction credit facilities	1	—	1
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	27	—	27
Financing costs paid to us	(1)	—	(1)
Funds we advanced(1) or contributed, excluding construction credit facilities	18	28	46
Cash repayment of loans and receivables, excluding construction credit facilities	(12)	—	(12)
Cash distribution	—	(18)	(18)
Cash payment arising from joint venture capital account rebalancing	—	(16)	(16)
	44	13	57
Net increase in account with real estate joint venture and balance, end of period	$44	$11	$55
Account with real estate joint venture
Non-current assets(2)	$45	$11	$56
Current and non-current liabilities	(1)	—	(1)
	$44	$11	$55

(1)         As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, we have an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

(2)     Non-current loans and receivables are included in our Consolidated Statements of Financial Position as Other long-term assets.

(d)         Commitments and contingent liabilities

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at December 31, 2012, the real estate joint venture’s construction-related contractual commitments were approximately $150 million through to 2015.

Operating lease

In the first quarter of 2012, as one of the future office tower tenants, we entered into a 20-year operating lease for our new national headquarter premises with the real estate joint venture at market rates. The future minimum lease payments under this lease are as follows:

Years ending December 31 (millions)	Rent	Occupancy costs	Gross
2013	$—	$—	$—
2014	—	—	—
2015	6	4	10
2016	6	4	10
2017	6	4	10
Thereafter	121	79	200
Total future minimum lease payments as at December 31, 2012(1)	$139	$91	$230

(1)         The amounts in this table have been included with the corresponding amounts in Note 22(a).

Construction credit facilities

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing

53

notes to consolidated financial statements

representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

Other

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at December 31, 2012, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

18          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 23(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain trade receivables up to a maximum of $500 million (2011 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2012, we had transferred, but continued to recognize, trade receivables of $454 million (2011 — $456 million). Short-term borrowings of $400 million (2011 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

19          provisions

(a)         General

(millions)	Regulatory	Asset retirement obligation	Employee related (b)	Other (b)	Total
As at January 1, 2011	$104	$85	$105	$32	$326
Addition	—	—	20	101	121
Use	(104)	—	(73)	(52)	(229)
Reversal	—	—	(15)	(12)	(27)
Interest effect(1)	—	19	—	—	19
As at December 31, 2011	—	104	37	69	210
Addition	—	2	40	48	90
Use	—	(2)	(41)	(36)	(79)
Reversal	—	—	(2)	—	(2)
Interest effect(1)	—	52	—	—	52
As at December 31, 2012	$—	$156	$34	$81	$271
Current	$—	$3	$36	$49	$88
Non-current	—	101	1	20	122
As at December 31, 2011	$—	$104	$37	$69	$210
Current	$—	$3	$33	$13	$49
Non-current	—	153	1	68	222
As at December 31, 2012	$—	$156	$34	$81	$271

(1)         The difference, if any, between the interest effect in this table and the amount disclosed in Note 8, is in respect of any change in the discount rate applicable to the provision, such difference being included in the cost of the associated asset(s).

54

notes to consolidated financial statements

Regulatory

In 2002, the CRTC issued Decisions 2002-34 and 2002-43 which resulted in the creation of non-high cost serving area deferral accounts. The deferral account arises from the CRTC requiring us to defer the statement of income and other comprehensive income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. In order to extinguish the deferral account liability, we will be: expanding broadband services in our incumbent local exchange carrier territories to rural and remote communities; enhancing accessibility to telecommunications services for individuals with disabilities; and rebating the balance of the deferral account to local residential customers in non-high cost serving areas. The CRTC rendered its final decision on the use of the deferral account in August 2010. The decision required $54 million in customer rebates to be effected by February 2011, and the remaining $111 million is to be applied to providing broadband services and initiatives for the disabled, both of which are to be completed by 2014. The amounts used, rebated, to be applied in the next 12 months or for which the timing or amount are no longer uncertain are reflected in the table above as a use.

Asset retirement obligation

We recognize liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes legal disputes and non-employee related restructuring activities (as discussed further in (b) following), as well as written put options related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

As discussed further in Note 22(c), we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we have established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

As discussed further in Note 16(e), we incurred a liability for contingent consideration in connection with acquiring an initial 29.99% economic interest in Transactel (Barbados) Inc. in December 2008; as at December 31, 2011, the timing and amount of the contingent consideration were no longer uncertain and thus the amount that was to be paid is reflected in the table above as a use and the difference of $1 million is reflected as a reversal. Also as discussed in Note 16(e), we have provided written put options in respect of non-controlling interests; cash outflows are not expected to occur prior to initial exercisability of the written put options in December 2015.

(b)         Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2012, restructuring activities included ongoing efficiency initiatives such as:

·                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

·                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

·                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and use of reduced real estate space, which includes vacating premises; and

·                  decommissioning uneconomic services and products.

55

notes to consolidated financial statements

	2012			2011
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$15	$—	$15	$7	$—	$7
Involuntary	25	—	25	11	—	11
Other	—	10	10	—	22	22
Reversal
Workforce
Involuntary	(2)	—	(2)	—	—	—
Voluntary	—	—	—	(5)	—	(5)
	38	10	48	13	22	35
Use
Workforce
Voluntary	21	—	21	45	—	45
Involuntary and other	20	—	20	27	—	27
Other	—	11	11	—	11	11
	41	11	52	72	11	83
Expenses greater (less) than disbursements	(3)	(1)	(4)	(59)	11	(48)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	36	27	63	95	16	111
Balance, end of period	$33	$26	$59	$36	$27	$63

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

20          long-term debt

(a)         Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2012	2011
TELUS Corporation Notes
CB	5.00	%(1)	June 2013	$300	$300
CC	4.50	%(1)	March 2012	—	300
CD	4.95	%(1)	March 2017	693	692
CE	5.95	%(1)	April 2015	499	498
CF	4.95	%(1)	May 2014	699	698
CG	5.05	%(1)	December 2019	992	991
CH	5.05	%(1)	July 2020	994	993
CI	3.65	%(1)	May 2016	596	595
CJ	3.35	%(1)	March 2023	496	—
				5,269	5,067
TELUS Corporation Commercial Paper	1.14%		Through March 2013	245	766
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	124
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				742	741
Long-Term Debt				$6,256	$6,574
Current				$545	$1,066
Non-current				5,711	5,508
Long-Term Debt				$6,256	$6,574

(1)         Interest is payable semi-annually.

56

notes to consolidated financial statements

(b)         TELUS Corporation notes

General

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)
5.00% Notes, Series CB	May 2006	June 2013	$998.80	$300 million	$300 million	16	(1)
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	(1)
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66	(1)
4.95% Notes, Series CF(2)	May 2009	May 2014	$999.96	$700 million	$700 million	71	(1)
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	(1)
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	(1)
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	(1)
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million	40	(3)

(1)         The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)         This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)         At any time prior to December 15, 2022, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after December 15, 2022, the notes are redeemable at our option, in whole, but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof.

2011 Cross Currency Interest Rate Swap Agreements

With respect to the 2011 (U.S. Dollar) Notes, which were repaid during fiscal 2011, we entered into cross currency interest rate swap agreements concurrent with the debt issuance in 2001 which effectively converted the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327. The counterparties of the swap agreements were highly rated financial institutions and we did not anticipate any non-performance. We did not require collateral or other security from the counterparties due to our assessment of their creditworthiness.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, that is backstopped by our $2.0 billion syndicated credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

TELUS Corporation has an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstop of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that we may not permit our net debt to operating cash flow ratio to exceed 4.0:1 and may not permit our operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

57

notes to consolidated financial statements

As at December 31 (millions)	2012	2011
Net available	$1,755	$1,234
Backstop of commercial paper	245	766
Gross available	$2,000	$2,000

In addition to the ability to provide letters of credit pursuant to our $2.0 billion bank credit facility, we have $120 million (2011 — $115 million) of letter of credit facilities expiring mid-2013, of which $120 million was utilized at December 31, 2012 (2011 — $115 million).

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2012, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2013	$545
2014	700
2015	625
2016	600
2017	700
Thereafter	3,124
Future cash outflows in respect of long-term debt principal repayments	6,294
Future cash outflows in respect of associated interest and like carrying costs(1)	1,949
Undiscounted contractual maturities (Note 4(c))	$8,243

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2012.

21          Common Share and Non-Voting Share capital

As at December 31, 2012 and 2011, our authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at our general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, such as if there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling our Common Shares. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and we have the right to require conversion on the same basis.

With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

As at December 31, 2012, approximately 27 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans (see Note 13(b)).

On February 21, 2012, we announced a proposal which contemplated a court-approved plan of arrangement under the Business Corporations Act (British Columbia) providing for, among other things, the conversion of all outstanding

58

notes to consolidated financial statements

Non-Voting Shares into Common Shares on a one-for-one basis and the removal of the Non-Voting Shares from our authorized share structure pursuant to an amendment to our Articles.

·                  On April 10, 2012, Mason Capital Management LLC (Mason) submitted an Alternative Monthly Reporting System Report which disclosed that funds managed by Mason beneficially owned approximately 32.7 million Common Shares (18.7% of the class) and approximately 0.6 million Non-Voting Shares, while Mason, together with its joint actors, had obligations under securities lending arrangements to return to lenders approximately 11.0 million Common Shares and 21.7 million Non-Voting Shares. Mason also disclosed in the filing that they intended to vote against our proposal.

·                  On May 8, 2012, we announced that we were withdrawing the initial proposal but that we remained committed to collapsing our dual class structure on a one-for-one basis in due course.

·                  On August 2, 2012, Mason, through CDS, the Canadian Depository for Securities, submitted a requisition for a general meeting of common shareholders to establish amongst other matters conditions under which any future share conversion could be completed.

·                  On August 21, 2012, we announced a new proposal which involved a court-approved plan of arrangement that provided for a one-time exchange of all of the issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis and no amendments to our Articles. Approval of the new proposal would be subject to a simple majority of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

·                  On October 15, 2012, we obtained an Order from the Supreme Court of British Columbia directing that the meeting to consider our new proposal and the resolutions described in Mason’s meeting requisition proceed jointly on October 17, 2012.  At the joint meeting, we announced that our plan of arrangement obtained the necessary approvals from the holders of Common Shares and holders of Non-Voting Shares and that Mason’s resolutions had not obtained the necessary approvals. From November 7 to 9, 2012, the Supreme Court of British Columbia held a hearing to consider the fairness of our new proposal and various appeals raised by Mason.

·                  On December 18, 2012, the Supreme Court of British Columbia approved our proposal and dismissed all appeals raised by Mason.  Mason filed a notice to appeal this decision and obtained a stay preventing completion of the plan of arrangement.

·                  On January 25, 2013, Mason and ourselves agreed to abandon all litigation, allowing the share exchange to be completed effective February 4, 2013. The agreement did not involve the payment of funds to either party.

·                  The effective time of the plan of arrangement is February 4, 2013, 12:01 a.m. Pacific Standard Time.

22          commitments and contingent liabilities

(a)         Leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. As set out in Note 19(b), we have consolidated administrative real estate and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

	Operating lease payments					Operating lease receipts
	Land and buildings(1)			Vehicles and		from sublet
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2013	$186	$92	$278	$15	$293	$14
2014	172	88	260	8	268	16
2015	165	89	254	6	260	21
2016	141	77	218	4	222	10
2017	116	71	187	1	188	7
Thereafter	738	486	1,224	—	1,224	34
Total future minimum lease payments as at December 31, 2012	$1,518	$903	$2,421	$34	$2,455	$102

(1)         As set out in Note 17(d), we entered into a lease for our new national headquarters premises with the real estate joint venture, and the associated amounts have been included in this table.

59

notes to consolidated financial statements

	Operating lease payments					Operating lease receipts
	Land and buildings			Vehicles and		from sublet
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2012	$179	$92	$271	$16	$287	$11
2013	165	88	253	8	261	14
2014	151	80	231	4	235	21
2015	136	76	212	3	215	20
2016	123	73	196	1	197	18
Thereafter	665	466	1,131	—	1,131	82
Total future minimum lease payments as at December 31, 2011	$1,419	$875	$2,294	$32	$2,326	$166

Of the gross amount in respect of land and buildings as at December 31, 2012:

·                  approximately 52% (2011 — 56%) of this amount was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates that range from 2022 to 2034 (2011 — range from 2016 to 2026).

·                  approximately 18% (2011 — 17%) of this amount was in respect of wireless site leases; the weighted average length of the leases, which have various terms, is 7 years (2011 — 7 years).

(b)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases, these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 17 for details regarding our guarantees to the TELUS Garden real estate joint venture.

As at December 31, 2012, we had no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

Certified class actions

Certified class actions against us include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including us. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks direct and punitive damages in an unspecified amount. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. Our appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was

60

notes to consolidated financial statements

stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s application for leave to appeal the stay was heard on November 14, 2012, and the decision was reserved. In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. We believe that we have good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits.

Uncertified class actions

Uncertified class actions against us include: a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including us have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges; a 2008 class action brought in Ontario alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute; and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless service rates. The plaintiffs in these actions seek direct and punitive damages and other relief. We are assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. We are assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

23                      related party transactions

(a)         Investments in significant controlled entities

		2012	2011
As at December 31	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2012	2011
Short-term benefits	$11	$9
Post-employment pension(1) and other benefits	6	3
Share-based compensation(2)	21	16
	$38	$28

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the year ended December 31, 2012, share-based compensation is net of $4 (2011 — $2) of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2012 and 2011. In respect of our key management personnel, for the year ended December 31, 2012, the total fair value, at date of grant, of restricted stock units awarded was $16 million (2011 — $15 million); no share options were awarded to our key management personnel in fiscal 2012 or 2011. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2012 and 2011 awards are included in the amounts in the table above.

61

notes to consolidated financial statements

During the year ended December 31, 2012, key management personnel exercised 703,943 share options (2011 – 736,908 share options) which had an intrinsic value of $17 million (2011 – $8 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $58.61 (2011 – $50.48).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2012	2011
Restricted stock units	$18	$12
Deferred share units(1)	26	22
	$44	$34

(1)         Our Directors’ Deferred Share Unit Plan (formerly the Directors Share Option and Compensation Plan) provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares (Common Shares, effective February 4, 2013 — see Note21) or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares (Common Shares, effective February 4, 2013). Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2012, $3 (2011 - $3) was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than our other employees with respect to unvested share-based compensation, other than the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)          Transactions with defined benefit pension plans

During the year ended December 31, 2012, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2011 — $5 million).

During the years ended December 31, 2012 and 2011, we made employer contributions to our defined benefit pension plans as set out in Note 14(a).

(d)         Transactions with real estate joint venture

During the year ended December 31, 2012, we had transactions with the real estate joint venture, which is a related party, as set out in Note 17.

24          additional financial information

(a)         Statement of financial position

As at December 31 (millions)	2012	2011
Accounts receivable
Customer accounts receivable	$1,261	$1,178
Accrued receivables – customer	114	111
Allowance for doubtful accounts	(44)	(36)
	1,331	1,253
Accrued receivables – other	210	172
Other	—	3
	$1,541	$1,428
Inventories(1)
Wireless handsets, parts and accessories	$307	$307
Other	43	46
	$350	$353

62

notes to consolidated financial statements

As at December 31 (millions)	2012	2011
Accounts payable and accrued liabilities
Accrued liabilities	$611	$579
Payroll and other employee related liabilities	332	287
Restricted stock units liability	34	29
Accrual for net-cash settlement feature for share option awards (Note 13(b))	—	3
	977	898
Trade accounts payable	423	406
Interest payable	65	68
Other	46	47
	$1,511	$1,419
Advance billings and customer deposits
Advance billings	$627	$575
Regulatory deferral accounts	23	24
Deferred customer activation and connection fees	26	32
Customer deposits	27	24
	$703	$655
Other long-term liabilities
Pension and other post-retirement liabilities	$1,415	$1,053
Other	116	116
Restricted stock units and deferred share units liabilities	38	35
	1,569	1,204
Regulatory deferral accounts	60	77
Deferred customer activation and connection fees	51	59
Deferred gain on sale-leaseback of buildings	2	3
	$1,682	$1,343

(1)         Cost of goods sold for the year ended December 31, 2012 was $1,462 (2011 – $1,522).

(b)         Supplementary cash flow information

Years ended December 31 (millions)	Note	2012	2011
Net change in non-cash operating working capital
Accounts receivable		$(113)	$(79)
Inventories		3	(69)
Prepaid expenses		(34)	(36)
Accounts payable and accrued liabilities		69	(47)
Income and other taxes receivable and payable, net		118	13
Advance billings and customer deposits		48	(3)
Provisions		(39)	(34)
		$52	$(255)
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	15	$(1,563)	$(1,457)
Intangible assets	16(a)	(418)	(390)
		(1,981)	(1,847)
Additions arising from asset retirement obligations		(49)	(15)
		(2,030)	(1,862)
Non-cash items included above
Change in associated non-cash investing working capital		33	(20)
Non-cash change in asset retirement obligation		47	15
		80	(5)
		$(1,950)	$(1,867)
Cash payments for acquisitions and related investments
Acquisitions and related investments	16(e)	$(82)	$(110)
Cash acquired		2	—
Change in associated non-cash investing working capital		(4)	9
Change in associated non-current provisions		31	—
		$(53)	$(101)

63

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2012	2011
Proceeds on dispositions
Proceeds on dispositions		$16	$4
Change in associated non-cash investing working capital		4	(4)
		$20	$—
Dividends paid to holders of Common Shares and Non-Voting Shares	12
Dividends declared in a previous fiscal period, payable in current fiscal period		$(188)	$(169)
Re-invested in Non-Voting Shares issued from Treasury		—	54
		(188)	(115)
Current period dividends
Declared		(794)	(715)
Payable at end of period		208	188
		(586)	(527)
		$(774)	$(642)
Long-term debt issued
TELUS Corporation Commercial Paper		$5,488	$3,468
Other		500	600
		$5,988	$4,068
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(6,009)	$(2,806)
Other		(300)	(1,140)
		$(6,309)	$(3,946)

64

TELUS CORPORATION

Management’s discussion and analysis

2012

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, “we,” “us” or “our” refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets for 2013 and related assumptions are described in Sections 1.4 and 1.5. Factors that could cause actual performance to differ materially include, but are not limited to:

·                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and TELUS high-speed Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

·                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; and OTT IP services that may cannibalize TV and entertainment services.

·                  Technology including: subscriber demand for data that could challenge wireless network and spectrum capacity, and service levels; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans; reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the expected benefits and performance of long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products, new services and supporting systems; network reliability and change management (including risk of migration to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; and successful upgrades and evolution of TELUS TV technology, which depends on third-party suppliers.

·                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments in the United States, Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

·                  Capital expenditure and spectrum licence expenditure levels in 2013 and beyond due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, new IDC initiatives, and Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band expected in the second half of 2013 and the 2,500-2,690 MHz bands expected in 2014.

·                  Financing and debt requirements including ability to carry out refinancing activities.

·                  Ability to sustain growth objectives through 2013 including: dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share (EPS) and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013. There can be no assurance that we will initiate a normal course issuer bid in 2013 or that we will maintain a dividend growth model after 2013.

·                  Regulatory approvals and developments including: future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired) or other spectrum purchases; whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; compliance with restrictions on non-Canadian ownership of TELUS Common Shares; developments and changes in foreign ownership levels of TELUS; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces and a new Canadian Radio-television and Telecommunications Commission (CRTC) proceeding to establish a mandatory code and clarity for consumers in respect of terms and conditions of wireless services, where non-harmonized provincial rules create risk of significant compliance costs.

·                  Human resource matters including employee retention and recruitment.

·                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, procurement initiatives and administrative office consolidation, without losing customer service focus or negatively impacting client care.

·                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; and real estate joint venture development risks.

·                  Tax matters including: a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible higher than currently forecast corporate income tax rates in the future; the Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal of its harmonized sales tax back to a separate provincial sales tax and federal goods and services tax, as well as the Province of Quebec’s sales tax harmonization; and international tax complexity and compliance.

·                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

·                  Acquisitions or divestitures including realizing expected strategic benefits.

·                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in our filings in the United States, including Form 40-F (on EDGAR at sec.gov).  For further information, see Section 10: Risks and risk management.

Management’s discussion and analysis

February 27, 2013

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the year ended December 31, 2012, and should be read together with TELUS’ audited Consolidated financial statements dated December 31, 2012 (subsequently referred to as the Consolidated financial statements). This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section	Page	Description
1. Introduction	3	A summary of TELUS’ consolidated results, performance against our 2012 targets and presentation of our 2013 targets
2. Core business and strategy	12	A discussion of our core business and strategy, including examples of activities in support of our six strategic imperatives
3. Key performance drivers	14	A report on our 2012 corporate priorities and an outline of our 2013 priorities
4. Capabilities	17	Factors that affect our capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	22	A discussion of consolidated and segmented operating performance
6. Changes in financial position	34	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2012
7. Liquidity and capital resources	35	A discussion of operating cash flows, investing and financing activities, as well as liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	46	Accounting estimates that are critical to determining financial results and effects in 2013 of applying amended and new accounting standards
9. General outlook	52	Trends and expectations for the telecommunications industry
10. Risks and risk management	55	Risks and uncertainties facing us and how we manage these risks
11. Definitions and reconciliations	77	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures that we use

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. We determine whether or not information is material based on whether we believe a reasonable investor’s decision to buy, sell or hold TELUS securities would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

We have issued guidance on, and report on, certain non-GAAP measures used to evaluate the performance of TELUS and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA items of an unusual nature that do not reflect our ongoing operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canada’s economy and telecommunications industry

Economic environment

We estimate economic growth in Canada was 1.9% in 2012 (2.5% in 2011) and the Bank of Canada’s January 2013 Monetary Policy Report projected growth of 2.0% in 2013 and 2.7% in 2014. In addition, Statistics Canada’s Labour Force Survey reported the December 2012 national unemployment rate was the lowest in four years at 7.1%, down from 7.5% in December 2011. (See Section 10.11 Economic growth and fluctuations.)

Telecommunications industry

We estimate that growth in Canadian telecommunications industry revenue (including TV revenue and excluding media revenue) was approximately 3% in 2012 (3% in 2011), driven by continued wireless sector growth. (See Section 9: General outlook.)

In addition, based on publicly reported competitors’ results, we estimate Canadian wireless industry revenue and EBITDA growth in 2012 to be approximately 5% and 8%, respectively, as compared to revenue and EBITDA growth in 2011 of 4.5% and 2%, respectively. Increased competitive intensity from established national competitors and AWS entrants, as well as new smartphones and tablets, attracted more than 1.2 million new industry subscribers in 2012, or an increase in penetration of approximately 2.6 percentage points to 80% of the population. The wireless penetration rate in Canada is expected to increase further in 2013 by between two and three percentage points.

We expect the Canadian wireline sector to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain for TELUS in wireline data, including Internet, IP-based TV and entertainment services, health solutions and business process outsourcing services.

1.3 Consolidated highlights

Highlights

Years ended December 31 ($ millions, unless noted otherwise)	2012	2011	Change
Consolidated statements of income
Operating revenues	10,921	10,397	5.0%
Operating income	2,107	1,968	7.1%
Income before income taxes	1,775	1,591	11.6%
Net income	1,318	1,215	8.5%

Net income per share(1)
Basic (basic EPS) ($)	4.05	3.76	7.7%
Diluted ($)	4.03	3.74	7.8%
Cash dividends declared per share(1) ($)	2.44	2.205	10.7%

Basic weighted-average shares(1) outstanding (millions)	326	324	0.4%
Consolidated statements of cash flows
Cash provided by operating activities	3,219	2,550	26.2%

Cash used by investing activities	2,058	1,968	4.6%
Capital expenditures(2)	1,981	1,847	7.3%

Cash used by financing activities	1,100	553	98.9%
Other highlights
Subscriber connections(3) (thousands)	13,113	12,728	3.0%
EBITDA(4)	3,972	3,778	5.1%
Adjusted EBITDA(4)(5)	3,965	3,761	5.4%
Adjusted EBITDA margin(6) (%)	36.3	36.2	0.1	pts.
Free cash flow(4)	1,331	997	33.5%
Net debt to EBITDA — excluding restructuring costs(4) (times)	1.6	1.8	(0.2)

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; pts. — Percentage points.

(1)         Common Shares and Non-Voting Shares.

(2)         Capital expenditures exclude changes in associated non-cash investing working capital, and consequently differ from cash payments for capital assets on the Consolidated statements of cash flows.

(3)         The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(4)         Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures.

(5)         Adjusted EBITDA for 2012 excludes equity losses of $2 million for the TELUS Garden residential real estate partnership and a $9 million pre-tax gain on land contributed to the residential partnership. We do not plan to retain an ownership interest in this residential partnership after completion of construction. Adjusted EBITDA for 2011 excludes a $17 million non-cash gain on Transactel (Barbados) Inc. that resulted from re-measurement of our 51% interest in Transactel at fair value when we exercised our purchased call option and asserted control.

(6)         EBITDA margin is EBITDA divided by Operating revenues. The calculation of Adjusted EBITDA margin for 2012 excludes equity losses for the TELUS Garden residential real estate partnership and the gain on contributed land from both EBITDA and Operating revenues. The calculation of Adjusted EBITDA margin for 2011 excludes the non-cash gain on Transactel from both EBITDA and Operating revenues.

Operating highlights

·                  Operating revenues increased by $524 million in 2012.

Service and equipment revenues increased by $527 million or 5.1% in 2012, mainly due to growth in wireless network revenue reflecting subscriber and ARPU growth, as well as wireline data revenue growth, which exceeded declines in legacy voice revenues. Growth in wireline data revenue resulted primarily from Optik TV, enhanced data and Internet services, data equipment sales and managed workplace services.

Other operating income decreased by $3 million in 2012. A $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and larger drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities were more than offset by the $17 million non-cash re-measurement gain on Transactel (Barbados) Inc. in 2011.

·                  Subscriber connections increased by 385,000 in 2012, reflecting 4.5% growth in wireless subscribers, 33% growth in TELUS TV subscribers and 5.7% growth in total Internet subscriptions, partly offset by a 5.2% decline in total network access lines (NALs). Wireless net subscriber additions were 331,000 in 2012, while TELUS TV and TELUS high-speed Internet subscriber net additions totalled 253,000 in 2012.

Wireless monthly blended ARPU was $60.39 in 2012, up $1.29 or 2.2% from 2011. The increase reflects 21% growth in data ARPU resulting from increased use of data services, greater penetration by smartphones and increased roaming, partly offset by lower voice pricing. Quarterly blended ARPU has increased year over year for nine consecutive quarters.

The wireless postpaid subscriber monthly churn rate was 1.09% in 2012, down 0.22 percentage points from 2011. Improvement in the churn rate can be attributed to our customer-first initiatives, retention efforts, and higher prior-year levels of churn resulting from the loss of a federal government wireless service contract to a low-priced bid from an established competitor.

·                  Operating income increased by $139 million in 2012, reflecting an increase of $194 million in EBITDA, which was partly offset by higher total depreciation and amortization expenses. Wireless EBITDA increased by $281 million, mainly due to growth in network revenue and a 2.3 percentage point increase in network revenue flow through to EBITDA. Wireline EBITDA decreased by $87 million as growth in wireline data services was more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher-margin legacy voice services. Notably, wireline EBITDA increased year over year by $4 million in the fourth quarter due to higher margins on TELUS high-speed Internet and Optik TV.

Adjusted EBITDA increased by $204 million in 2012, while the adjusted EBITDA margin increased slightly from 2011, as a 2.2 percentage point increase in the wireless margin was offset by a 2.4 percentage point decline in the wireline margin.

·                  Income before income taxes increased by $184 million in 2012, reflecting growth in EBITDA and a decrease in financing costs, partly offset by higher total depreciation and amortization expenses.

·                  Income taxes increased by $81 million in 2012, mainly due to 12% growth in pre-tax income and the effects of income tax revaluations and adjustments, partly offset by decreasing blended statutory income tax rates.

·                  Net income increased by $103 million or 8.5% in 2012. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate redevelopment partnership and the 2011 gain on Transactel, Net income increased by 10%.

Analysis of Net income

Years ended December 31 ($ millions)	2012	2011	Change
Net income	1,318	1,215	103
Deduct after-tax gain net of equity losses related to the TELUS Garden residential partnership	(6)	—	(6)
Deduct after-tax Transactel gain	—	(12)	12
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	(12)	(21)	9
Net income before above items	1,300	1,182	118

·                  Basic EPS increased by 29 cents or 7.7% in 2012. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate redevelopment project and the 2011 gain on Transactel, basic EPS increased by 9.0%.

Analysis of basic EPS

Years ended December 31 ($)	2012	2011	Change
Basic EPS	4.05	3.76	0.29
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate partnership, per share	(0.02)	—	(0.02)
Deduct after-tax Transactel gain per share	—	(0.04)	0.04
Deduct net favourable income tax-related adjustments per share (see Section 5.2)	(0.04)	(0.06)	0.02
Basic EPS before above items	3.99	3.66	0.33

·                  Cash dividends declared per share totalled $2.44 in 2012, up 10.7% from 2011. On February 13, 2013, the Board of Directors declared a quarterly dividend of 64 cents per share on the issued and outstanding Common Shares of the Company, payable on April 1, 2013, to shareholders of record at the close of business on March 11, 2013. The 64 cent per share dividend declared for the first quarter of 2013 reflects an increase of six cents or 10.3% from the first quarter dividend paid in April 2012, consistent with our dividend growth policy described in Section 4.3.

Share exchange

On February 21, 2012, we announced that holders of TELUS Common Shares and Non-Voting Shares would have the opportunity to decide whether to eliminate the Non-Voting Share class at our annual and special meeting to be held May 9, 2012. In the face of the opposition of New York-based hedge fund manager Mason Capital Management LLC (Mason), we withdrew the plan on May 8, 2012, and announced that we intended to reintroduce a new proposal in due course. We announced the new share exchange proposal on August 21, 2012, which involved an interim court-approved plan of arrangement that provided for a one-time exchange of all the issued and outstanding TELUS Non-Voting Shares for TELUS Common Shares on a one-for-one basis. Approval of the new proposal would be subject to a simple majority of the votes cast by the holders of TELUS Common Shares and a two-thirds majority of the votes cast by the holders of TELUS Non-Voting Shares, each voting separately as a class.

On August 2, 2012, Mason delivered a requisition and four resolutions to TELUS in respect of a general meeting of shareholders to establish conditions under which any future share conversion could be completed. On October 15, 2012, TELUS obtained an order from the Supreme Court of British Columbia directing that the meeting to consider TELUS’ new proposal and Mason’s meeting to consider its business proceed jointly on October 17, 2012. At the joint meeting, the TELUS plan of arrangement obtained the required shareholder approvals, while the Mason resolutions were not approved.

After a hearing in November, on December 18, 2012, the Supreme Court of British Columbia gave final approval of the share exchange proposal and dismissed all appeals raised by Mason. Subsequently, Mason filed notice with the Court of Appeal of British Columbia and obtained a stay preventing completion of the plan of arrangement. On January 25, 2013, TELUS and Mason agreed to abandon all litigation, allowing the share exchange to be completed effective February 4, 2013. The agreement did not involve the payment of funds to either party.

Liquidity and capital resource highlights

·                  We had unutilized credit facilities of $1.8 billion at December 31, 2012, as well as $100 million availability under our trade receivables securitization program, consistent with our objective of generally maintaining more than $1 billion of unutilized liquidity.

·                  Net debt to EBITDA — excluding restructuring costs was 1.6 times at December 31, 2012, down from 1.8 times at December 31, 2011. The ratio remains within our long-term target policy range of 1.5 to 2.0 times.

·                  Cash provided by operating activities increased by $669 million in 2012. The increase was mainly due to growth in adjusted EBITDA, comparative working capital changes, a reduction in discretionary employer contributions to defined benefit plans, the absence in 2012 of the one-time mandated regulatory rebates to residential subscribers made in 2011, and decreases in net restructuring payments and net interest payments.

·                  Cash used by investing activities increased by $90 million in 2012. The increase resulted mainly from $134 million higher capital expenditures, including investments in our wireless LTE network and two state-of-the-art intelligent IDCs, partly offset by reductions in the amounts for acquisitions and related investments.

·                  Cash used by financing activities increased by $547 million in 2012, mainly due to a reduction in long-term debt and an increase in dividends. The increase in dividend payments reflected a dividend rate that is more than 10% higher and a slightly larger number of shares outstanding, as well as a change to purchasing shares in the open market rather than issuing shares from treasury for reinvested dividends after March 1, 2011. These increases were partially offset by the acquisition in the second quarter of 2011 of an additional equity interest in Transactel (Barbados) Inc.

·                  Free cash flow increased by $334 million or 34% in 2012, mainly due to growth in EBITDA and a reduction in contributions to defined benefit plans, as well as decreases in restructuring, interest and share-based compensation payments, partly offset by higher capital expenditures.

1.4 Performance scorecard (key performance measures)

We achieved three of four original consolidated targets and achieved or exceeded all four original 2012 segment targets, which were announced on December 16, 2011. We achieved our revenue targets due to strong growth in wireless network revenues and wireline data revenues. We met the target for consolidated EBITDA and exceeded the target for wireless EBITDA due to a 2.3 percentage point increase in flow through of wireless network revenues to EBITDA. Wireline revenue was near the top end of the target range, while EBITDA was in the low end of the target range, as growth in data services was offset by ongoing declines in higher-margin legacy voice services. We did not meet our target for consolidated capital expenditures due to higher expenditures for sustaining and growing our networks, and investments to support customer growth.

Our financial objectives, policies and guidelines include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline. Under the dividend growth model, and subject to the Board of Directors’ assessment and determination, we plan to continue with two dividend increases per year through 2013, which would on an annual basis provide an increase of circa 10%. The dividend growth model is not necessarily indicative of dividends declared beyond 2013. The Board of Directors has approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65 to 75% of sustainable net earnings on a prospective basis for dividends declared in 2013 onward. The change results from the non-cash effects of applying in 2013 the amended accounting standard IAS 19 Employee benefits (2011), including reductions of EBITDA, Net income and EPS (see Section 8.2 Accounting policy developments).

The following Scorecard compares TELUS’ performance to our original 2012 targets and also presents our 2013 targets. These targets are prior to application of IAS 19 Employee benefits (2011). See Section 1.5 Financial and operating targets for 2013 for the targets after application of IAS 19 Employee benefits (2011) announced on February 15, 2013, in our 2012 fourth quarter results news release and accompanying investor conference call and webcast. Section 1.5 also has our assumptions. Our 2013 targets and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

Scorecard

2012 performance
Prior to application of	Actual results	Original targets		2013 targets
amended IAS 19	and growth	and growth	Result	and growth
Consolidated
Revenues(1)	$10.921 billion 5.0%	$10.7 to $11.0 billion 3 to 6%	✓	$11.4 to $11.6 billion 4 to 6%
EBITDA(1)(2)(3)	$3.972 billion 5.1%	$3.8 to $4.0 billion 1 to 6%	✓	$4.075 to $4.275 billion 3 to 8%
Basic EPS(3)	$4.05 7.7%	$3.75 to $4.15 0 to 10%	✓	$4.20 to $4.60 4 to 14%
Capital expenditures(1)(4)	$1.981 billion 7.3%	Approx. $1.85 billion	X	Approx. $1.95 billion
Wireless segment
Revenue (external)	$5.845 billion 7.0%	$5.75 to $5.9 billion 5 to 8%	✓	$6.2 to $6.3 billion 6 to 8%
EBITDA(1)(3)	$2.467 billion 12.9%	$2.3 to $2.4 billion 5 to 10%	✓✓	$2.575 to $2,675 billion 4 to 8%
Wireline segment
Revenue (external)(1)	$5.076 billion 2.9%	$4.95 to $5.1 billion 0 to 3%	✓	$5.2 to $5.3 billion 2 to 4%
EBITDA(1)(3)	$1.505 billion (5.5)%	$1.5 to $1.6 billion (6) to 1%	✓	$1.5 to $1.6 billion flat to 6%

Exceeded target ✓✓; Met target ✓; Missed target X.

(1)              On August 3, 2012, we revised full-year guidance for 2012 to: consolidated revenues of $10.75 to $11.05 billion (3 to 6% increase over 2011); consolidated EBITDA of $3.9 to $4.05 billion (3 to 7% increase over 2011); consolidated capital expenditures of approximately $1.95 billion (6% increase over 2011); wireless EBITDA of $2.4 to $2.5 billion (10 to 14% increase over 2011); wireline revenue of $5.0 to $5.15 billion (1 to 4% increase over 2011); and wireline EBITDA of $1.5 to $1.55 billion (6 to 3% decrease over 2011), while the original targets for basic EPS and wireless revenues were reaffirmed. We achieved the revised guidance, except for capital expenditures.

(2)              EBITDA is a non-GAAP measure. See definition in Section 11.1.

(3)              Prior to application of the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 with required retrospective application to prior periods.

(4)              The capital expenditure target for 2013 does not include expenditures for spectrum licences.

We made the following key assumptions when we announced the 2012 targets in December 2011.

Assumptions for 2012 original targets	Result
Ongoing intense wireless and wireline competition in both business and consumer markets

Our lower total gross and net wireless additions in 2012, as compared to 2011, reflect slower market growth as well as heightened competitive intensity, including price competition and an increases in the number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and AWS entrants.

We experienced elevated levels of residential network access line (NAL) losses early in the first quarter of 2012, resulting from Shaw Communications’ public advertising of heavily discounted home phone, high-speed Internet and cable-TV promotions in Alberta and B.C. that were introduced in November 2011 and extended into early 2012.

Business NAL losses in 2012 continue to reflect more intense competition in the small and medium business (SMB) market, as well as technological substitution of voice lines for more efficient IP services.

Assumptions for 2012 original targets	Result
Continued downward re-pricing of legacy services

Wireless and wireline voice service revenues continue to decline due to price competition and technological substitution to data and IP services. Wireless voice revenue decreased by 2.6% in 2012, resulting from a 7.2% decline in voice ARPU. Wireline local and long distance revenues declined by 6.5% and 11%, respectively, in 2012.

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

Growth in wireless industry market penetration is estimated at approximately 2.6 percentage points for 2012.

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Our original goal was for slightly positive growth in blended ARPU. Wireless blended ARPU increased by 2.2% in 2012, as growth of 21% in data ARPU more than offset the decline in voice ARPU. Roaming revenues have also increased.

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Acquisition and retention expenses totalled $1,290 million in 2012, a decrease of $30 million when compared to the same period in 2011, due to favourable postpaid churn. The decrease also reflects lower acquisition volumes resulting from slower market growth and intense competitive activity, as well as lower retention volumes resulting from successful retention efforts throughout 2011. Smartphone subscribers represented 66% of our postpaid subscriber base at the end of 2012, as compared to 53% one year earlier.

Ongoing investments for deployment of LTE wireless technology in urban markets	We launched LTE services in 14 metropolitan areas in February 2012 and expanded coverage to reach more than two-thirds of Canadians by the end of 2012.

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and high-speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in NALs and long distance revenue

Wireline data revenue increased by 12%, which exceeded the aggregate 7.5% decline in voice local and long distance revenues. In 2012, TELUS TV net additions were 169,000 and high-speed Internet net additions were 84,000, exceeding the 198,000 aggregate decline in total NALs and dial-up Internet subscriptions.

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Our assumption was revised to approximately $50 million on August 3, 2012. Actual restructuring costs of $48 million for 2012 were composed of $38 million for employee-related initiatives and $10 million for the consolidation of administrative office space.

Financing costs of approximately $350 million ($377 million in 2011)

Financing costs of $332 million in 2012 were net of $15 million interest income resulting mainly from the settlement of prior years’ income tax matters, as well as foreign exchange gains of $8 million.

Statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

The blended statutory income tax rate and the effective tax rate for 2012 were both 25.7%. Elimination in June 2012 of previously enacted Ontario corporate income tax rate reductions did not affect our assumption significantly.

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).	Cash income taxes paid net of recoveries received were $150 million in 2012, composed of final payments in respect of the 2011 tax year and instalments for 2012, net of refunds received.

A pension accounting discount rate was set at 4.5% (75 basis points lower than 2011)

The preliminary assumption for the expected long-term return on defined benefit pension plan assets was 6.5% (December 2011 targets announcement) and was subsequently set at 6.75% (25 basis points lower than 2011), as disclosed in TELUS’ 2011 MD&A

The pension accounting discount rate changed at the end of 2012 to 3.9%, which resulted in an actuarial loss being recorded in Other comprehensive income for the year

The expected long-term rate of return remained at 6.75%.

Assumptions for 2012 original targets	Result
A discretionary one-time pension contribution of $100 million to be made in early 2012 (a discretionary one-time contribution of $200 million was made in January 2011)	The discretionary $100 million contribution was made in January 2012.

1.5 Financial and operating targets for 2013

The following targets for 2013 and comparatives for 2012 are presented including application of the amended accounting standard IAS 19 Employee benefits (2011). Our 2013 targets and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

2013 targets and adjusted results for 2012

After application of amended IAS 19	2012 adjusted results and growth	2013 targets and growth
Consolidated
Revenues	$10.921 billion 5.0%	$11.4 to $11.6 billion 4 to 6%
EBITDA adjusted for IAS 19 (2011) (1)(2)	$3.859 billion 5.3%	$3.95 to $4.15 billion 2 to 8%
Basic EPS adjusted for IAS 19 (2011) (2)	$3.69 6.0%	$3.80 to $4.20 3 to 14%
Capital expenditures(3)	$1.981 billion 7.3%	Approx. $1.95 billion
Wireless segment
Revenue (external)	$5.845 billion 7.0%	$6.2 to $6.3 billion 6 to 8%
EBITDA adjusted for IAS 19 (2011) (1)(2)	$2.458 billion 12.9%	$2.575 to $2.675 billion 5 to 9%
Wireline segment
Revenue (external)	$5.076 billion 2.9%	$5.2 to $5.3 billion 2 to 4%
EBITDA adjusted for IAS 19 (2011) (1)(2)	$1.401 billion (5.8)%	$1.375 to $1.475 billion (2) to 5%

(1)         EBITDA is a non-GAAP measure. See definition in Section 11.1.

(2)         Includes non-cash effects of applying the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 with required retrospective application to prior periods.

(3)         The capital expenditure target for 2013 does not include expenditures for spectrum licences.

Consolidated revenues and EBITDA should benefit from continued strong execution in wireless and data services. Basic EPS is targeted to be up to 14% higher, due to operating earnings growth.

Wireless revenue is forecast to increase as a result of modest subscriber and ARPU growth. We should continue to benefit from our 4G LTE network investments, resulting in continued growth in data and roaming revenues and helping to offset moderating declines in voice ARPU. Wireless EBITDA is targeted to be higher by 5 to 9%.

Wireline revenue is targeted to increase due to continued data revenue growth from Optik TV and high-speed Internet services, as well as from business services, partially offset by continued decreases in legacy voice revenues. The wireline EBITDA range is targeted to increase by up to 5%. We assume margin improvements from TV and Internet services, large enterprise business and efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures are targeted to remain at approximately $1.95 billion, which excludes purchases of spectrum licences, such as, but not limited to, the cost for 700 MHz spectrum from a planned national auction in the second half of 2013. We plan to continue investing in wireless capacity and network growth, while investments for urban deployment of 4G LTE are planned to decline. We intend to continue broadband infrastructure expansion and upgrades to support Optik TV and Internet subscriber growth and faster Internet broadband speeds. In addition, we plan to complete the new advanced IDC in Kamloops B.C. Capital intensity as a percentage of consolidated revenue is targeted to decline to approximately 17% from 18% in the past three years.

The 2013 targets are based on many assumptions including:

·                  Ongoing intense wireless and wireline competition in both consumer and business markets

·                  Wireless industry penetration of the Canadian population to increase between two and three percentage points with subscriber growth due to a combination of intense competition and adoption and upgrade of smartphones, tablets and data applications

·                  TELUS wireless ARPU to be flat to slightly higher as increased data and international roaming ARPU growth is offset by ongoing voice revenue declines

·                  Wireless acquisition and retention expenses to be flat to higher due to loading of more expensive smartphones, including upgrades

·                  Capital expenditures impacted by ongoing investments to support continued wireless and wireline customer growth and technology enhancements

·                  Wireline data revenue growth to be partially offset by continued declines in legacy voice revenue

·                  A pension accounting discount rate of 3.9% (the final rate for 2012 and 60 basis points lower than estimated at the start of 2012)

·                  Total defined benefit pension expense for 2013 estimated to be approximately $160 million, of which, approximately $110 million is operating expenses (employee benefits expense) and $50 million is financing costs. We recorded a defined benefit pension recovery in employee benefits of $11 million in 2012 prior to applying the amended standard IAS 19 (an adjusted defined benefit pension expense of $102 million for 2012 and an additional $42 million in financing costs in 2012 after retrospective application of the amended standard)

·                  Stable defined benefit pension plan funding of $195 million ($171 million in 2012)

·                  Approximately $75 million in restructuring costs to support ongoing operating and capital efficiency initiatives, supplemented by initiatives that do not involve restructuring charges

·                  Net financing costs of approximately $400 million including $50 million related to pension plans resulting from applying IAS 19 (2011) (adjusted net financing costs of $374 million in 2012)

·                  Consolidated depreciation and amortization expense of approximately $1.9 billion ($1.865 billion in 2012)

·                  Statutory income tax rate of 25 to 26% (25.7% in 2012)

·                  Cash income taxes of $390 to $440 million ($150 million in 2012). Cash tax payments are increasing due to higher income levels, a large final payment due for 2012 in the first quarter of 2013, and higher instalment payments based on 2012 income.

Consolidated 2013 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segment targets

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the

Consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker). See Section 4.1 Principal markets addressed and competition for additional information on each segment. See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

We are one of Canada’s largest telecommunications companies. We provide a full range of telecommunications services and products, including wireless, data (including IP, information technology managed services and television) and voice. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, or from providing services and products that facilitate access to and usage of our infrastructure.

2.2 Strategic imperatives

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our growth strategy is to focus on our core telecommunications business in Canada, supported by our international contact centre and outsourcing capabilities.

In 2000, we developed six strategic imperatives that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on the imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year, as further described in Section 3.

Building national capabilities across data, IP, voice and wireless

In 2012, our efforts were focused on wireless capacity upgrades, ongoing deployment of a new LTE wireless network in urban markets and investments in new state-of-the-art IDCs, as well as continued investments in broadband infrastructure expansion and upgrades to support growth in Optik TV and Internet services. Our broadband investments included overlaying VDSL2 technology in Western Canada and Eastern Quebec, deploying fibre to the home in new residential areas and deploying fibre to the building in new multi-dwelling units.

·                  We launched LTE network service in 14 metropolitan areas across Canada in February 2012. By the end of 2012, coverage reached more than 85% of British Columbians and 83% of Albertans, and nationally, more than two-thirds of Canadians. Our urban LTE network operates on AWS spectrum that we acquired in Industry Canada’s 2008 auction. LTE supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected; actual speed may vary by device used, topography and environmental conditions, network congestion, signal strength and other factors). Outside of LTE coverage areas, LTE devices we offer also work on our HSPA+ network, which covered more than 97% of the population at December 31, 2012.

·                  We extended wireless coverage along 455 km of primary and secondary highways in B.C. and upgraded 129 B.C. schools from legacy copper services to fibre optic Internet connections, under a 10-year agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners.

·                  We continued investing in our wireline broadband network to expand capacity and coverage. At the end of 2012, our broadband VDSL2 and ADSL2+ high-definition (HD) coverage reached more than 2.4 million households in B.C., Alberta and Eastern Quebec, as compared to nearly 2.3 million households one year earlier.

·                  We are enhancing our national capability to support cloud computing services and internal requirements by investing a total of approximately $150 million for new state-of-the-art intelligent IDCs in Rimouski, Quebec and Kamloops, B.C. Phase I of the Rimouski facility opened in 2012 and is in service. The Kamloops facility is planned to go into service in mid-2013. These facilities have been designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (LEED) gold standard for sustainability. A modular design approach facilitates scalable expansion in the future.

Aided by hydro-electrically generated power and natural cooling, the new IDCs are expected to be among the most environmentally sustainable and top performing operations of their type in the world. They connect directly to our national IP network and interconnect with our existing data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

Focusing relentlessly on the growth markets of data, IP and wireless

Our focus on growth markets is reflected in wireline data revenue and wireless service and equipment revenue of $8.74 billion in 2012, an increase of $701 million or 8.7% when compared to 2011. This increase exceeds the $174 million decline in legacy wireline voice and other service and equipment revenues in 2012. Data and wireless revenues represented approximately 80% of total service and equipment revenues in 2012 (77% in 2011).

We introduced prepaid services to the Koodo® brand for the first time, to complement existing Koodo postpaid offerings. Basic prepaid plans include call display, voicemail, unlimited text and picture messaging (excluding premium messages and subscription-based messages) and per-minute charges for talk minutes. Talk Booster™ and Data Booster™ add-ons are available that do not expire if the customer’s basic plan remains active.

We unveiled TELUSHealth.com, a new online hub for healthcare professionals. The site offers solutions such as eClaims, personal health records and home care monitoring, as well as educational resources, news, events and publications to assist healthcare professionals. TELUS Health provides technologies and applications that connect professionals to the right information and enable more rapid acceptance and adoption of health information technology solutions. Information is moved securely on our telecommunications infrastructure.

Providing integrated solutions that differentiate TELUS from its competitors

Our top priority is to put customers first and improve the likelihood that TELUS is recommended as a service provider. In addition to our existing comprehensive customer-focused initiatives, on October 15, 2012, we announced that we would no longer charge a $35 activation fee for new wireless service customers or charge a $25 equipment exchange fee for renewing customers who purchase a new device. However, beginning in November 2012, we began charging $10 for a SIM card, when needed, which was previously included in the activation or renewal fee. Our clients are now realizing net activation or renewal savings even when a SIM card is required.

This latest change builds upon a series of improvements over the past several years, including: elimination of carrier 911 fees and system access fees on all of our Clear & Simple® rate plans; introduction of data flex plans, data notifications and worry-free travel; adding caller ID and voicemail as standard on all TELUS rate plans; simplified device pricing with anytime upgrades through the Clear and Simple Device Upgrade program; replacing contract termination fees with a declining initial device subsidy balance; e.bills; enhanced international roaming notifications; large reductions in international voice and data roaming costs for customers without a requirement to subscribe to a roaming plan; and wireless device unlocking.

We enhanced Optik TV in 2012 by:

·                  Expanding the channel lineup by 20 HD channels. We now offer over 550 channels including more than 135 HD channels and 50 commercial-free music channels.

·                  Expanding the selection of commercial-free TV On Demand shows and movies for Optik™ on the go, which provides Optik TV customers in B.C. and Alberta with the capability to view these programs on their mobile devices, tablets and laptops, using TELUS’ 4G LTE wireless network or Wi-Fi. When our customers travel outside of our 4G LTE network coverage area, the service moves seamlessly onto our existing 4G HSPA+ network.

·                  Introducing the free Optik Smart Remote app that Optik TV customers can download to their mobile phones or tablets. The app enables customers to navigate the interactive program guide on a mobile device without interrupting the show they are watching on the TV. The app also provides access to program-related information from sources like IMDb (Internet Movie Database), Wikipedia and YouTube.

·                  Adding Multi-View on Optik TV, which allows customers to watch up to four channels at once on the same screen, and The Weather Network app on Optik TV, which allows users to check weather at any time.

·                  Adding the capability to control both live and recorded TV with hand gestures and voice commands with the addition of an Xbox 360 Kinect sensor for our customers who use an Xbox 360 as their set-top box.

·                  Introducing a free Twitter app that provides access to Twitter features and content while watching Optik TV.

We introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages a company’s mobile infrastructure and devices from procurement to payment and leverages a growing trend among businesses to adopt “bring your own device” policies for their employees. TELUS Managed Mobility Services offers enterprises a series of six individual integrated service modules that provide an end-to-end service option for managing wireless devices from multiple carriers on multiple platforms.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on the core business

We made several small business acquisitions and related investments complementary to our existing lines of business in 2012. This includes two acquisitions that enhance our capabilities in respect of cloud-based electronic medical records (EMR) solutions. We added to the number of international business process outsourcing contact centre operations to provide geographic diversity, expand service language capabilities and obtain new business customers. We also acquired more TELUS-branded wireless dealership businesses to ensure we provide a focused and consistent customer experience.

Investing in internal capabilities to build a high-performance culture and efficient operations

In late November 2012, the membership of the Syndicat des agents de maîtrise de TELUS (SAMT) strongly endorsed a new collective agreement. The new agreement is in effect through March 31, 2017, and covers approximately 620 professional and supervisory employees in the TELUS Quebec operating region.

In our annual Pulsecheck survey of team members administered by Aon Hewitt, our employee engagement score increased by 10 points to 80% in 2012, following a 13-point increase in 2011. Significant improvements were noted in several areas including our work processes, career opportunities, performance development, recognition and compensation. We expect to maintain focus on these important areas and continue to use fair process to implement improvements. These substantial increases in employee engagement in each of the last two years have helped us focus on putting customers first.

Going to the market as one team under a common brand, executing a single strategy

Since mid-2010, when we united customer-facing business units under common leadership in TELUS Customer Solutions, we continue to refine our processes and structure to own the end-to-end customer experience.

In 2012, we collected more than 1,000 improvement ideas from team members from all levels of TELUS as part of an extensive fair process exercise. The insights gained led to the development of four customer commitments that underpin our internal goals and corporate priorities to serve our customers better:

·                  We take ownership of every customer experience

·                  We work as a team to deliver on our promises

·                  We learn from customer feedback and take action to get better, every day

·                  We are friendly, helpful and thoughtful.

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve performance measures quantified in our public financial targets disclosed in Sections 1.4 and 1.5.

Corporate priorities

2012 (see progress in the following table)	2013
Deliver on TELUS’ future friendly® brand promise by putting customers first	Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

Increase our competitive advantage through technology leadership	Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth.

Drive TELUS’ leadership position in its chosen business and public sector markets	Continue to foster our culture for sustained competitive advantage

Accelerate TELUS’ leadership position in healthcare information technology	Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

Strive to further improve our operational efficiency and effectiveness	Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

Build our culture for sustained competitive advantage.	Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians

Progress on 2012 corporate priorities

Deliver on TELUS’ future friendly brand promise by putting customers first

·                  Our ongoing initiatives, including those described in Section 2.2, helped increase likelihood-to-recommend scores in 2012 for consumer, SMB, enterprise business and TELUS Québec business.

·                  We realized a 13% decrease in customer complaints as reported in the Commissioner for Complaints for Telecommunications Services’ 2011-2012 report, while complaints across the industry rose 35%.

·                  We simplified our Optik TV packages and now include all corresponding HD channels with each plan. We continue to provide more choice, including the option to subscribe to sports theme packages.

·                  For wireless clients, in November we introduced a suite of unlimited talk and family share plans featuring unlimited talk and text and the ability to share data with others on the same account.

·                  We are working with the Canadian Wireless Telecommunications Association and other wireless providers to create a national registry of stolen handsets that will be part of an international registry. The registry is expected to reduce the street value of stolen handsets and make them less attractive to thieves. Theft of a smartphone can have serious consequences for its owner, including risks of having personal information in the hands of criminals.

·                  We give where we live to help our fellow citizens in need, build stronger communities and create a stronger bond with our clients. We accomplish this through the efforts of our 14 TELUS Community Boards in Canada and internationally, TELUS Community Ambassadors®, cause marketing (where we make a contribution to a local cause for new subscribers of certain products over a given timeframe) and programs such as the TELUS Day of Giving®, Team TELUS Charitable Giving, Dollars for Doers and fundraising grants. See our corporate social responsibility (CSR) report at telus.com/csr.

Increase our competitive advantage through technology leadership

·                  We introduced LTE devices and services on our new and faster LTE wireless network in February 2012 and expanded LTE coverage to more than two-thirds of Canadians by the end of the year. We also expanded capacity and coverage of our wireless HSPA network, which reached more than 97% of Canadians at the end of 2012.

·                  We expanded broadband coverage supporting Optik TV and TELUS high-speed Internet services, reaching more than 2.4 million homes at the end of 2012 in B.C., Alberta and Eastern Quebec.

·                  Our new Optik TV diagnostic detection tools are positively impacting the customer experience, and have reduced TV and Internet service calls by approximately 50%.

·                  We also introduced several applications and features on Optik TV (see Providing integrated solutions in Section 2.2).

·                  We enhanced our national capability to support cloud computing services and internal requirements by opening a new state-of-the-art intelligent IDC in Rimouski, Quebec, built to high standards for reliability, security, efficiency and sustainability. Its modular design facilitates scalable expansion in the future. This facility and one under construction in Kamloops, B.C. connect directly to our national IP network and interconnect with our existing data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

Drive TELUS’ leadership position in its chosen business and public sector markets

·                  We opened 10 TELUS Business Stores in locations such as Victoria, Vancouver, Saskatoon and Toronto that are designed to meet the specific needs of SMB clients. Business clients have the opportunity to try out technologies with one-on-one assistance from our experts. The stores also have learning centres that offer tutorials to help clients learn how to get the most

Progress on 2012 corporate priorities

out of their communications technology. We plan to open more stores across Canada in 2013.

·                  We introduced TELUS Team Share plans for businesses, where voice minutes and data can be shared across multiple devices used by one person or an entire team. This enables businesses to optimize usage at an account level and easily add devices to share the voice and data pools.

·                  We expanded the number of business processing outsourcing geographic locations to offer more service opportunities and diversify language capabilities, and signed nine new business clients for TELUS International business process outsourcing services.

Accelerate TELUS’ leadership position in healthcare information technology

·                  In 2012, we acquired electronic medical record (EMR) providers to complement our range of solutions.

·                  We announced agreements with Sun Life Assurance Company of Canada, Standard Life and Desjardins Financial Security to provide nationwide electronic benefit claims solutions using TELUS Health eClaims.

·                  A consortium including TELUS Health was awarded a contract to provide the Province of Alberta with Microsoft HealthVault for the development of a personal health records solution.

·                  We announced a two-year extension to our agreement with the Ontario Ministry of Health and Long-Term Care in May. Under the agreement, we manage, operate and maintain electronic processing systems and technology support services, which enable online, real-time processing of drug benefit claims under the Ontario Public Drug programs.

·                  TELUS Health launched Emergency Profile on myhealthreference.com, a free and secure personal online profile for Canadians including information about medications, allergies and health conditions that can be shared with family or healthcare providers for medical emergencies. Emergency Profile is an integral part of TELUS Health Space®, powered by Microsoft HealthVault. We also unveiled a new online healthcare hub for healthcare professionals, TELUSHealth.com.

Strive to further improve our operational efficiency and effectiveness

·                  We leveraged our technology platforms and services to increase average lifetime revenue per client in the wireless and Future Friendly Home portfolios, as wireless, TV and Internet subscriber churn rates were reduced and the respective average monthly revenues increased.

·                  Team members from across the organization are actively involved in identifying and implementing improvements using fair process tools.

·                  We increased our restructuring initiatives in 2012, originally planned to be approximately $25 million, to reach a total of $48 million, which included $38 million for workforce-related initiatives and $10 million for other initiatives including consolidation of administrative real estate.

Build our culture for sustained competitive advantage

·                  Our team member engagement score in the 2012 Aon Hewitt-administered PulseCheck survey increased by 10 points to 80%, following a 13-point improvement in 2011. The 2012 score places TELUS first in Canada for organizations of 15,000 employees or more.

·                  We reached a new collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), representing approximately 620 team members in the TELUS Quebec region.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: Services for consumers and businesses

Our capabilities	Competition overview

We provide Clear & Simple voice and data solutions.

We have licensed national wireless spectrum and four networks that covered 99% of the Canadian population at December 31, 2012, including network access agreements and roaming/resale agreements.

Our coast-to-coast digital LTE 4G network:

·            Was launched in 14 urban areas in February 2012

·            Covered more than two-thirds of Canada’s population at December 31, 2012, including a reciprocal network access agreement with Bell Canada

·            Provides manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected with a compatible device1)

·            Roams on the HSPA+ network outside LTE urban coverage area.

Our coast-to-coast digital 4G HSPA+ network launched in November 2009:

·            Covered more than 97% of the Canadian population at December 31, 2012,facilitated by network access agreements with Bell Canada and SaskTel

·            Has dual-cell capability, on which services were launched in March 2011, with manufacturer-rated peak data download speeds of up to 42 Mbps (typical speeds of 7 to 14 Mbps expected with a compatible device(1))

·            Provides international roaming capabilities that deliver excellent customer connectivity in 216 countries through 540 partners

·            Improves capability for international roaming revenue, previously limited under CDMA and Mike services

·            Enables an optimal transition to LTE technology and services.

Mature networks include our digital PCS (CDMA) network with a 3G high-speed evolution data optimized (EVDO) Revision A overlay, and our iDEN network supporting Mike service, a push-to-talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Services and products we offer:

·            Data — Web browsing, social networking, messaging (text, picture and video), TELUS mobile TV®, video on demand and the latest mobile applications

·            Digital voice — Postpaid, prepaid and TELUS Push to Talk®

·            Devices — Leading smartphones, mobile Internet keys, mobile Wi-Fi devices and tablets.

Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility.

Resellers of competitors’ wireless networks.

AWS entrants:

·            Mobilicity, Public Mobile, Quebecor (Videotron) and Wind Mobile

·            Eastlink launched service in Nova Scotia and Prince Edward Island in February 2013

·            Shaw chose to build metropolitan Wi-Fi networks rather than build and launch conventional wireless services using its AWS spectrum, and has sold an option to Rogers to purchase its AWS spectrum in 2014, subject to Industry Canada approval

·            Possible alliances and integrations among the AWS entrants

·            Others who acquired regional licences for AWS spectrum in 2008 have not entered the market.

Entertainment services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

(1) Actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors.

Wireline:                  Residential services in British Columbia, Alberta and Eastern Quebec

Business services across Canada; contact centre and outsourcing solutions internationally

Our capabilities	Competition overview

We have an IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

We have fibre to the home initiatives in new neighbourhoods.

We have 10 data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada. We opened a new energy-efficient intelligent IDC in Rimouski, Quebec in 2012 and plan to open another in Kamloops, B.C. in mid-2013.

We have access to most urban and rural homes in B.C., Alberta and Eastern Quebec. We provide wireline residential access line services to an estimated 45% of households in B.C. and Alberta, and over two-thirds of households in Eastern Quebec.

We have access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

Our broadband ADSL2+ or VDSL2 coverage reaches more than 2.4 million households in B.C., Alberta and Eastern Quebec.

We have broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

Services and products we offer:

·            Voice — Reliable phone service with long distance and advanced calling features

·            Internet — Secure TELUS high-speed Internet access service with email and a comprehensive suite of security solutions

·            TELUS TV — HD entertainment service with Optik TV and TELUS Satellite TV. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Smart Remote channel browsing with an iPad or iPhone, use of Xbox 360 as a set-top box and Optik on the go

·            IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a secure, high-performing network

·            Conferencing and collaboration — Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet

·            Contact centre and outsourcing solutions in English, Spanish, French and many other languages — Managed solutions providing secure, stable, low-cost and scalable infrastructure in North America, Central America, Europe and the Asia-Pacific region

·            Hosting and managed information technology (IT) — Ongoing assured availability of telecommunications services, networks, servers, databases, files and applications, with critical applications stored in our IDCs across Canada

·            Healthcare — Claims management solutions, hospital and hospital-to-home technology, electronic health records and other healthcare solutions through TELUS Health.

Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. Households with wireless-only telephone services (among all providers, including TELUS) are estimated to be 24% in B.C. and Alberta, and 6% in Eastern Quebec.

Cable-TV providers that have access to urban and suburban homes provide Internet, entertainment and VoIP-based telephony services, including:

·            Shaw Communications in B.C. and Alberta

·            Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet and entertainment services in various regions. Rogers and Bell also provide wireless services.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Over-the-top voice and entertainment services such as Skype and Netflix.

Entertainment services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

Business data and voice services:

·            Bell Canada, MTS Allstream and cable-TV companies compete with their own infrastructures

·            Substitution to wireless services, including those offered by TELUS.

Competitors for contact centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

Competitors for TELUS Health include system integrators, BCE and others.

4.2 Operational resources

Resources	Key operational risk categories and risk management

Our people

Our team members numbered approximately 42,400 (41,400 full-time equivalent or FTE employees) at the end of 2012, across a wide range of operational functions domestically (28,100) and certain functions internationally (14,300).

Our contact centre operations at Canadian and international locations support business process outsourcing services for external wholesale customers. We also use offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Our employee compensation programs support a high-performance culture and contain market-driven and performance-based (bonus and equity) components.

We expect that we have adequate employee resources to cover ongoing retirement, and ready access to labour in Canada and, for contact centres and specific support functions, various locations internationally. We use a small number of external contractors or consultants.

We have training, mentoring and development programs in place. For example, Connections - the TELUS women’s network is a national initiative that supports the advancement of business expertise, mentoring and networking opportunities for women.

Employee retention and related risks (see Section 10.4 Human resources):

·            We aim to attract and retain key employees through both monetary and non-monetary approaches, striving to protect and improve engagement levels

·            We expect retention and hiring issues to remain due to a larger number of competitors

·            Approximately 12,585 of our team members are covered by a collective agreement. The agreement with the Telecommunications Workers Union (TWU) covers approximately 11,000 employees and is in effect through 2015. A new collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), representing approximately 620 team members in the TELUS Quebec region, is in effect through March 2017.

Foreign operations — See Section 10.5 Process risks.

General safety risks — See Section 10.8 Health, safety and environment.

Our brand and distribution

We have a well-established and recognizable national brand (TELUS, the future is friendly®) that is supported by extensive advertising across all media.

Our TELUS Health brand offers solutions for healthcare providers and consumers.

Our Optik TV brand was launched in mid-2010.

Our Koodo Mobile® basic wireless brand and postpaid service were introduced in March 2008; and Koodo prepaid service launched in mid-2012 to complement Koodo postpaid services.

Our sales and support distribution:

·            Wireless services are supported through a broad network of TELUS-owned and branded stores, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, Wal-Mart and London Drugs), as well as online self-serve applications and white label brands

·            TELUS-owned niche market channels include Black’s Photo stores and CAYA® (come as you are) stores for lesbian, gay, bisexual and transgender customers, among others

·            Wireline residential services are supported through mass-marketing campaigns, client care telephone agents and online and TV-based self-serve applications

·            Business services across wireless and wireline are supported through TELUS sales representatives, SMB zones within certain corporate stores, 21 TELUS Business Stores, independent dealers and online self-serve applications for SMBs.

Competition overview — See Section 4.1.

Competition risks — See Section 10.1.

Regulatory risks (see Section 10.3) include:

·            Our competitors in the broadcasting distribution industry own broadcasting content, while we do not. In 2011, the CRTC enacted a vertical integration framework that set safeguards to ensure competition and prohibit TV offerings on an exclusive basis on all platforms. However, we believe that since these safeguards have not proven to be fully effective or been enforced in a timely manner, further safeguards are required.

·            TELUS is subject to restrictions on foreign ownership, which apply to telecommunications carriers with a Canadian revenue market share of more than 10%. Telecommunications carriers with a market share of less than 10% are permitted to be foreign owned and controlled. Relaxation of restrictions on foreign ownership does not apply to broadcasting distribution undertakings.

Resources	Key operational risk categories and risk management

Our technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

Our real estate properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of radio towers are situated on lands or buildings held under leases or licences for varying terms.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Our intangible assets include wireless spectrum licensed from Industry Canada, which is essential to providing wireless services.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including contact centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and geographic diversity are provided through facilities in North America, Central America, Europe and Asia.

TELUS Health is uniquely positioned to facilitate integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to care providers over secure wireline and wireless broadband networks.

Technology risks (see Section 10.2):

·            Wireless spectrum congestion is being experienced in urban markets, requiring ongoing investments in technology and participation in spectrum auctions in 2013 and 2014

·            IP-based technology that is replacing legacy technology may not be feasible or economical in many areas for some time and we will need to support both systems. Convergence of wireless and wireline voice, Internet and video to a common IP-based application is very complex and could be accompanied by implementation errors and system instability.

Process risks — See Section 10.5.

Health, safety and environment risks (see Section 10.8):

·            Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include aesthetics and perceived health risks

·            Increasing stakeholder interest in environmental issues.

See Section 10.9 Litigation and legal matters for risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and proprietary rights.

For human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management and definition of capital, we include Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring costs ratio and the dividend payout ratio. See Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Report on 2012 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

Dividends declared in 2012 totalled $2.44 per share, or an increase of 10.7% over 2011. On February 13, 2013, a first quarter dividend of 64 cents per share was declared, payable on April 1, 2013, to shareholders of record at the close of business on March 11, 2013. The first quarter dividend for 2013 reflects an increase of 10.3% from the 58 cent per share dividend paid in April 2012. This is consistent with our dividend growth model discussed in 2013 financing and capital structure management plans, which follows.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Proceeds from securitized trade receivables were unchanged at $400 million throughout 2012.

Commercial paper was reduced by $521 million in 2012 to $245 million at the end of the year.

Cash provided by operating activities exceeded the use of cash for investing activities by more than $1.1 billion in 2012.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — We had unutilized credit facilities of $1.8 billion at December 31, 2012, as well as $100 million additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.6 times at December 31, 2012. See Section 7.4.

Dividend payout ratio guideline of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At February 27, 2013, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

2013 financing and capital structure management plans

At December 31, 2012, we had access to undrawn credit facilities of $1.8 billion and availability of $100 million under our trade receivables securitization program. We also have access to a shelf prospectus pursuant to which we can issue up to $2.0 billion of debt or equity. We believe our investment grade credit ratings contribute to reasonable access to capital markets to facilitate future debt issuance.

Our long-term debt principal maturities are illustrated in the chart. At the end of 2012, 90% of TELUS’ total debt was on a fixed-rate basis and the weighted average term to maturity was approximately 5.5 years.

We plan to generate free cash flow in 2013, which would be available to, among other things, pay dividends to our shareholders. We plan to continue with two dividend increases per year in 2013, normally declared in May and November, and expect the annual increase to continue to be circa 10%. The dividend growth model is not necessarily indicative of dividend increases declared beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of our financial situation and outlook on a quarterly basis. The Board of Directors has approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65 to 75% of sustainable net earnings on a prospective basis for dividends declared in 2013 onward. The change results from the non-cash effects of applying the amended accounting standard IAS 19 Employee benefits (2011) in 2013, which include a reduction of Net income and earnings per share, as discussed in Section 8.2.

We expect cash flows to be more than sufficient to meet current requirements and remain in compliance with our financial policies. However, these intentions could constrain our ability to invest in operations for future growth. As described in Section 1.5, payment of cash income taxes and funds required for the spectrum licence auction in the second half of 2013 are expected to reduce the after-tax cash flow otherwise available to return capital to our shareholders. If actual results are different from our expectations, there can be no assurance that we will not need to change our financing plans, or our intention to pay dividends according to the target payout guideline. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of our disclosure controls and procedures related to the preparation of the MD&A and the Consolidated financial statements dated December 31, 2012. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting at December 31, 2012, in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective at December 31, 2012, and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte LLP, our auditor, has audited internal controls over financial reporting of TELUS Corporation at December 31, 2012.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from and should be read in conjunction with the audited Consolidated financial statements of TELUS dated December 31, 2012, and the audited Consolidated financial statements of TELUS dated December 31, 2011.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2012	2011	2010
Operating revenues	10,921	10,397	9,792
Net income	1,318	1,215	1,052
Net income attributable to Common Shares and Non-Voting Shares	1,318	1,219	1,048
Net income per Common Share and Non-Voting Share
– Basic	4.05	3.76	3.27
– Diluted	4.03	3.74	3.27
Cash dividends declared per Common Share and Non-Voting Share	2.44	2.205	2.00

At December 31 ($ millions)	2012	2011	2010
Total assets	20,445	19,931	19,624
Current maturities of long-term debt	545	1,066	847
Current portion of derivative liabilities	—	—	419
Non-current financial liabilities(1)
Provisions(2)	64	29	12
Long-term debt	5,711	5,508	5,209
Other long-term financial liabilities(2)	116	116	123
	5,891	5,653	5,344
Deferred income taxes	1,624	1,600	1,683
Owners’ equity
Common Share and Non-Voting Share equity	7,686	7,513	7,759
Non-controlling interests	—	—	22

(1)              In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (IAS 32.11) (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

(2)              Comparative information for 2011 and 2010 has been restated.

·                 Operating revenues: Combined wireless revenue and wireline data revenue represents approximately 80% of consolidated revenues in 2012 (77% in 2011 and 74% in 2010). Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

·                  Net income includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments positively impacted Net income by $12 million (four cents per share) in 2012, by $21 million (six cents per share) in 2011 and by $30 million (nine cents per share) in 2010.

·                  Long-term debt, current maturities: The decrease in 2012 reflects repayment of commercial paper, mainly with the proceeds of a $500 million long-term debt issue in December 2012, while repayment of $300 million of Notes in March 2012 was offset by reclassification of $300 million of Notes maturing in 2013. The increase in 2011 included $300 million of Notes due in March 2012 and an increase in commercial paper, net of repayment of matured U.S. dollar Notes in June 2011.

·                  Long-term debt, non-current portion: The increase in 2012 reflects the issue of $500 million of Notes in December 2012, partly offset by reclassification of $300 million of Notes that became current. The increase in 2011 reflected the $600 million Note issue in May 2011 to partially fund the repayment of U.S. dollar Notes, net of the $300 million Notes that became current.

·                  Current portion of derivative liabilities: The decrease in 2011 reflected settlement of cross-currency interest rate swap agreements associated with repayment of U.S. dollar Notes in June 2011.

5.2 Summary of quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ in millions, except per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Operating revenues	2,851	2,774	2,665	2,631	2,690	2,622	2,554	2,531
Operating expenses
Goods and services purchased	1,330	1,222	1,152	1,116	1,316	1,178	1,134	1,098
Employee benefits expense	574	534	515	506	500	476	470	447
Depreciation and amortization	478	461	456	470	481	443	442	444
	2,382	2,217	2,123	2,092	2,297	2,097	2,046	1,989
Operating income	469	557	542	539	393	525	508	542
Financing costs	86	86	85	75	87	92	94	104
Income before income taxes	383	471	457	464	306	433	414	438
Income taxes	92	120	129	116	69	107	90	110
Net income	291	351	328	348	237	326	324	328
Net income attributable to Common Shares and Non-Voting Shares	291	351	328	348	246	325	321	327
Net Income per share(1)
– Basic	0.89	1.08	1.01	1.07	0.76	1.00	0.99	1.01
– Diluted	0.89	1.07	1.00	1.06	0.75	1.00	0.98	1.00
Cash dividends declared per share(1)(2)	0.64	0.61	—	1.19	0.58	0.55	0.55	0.525
Additional information
EBITDA(3)	947	1,018	998	1,009	874	968	950	986
Restructuring costs included in EBITDA and Operating income	19	3	13	13	16	3	12	4

(1)         Includes Common Shares and Non-Voting Shares.

(2)         Dividends declared in 2012 Q1 include the first quarter dividend (58 cents per share) and the second quarter dividend (61 cents per share).

(3)         EBITDA is equivalent to Operating income before depreciation and amortization expenses. See description in Section 11.1 EBITDA.

Trends

The consolidated revenue trend principally reflects: year-over-year growth in wireless network revenues generated from a growing subscriber base and higher ARPU; wireless equipment revenue that has generally increased year-over-year; and year-over-year growth in wireline data revenues driven by TV and high-speed Internet, which now more than offsets declining legacy wireline voice and other service and equipment revenues.

Increasing wireless network revenue reflects growing data revenue (27% growth in 2012), partly offset by declining voice revenues (a 2.6% decrease in 2012). Data growth reflects increased use of data plans and growth in data consumption driven by ongoing smartphone adoption, as well as higher roaming revenues. Blended ARPU has increased year over year for nine consecutive quarters following several years of declines, as growth in data ARPU has more than offset the ongoing, but moderating, declines in voice ARPU. Some moderation in the data ARPU growth trend is the result of competitive pressures driving growth in the size of included-data buckets in rate plans and larger numbers of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines have slowed in recent quarters; the moderation includes the effect of subscribers adopting new bundled and promotional rate plans with more included minutes.

Wireless equipment revenues have generally increased year over year due to ongoing growth in the proportion of more expensive smartphones and device upgrade revenues, offset by lower acquisition and retention volumes.

There is some third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The growth trend in wireline revenue reflects data revenue growth resulting from the continuing expansion of the TELUS TV subscriber base (up 33% in 2012), as well as increases in enhanced data, Internet and managed workplace revenues. Growth in Internet revenues reflects expansion of the TELUS high-speed Internet subscriber base (6.8% growth in 2012) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Shaw Communications Inc. increased its promotional activity and marketing incentives from late 2011 into the first quarter of 2012 to win back and protect its subscriber base and subsequently reduced its promotional activity in the latter part of the first quarter. We observed a sequential increase in residential NAL losses in the first quarter of 2012 due to this increased promotional activity. Except for the first quarter of 2012, the rate of residential NAL losses has moderated from mid-2010 through the end of 2012 due to the positive impact of Optik TV and TELUS high-speed Internet services and improved bundle offers. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP services. Business NALs increased in the first two quarters of 2011 due to the implementation of wholesale services for enterprise customers.

The trend in the Goods and services purchased expense reflects higher content and support costs for the growing Optik TV subscriber base, as well as fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expense reflects compensation increases; increases in full-time equivalent (FTE) staff resulting from several small acquisitions as well as targeted hiring to support Optik TV, business and wireless growth; and higher employee-related restructuring costs in 2012.

The sequential increase in depreciation and amortization expenses in the fourth quarter of 2011 resulted from a $19 million write-down of goodwill in a foreign operation held for sale at December 31, 2011, and sold in 2012, as well as from additions to wireline and wireless broadband capital assets due to subscriber growth.

Quarterly financing costs have generally decreased due to a lower effective interest rate from refinancing activities in the second quarter of 2011. Financing costs are net of varying amounts of interest income and include varying amounts of foreign exchange gains or losses. Notably, interest from the settlement of prior years’ income tax-related matters reduced financing costs by $10 million in the first quarter of 2012.

The trends in Net income and basic EPS reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related after-tax interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Net income impact	10	3	(11)	10	10	—	11	—
EPS impact	0.03	0.01	(0.03)	0.03	0.03	—	0.03	—
EPS excluding income tax-related impacts	0.86	1.07	1.04	1.04	0.73	1.00	0.96	1.01

Fourth quarter recap

Results for the fourth quarter of 2012 were discussed in Management’s review of operations contained in our February 15, 2013, news release.

·                  Consolidated Operating revenues increased by $161 million in the fourth quarter of 2012 when compared to the fourth quarter of 2011. Service and equipment revenues increased by $171 million due to factors discussed for full-year results in Section 1.3, while Other operating income decreased by $10 million mainly due to a decrease in recoveries of employee costs under eligible government-sponsored employment programs.

·                  In the fourth quarter of 2012, Net income increased by $54 million and basic EPS increased by 13 cents when compared to the fourth quarter of 2011.

·                  Cash provided by operating activities decreased by $39 million in the fourth quarter of 2012 when compared to the same period in 2011, principally due to comparative changes in non-cash working capital and higher fourth quarter income tax payments net of refunds received.

·                  Cash used by investing activities decreased by $34 million in the fourth quarter of 2012 when compared to the same period in 2011, mainly due to payment timing differences for capital assets and less spending on acquisitions.

·                  Cash used by financing activities decreased by $77 million in the fourth quarter of 2012 when compared to the same period in 2011, mainly due to the successful $500 million long-term debt issue in December 2012 and use of the proceeds to reduce commercial paper, as well as a prior-year reduction in short-term borrowings, partly offset by higher dividend payments.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2012	2011	Change
Service	10,079	9,606	4.9%
Equipment	773	719	7.5%
Service and equipment revenues	10,852	10,325	5.1%
Other operating income	69	72	(4.2)%
	10,921	10,397	5.0%

Operating revenues increased by $524 million in 2012, as follows:

·                  Service revenues increased by $473 million in 2012. Wireless network and other service revenue increased by $369 million or 7.3%, principally due to growth in wireless data network revenues that reflects subscriber growth, accelerated smartphone adoption and greater roaming volumes, which exceeded the decline in voice network revenue. Wireline service revenue increased by $104 million or 2.3%, as growth in data services, including Optik TV, Internet and managed workplace services, exceeded the decline in legacy voice local, long distance and other services.

·                  Equipment revenues increased by $54 million in 2012, primarily reflecting growth in wireline data equipment sales, and to a lesser extent, and increase in wireless equipment revenues.

·                  Other operating income is composed of regulatory high cost serving area subsidies, recovery of employee costs under eligible government-sponsored programs and recognition of amounts from the regulatory price cap deferral account, as well as any investment gains, income or losses, and any gains or losses on disposal of real estate assets.

Other operating income decreased by $3 million in 2012. A $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and larger drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities were more than offset by the $17 million non-cash re-measurement gain on Transactel (Barbados) Inc. in 2011. In respect of the gain on land contributed to the TELUS Garden residential partnership, the gain was $18 million in full and recognition of $9 million has been deferred until ownership of the condominium units is transferred after construction is completed.

Operating expenses

Years ended December 31 ($ millions)	2012	2011	Change
Goods and services purchased	4,820	4,726	2.0%
Employee benefits expense	2,129	1,893	12.5%
Depreciation	1,422	1,331	6.8%
Amortization of intangible assets	443	479	(7.5)%
	8,814	8,429	4.6%

Consolidated operating expenses increased by $385 million in 2012.

·                  Goods and services purchased increased by $94 million in 2012, mainly due to increases in content and support costs to grow and manage Optik TV services, higher costs of sales related to growth in wireline data equipment revenues, and costs to support a wireless subscriber base that is now 4.5% larger. These increases were partly offset by lower restructuring provisions related to real estate consolidation.

·                  Employee benefits expense increased by $236 million in 2012. This reflects an increase in wage and salary expenses of $162 million due to compensation increases, full inclusion in 2012 of operations of certain TELUS-branded wireless dealership businesses acquired throughout 2011, smaller acquisitions in 2012, hiring over the past year to support the growing Optik TV subscriber base, and one additional month of expenses in 2012 from the consolidation of Transactel operations since February 2011. Recoveries in respect of employee defined benefit pension plans decreased by $23 million and employee-related restructuring costs increased by $25 million. Share-based compensation increased by $23 million as expense recoveries in 2011 associated with the net-cash settlement feature were non-recurring. These increases were partly offset by a $5 million increase in capitalized labour costs.

·                  Depreciation expense increased by $91 million in 2012, mainly due to ongoing network investments to support growth, as well as retirements, partly offset by an increase in fully depreciated computer and digital cell site equipment.

·                  Amortization of intangible assets decreased by $36 million in 2012, mainly due to an increase in longer-life assets and absence in 2012 of a $19 million fourth quarter 2011 write-down of a foreign operation’s goodwill, whose assets were held for sale at December 31, 2011. The decrease was partly offset by retirements, further investment in network and other software assets, and acquisitions.

Operating income

Years ended December 31 ($ millions)	2012	2011	Change
Operating income	2,107	1,968	7.1%

Operating income increased by $139 million in 2012 when compared to 2011. The increase was primarily due to growth of $281 million in wireless EBITDA, resulting from an increase in data network revenue and higher margins, partly offset by an $87 million decline in wireline EBITDA as wireline data revenue growth was more than offset by ongoing declines in higher margin legacy voice revenues. In addition, total depreciation and amortization expenses increased.

Financing costs

Years ended December 31 ($ millions)	2012	2011	Change
Interest expense	355	389	(8.7)%
Interest income and foreign exchange	(23)	(12)	(91.7)%
	332	377	(11.9)%

Financing costs decreased by $45 million in 2012. Interest expense decreased by $34 million in 2012 primarily due to a lower effective interest rate. The lower effective interest rate resulted mainly from refinancing activities in the second quarter of 2011, when the remaining U.S. dollar Notes matured on June 1 and associated cross-currency interest rate swap agreements were settled (combined effective interest rate of 8.5%), funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Interest income and foreign exchange includes interest income for the settlement of income tax-related matters of $14 million in 2012 and $2 million in 2011. The remaining amount in each year was primarily foreign exchange gains.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2012	2011	Change
Basic blended income tax expense at weighted average statutory income tax rates	456	433	5.3%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(13)	(20)	n/m
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12	(37)	n/m
Share option award compensation	2	(1)	n/m
Other	—	1	n/m
	457	376	21.5%
Blended federal and provincial statutory tax rates (%)	25.7	27.2	(1.5	)pts.
Effective tax rates (%)	25.7	23.6	2.1	pts.

Basic blended statutory income taxes increased by $23 million in 2012 due to a 12% increase in pre-tax income, partly offset by a lower blended statutory income tax rate. The effective tax rate in 2011 was lower than the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences. Revaluation of deferred income tax liabilities in 2012 includes the effect of Ontario’s elimination of previously enacted corporate income tax rate reductions, while in 2011 an overall declining tax rate environment existed.

Comprehensive income

Years ended December 31 ($ millions)	2012	2011	Change
Net income	1,318	1,215	8.5%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	29	10	n/m
Item never subsequently reclassified to income	(400)	(851)	53.0%
Comprehensive income	947	374	153.2%

Comprehensive income increased by $573 million in 2012.

·                  Net income increased by $103 million (see Section 1.3 Highlights).

·                  Other comprehensive income — items that may be subsequently reclassified to income are composed of changes in unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations in both 2012 and 2011, as well as a $33 million after-tax increase in the unrealized fair value of available-for-sale venture capital investments in 2012.

·                  Other comprehensive loss — item never subsequently reclassified to income is in respect of after-tax actuarial losses (or gains) on defined benefit plans, which are likely to fluctuate from period to period, and arose from decreases in the defined benefit pension plan discount rate, partly offset by funding and return on plan assets.

Effective with the fiscal year beginning January 1, 2013, application of the amended accounting standard IAS 19 Employee benefits (2011) will result in retrospective changes to the Consolidated statements of income and other comprehensive income. Changes to Net income will be exactly offset by changes in Other comprehensive loss — Item never subsequently reclassified to income. See Section 8.2 Accounting policy developments.

5.4 Wireless segment

Wireless segment revenues increased by $386 million in 2012.

Operating revenues — wireless segment

Years ended December 31 ($ in millions, except ratios)	2012	2011	Change
Voice	3,241	3,326	(2.6)%
Data	2,126	1,678	26.7%
Network revenue	5,367	5,004	7.3%
Equipment and other	478	458	4.4%
External operating revenues	5,845	5,462	7.0%
Intersegment revenue	41	38	7.9%
Total operating revenues	5,886	5,500	7.0%
Data revenue to network revenue (%)	40	34	6	pts.

Network revenue increased by $363 million in 2012.

·                  Voice revenue decreased by $85 million in 2012 due to the ongoing, but moderating, trend of declining voice ARPU. The moderation is due to subscriber adoption of new bundled and promotional rate plans with more included minutes, rate increases for certain out-of-bucket minutes implemented in the fourth quarter of 2012, and a reduction in billing credits resulting from our focus on Clear & Simple initiatives to improve the customer experience. The decline in voice ARPU was due to a growing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, greater use of included-minute plans for both local and long distance calling, and greater penetration of the lower ARPU Koodo brand, partly offset by growth in roaming volumes and rate increases for out-of-bucket minutes. Voice ARPU was $36.39 in 2012, reflecting a decrease of $2.81 or 7.2%. Average minutes of use were up 1.2% in 2012.

·                  Data revenue increased by $448 million in 2012. Higher data revenues reflect subscriber growth, strength in smartphone service revenues and text messaging driven by greater smartphone penetration, an increase in data roaming revenues due to greater volumes despite lower roaming prices, wider adoption of data plans, growth in mobile Internet connection devices and tablets, and higher rates for pay-per-use text messaging, as well as a reduction in billing credits. Data ARPU was $24.00 in 2012, reflecting an increase of $4.10 or 21% from 2011.

·                  Blended ARPU was $60.39 in 2012, up $1.29 or 2.2% from 2011, mainly due to growth in roaming and data usage, partly offset by declining voice ARPU. Blended ARPU has increased year over year for nine consecutive quarters.

·                  Gross subscriber additions decreased by 152,000 or 8.5% in 2012. Heightened competitive intensity was reflected in price competition for devices, more promotional rate plan offers, and our elimination of activation and renewal fees, as well as port-in credits and in-store credits from both established national competitors and newer entrants. Postpaid gross additions decreased by 112,000 or 8.7%, partly due to heightened competitive intensity as well as disciplined acquisition spending and tightened credit policies. Prepaid gross additions decreased by 40,000 or 7.8%. The launch of prepaid services under the Koodo brand in August 2012 slowed the decline in prepaid activations from earlier in the year.

·                  Net subscriber additions decreased by 38,000 or 10% in 2012. Postpaid net additions decreased by 11,000 or 2.6%. Postpaid net additions in the first half of 2012 and during 2011 were impacted by the loss of subscribers from a federal government wireless contract to a low bid by an established national competitor. While postpaid gross additions decreased by 112,000, a net reduction of 11,000 postpaid net additions has been achieved by strong performance on reducing rates of postpaid churn. Prepaid net subscriber losses were 83,000 in 2012, as compared to net losses of 56,000 in 2011. Prepaid subscriber losses reflect conversions to postpaid as part of retention efforts, as well as heightened competitive intensity in the lower-value market segments and our choice to not match certain competitive offers. Prepaid subscriber losses moderated after the August 2012 launch of prepaid services under the Koodo brand.

·                  The blended monthly wireless subscriber churn rate was 1.47% in 2012, as compared to 1.68% in 2011, while the postpaid churn rate was 1.09% in 2012, down from 1.31% in 2011. Churn rates in 2011 included effects from the loss of a federal government wireless contract, however, improved churn rates in 2012 can be attributed to our continued focus on the customer experience, including the Clear and Simple Device Upgrade program and elimination of activation and renewal fees, which makes it easy for postpaid clients to upgrade to new devices before the end of their contracts, as well as our focus on retaining high-value clients, and tightened credit policies.

·                  The smartphone adoption rate was at 76% of postpaid gross additions in the fourth quarter of 2012, as compared to 74% in the fourth quarter of 2011. Smartphone subscribers represented 66% of the postpaid subscriber base at December 31, 2012, as compared to 53% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower rates of churn than those with messaging and voice-only devices, but the costs of acquisition and retention are higher because of the large device subsidies for multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The greater proportion of smartphones is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

Equipment and other revenues increased by $20 million in 2012 when compared to 2011. This was principally due to growth in wireless equipment revenues resulting from a greater proportion of smartphones in the sales mix driving higher average handset prices, partly offset by lower acquisition and retention volumes and the elimination of activation and renewal fees. Retention volumes decreased in 2012 as significant numbers of postpaid clients upgraded their devices in 2011 under the Clear and Simple Device Upgrade program.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

At December 31	2012	2011	Change
Subscribers (000s):
Postpaid	6,543	6,130	6.7%
Prepaid	1,127	1,210	(6.9)%
Total	7,670	7,340	4.5%
Postpaid proportion of subscriber base (%)	85.3	83.5	1.8	pts.
Total population coverage(1) (millions)	34.7	34.4	0.9%
HSPA+ population coverage(2) (millions)	34.3	33.8	1.5%
LTE population coverage(2) (millions)	23.9	—	n/m

Years ended December 31	2012	2011	Change
Subscriber gross additions (000s):
Postpaid	1,174	1,286	(8.7)%
Prepaid	472	512	(7.8)%
Total	1,646	1,798	(8.5)%
Subscriber net additions (000s):
Postpaid	414	425	(2.6)%
Prepaid	(83)	(56)	(48.2)%
Total	331	369	(10.3)%
ARPU(3) ($)	60.39	59.10	2.2%
Churn, per month(3) (%)
Blended	1.47	1.68	(0.21	)pts.
Postpaid	1.09	1.31	(0.22	)pts.
Average monthly minutes of use per subscriber (MOU)	336	332	1.2%
COA(4) per gross subscriber addition(3) ($)	408	386	5.7%
Retention spend to network revenue(3) (%)	11.4	12.4	(1.0	)pts.

(1)             Including roaming/resale and network access agreements.

(2)             Including network access agreements.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Wireless segment expenses increased by $105 million in 2012.

Operating expenses — wireless segment

Years ended December 31 ($ in millions)	2012	2011	Change
Equipment sales expenses	1,257	1,237	1.6%
Network operating expenses	674	662	1.8%
Marketing expenses	431	464	(7.1)%
General and administration (G&A) expenses:
Employee benefits	596	540	10.4%
Other	461	411	12.2%
Total operating expenses	3,419	3,314	3.2%

Equipment sales expenses increased by $20 million in 2012, due to higher per-unit costs resulting from an increase in the proportion of smartphones purchased by existing clients and new subscribers, including strong demand for the iPhone 5, partly offset by lower acquisition and retention volumes. Retention volumes decreased due to successful retention efforts in 2011.

·                  Retention costs as a percentage of network revenue were 11.4% in 2012, or a decrease of 1.0 percentage point, from 2011. The decrease in retention costs as a percentage of network revenue was primarily due to lower retention volumes resulting from strong retention efforts in 2011, as postpaid clients took advantage of the Clear and Simple Device Upgrade program. The decrease also resulted from strong network revenue growth, as well as commission savings from TELUS-branded wireless dealership acquisitions. These savings were partly offset by higher per-unit subsidy costs as a larger number of clients migrated to more costly smartphones, including the iPhone 5.

·                  COA per gross subscriber addition increased by $22 in 2012. The increase was primarily due to higher per-unit subsidy costs driven by a greater proportion of smartphones in the mix and competitive pressures on handset pricing that drove deeper subsidies, as well as higher commission rates to support a growing number of higher-value smartphone devices, partly offset by reductions in advertising and promotions expenses.

Network operating expenses increased by $12 million in 2012, resulting from higher roaming costs due to larger volumes despite lower roaming rates, as well as increases in operating costs associated with LTE and HSPA network expansion, offset by, lower negotiated revenue-share and licensing costs.

Marketing expenses decreased by $33 million in 2012 due to a reduction in commissions as a result of TELUS-branded wireless dealership business acquisitions, as well as reductions in advertising and promotions expenses.

Total G&A expenses increased by $106 million in 2012.

·                  Employee benefits expense increased by $56 million due to an increase in compensation expenses, including higher performance bonus accruals and the full inclusion of certain TELUS-branded wireless dealership businesses acquired throughout 2011, higher employee-related restructuring costs, and for the full year, hiring to support the growing wireless subscriber base, partly offset by increased capitalization of labour costs.

·                  Other G&A expenses increased by $50 million, mainly due to higher costs to support the growing subscriber base, restructuring costs in 2012 associated with administrative office consolidation, and $11 million of one-time supplier credits in the second quarter of 2011.

EBITDA — wireless segment

Years ended December 31 ($ millions, except margins)	2012	2011	Change
EBITDA	2,467	2,186	12.9%
EBITDA to network revenue (%)	46.0	43.7	2.3	pts.
EBITDA margin (%)	41.9	39.7	2.2	pts.

The wireless segment EBITDA increased by $281 million in 2012 when compared to 2011. The increase reflects strong data revenue growth and overall expense management, which resulted in a 2.3 percentage point increase in flow through of network revenue to EBITDA, and improved EBITDA margins.

5.5 Wireline segment

Total wireline segment revenues increased by $147 million in 2012 when compared to 2011.

Operating revenues — wireline segment

Years ended December 31 ($ in millions)	2012	2011	Change
Data service and equipment	2,896	2,578	12.3%
Voice local service	1,416	1,514	(6.5)%
Voice long distance service	425	477	(10.9)%
Other services and equipment	272	296	(8.1)%
Service and equipment revenues	5,009	4,865	3.0%
Other operating income	67	70	(4.3)%
External operating revenues	5,076	4,935	2.9%
Intersegment revenue	170	164	3.7%
Total operating revenues	5,246	5,099	2.9%

Service and equipment revenues increased by $144 million in 2012 when compared to 2011.

·                  Data service and equipment revenues increased by $318 million. The increase resulted principally from: (i) continued strong subscriber growth in Optik TV services and rate increases for the basic TV service and theme packs; (ii) growth in Internet and enhanced data services, reflecting implementation of large enterprise deals, the pull-through effect of bundle offers including TELUS high-speed services that enable us to win and retain subscribers, and high-speed Internet rate increases; (iii) increases in data equipment sales to business customers; and (iv) an increase in managed workplace revenues resulting from the provision of business process outsourcing services for business customers.

Wireline operating indicators

At December 31 (000s)	2012	2011	Change
Internet subscribers:
High-speed	1,326	1,242	6.8%
Dial-up	33	44	(25.0)%
Total	1,359	1,286	5.7%
TELUS TV subscribers	678	509	33.2%

Years ended December 31 (000s)	2012	2011	Change
Internet subscriber net additions (losses):
High-speed	84	75	12.0%
Dial-up	(11)	(18)	38.9%
Total	73	57	28.1%
TELUS TV subscriber net additions	169	196	(13.8)%

We provide Optik TV and high-speed Internet services in B.C., Alberta and Eastern Quebec, as well as TELUS Satellite TV in B.C. and Alberta. Net additions of high-speed Internet subscribers were strong in 2012 due to continued loading for bundled TV and Internet. Net additions of TELUS TV subscribers were lower in 2012 due to lower growth in new TV subscribers, partly offset by significantly lower churn rates.

·                  Voice local service revenue decreased by $98 million in 2012. The decrease reflects a continuing decline in basic access and enhanced voice service revenues caused by technological substitution to wireless and Internet-based services, competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers and service bundle offers in deregulated markets. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity, including price reductions. These factors were partly offset by increases in monthly local rates in the third quarters of 2012 and 2011.

Wireline operating indicators

At December 31 (000s)	2012	2011	Change
Network access lines (NALs):
Residential	1,767	1,915	(7.7)%
Business	1,639	1,678	(2.3)%
Total	3,406	3,593	(5.2)%

Years ended December 31 (000s)	2012	2011	Change
Net NAL losses:
Residential	(148)	(131)	(13.0)%
Business	(39)	(15)	n/m
Total	(187)	(146)	(28.1)%

We provide residential voice services in B.C., Alberta and Eastern Quebec. Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors. Residential NAL losses increased by 17,000 as compared to 2011, largely due to heavily discounted home phone promotions from Shaw in B.C. and Alberta that began in November 2011, continued into the early part of the first quarter of 2012 and subsequently moderated.

We provide business network access services nationally. Business NAL losses reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services, as growth in data services such as private IP networks is not measured by business NAL counts and conversion of legacy voice services to IP services causes a decrease in business NALs. Of note, 2011 business NAL losses were reduced by the implementation of voice and data services for wholesale customers.

·                  Voice long distance service revenue decreased by $52 million in 2012. The decrease reflects ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and OTT Internet-based services.

·                  Other service and equipment revenues decreased by $24 million in 2012 mainly due to a decline in the sales of voice equipment.

Other operating income decreased by $3 million in 2012. A $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and larger drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities were more than offset by the $17 million non-cash re-measurement gain on Transactel in 2011, and a reduction in recoveries of employee costs under eligible government-sponsored programs in 2012.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

Years ended December 31 ($ millions)	2012	2011	Changes
Goods and services purchased	2,208	2,154	2.5%
Employee benefits expense	1,533	1,353	13.3%
Total operating expenses	3,741	3,507	6.7%

Total operating expenses increased by $234 million in 2012.

·                  Goods and services expenses increased by $54 million in 2012, including higher content and support costs related to TELUS TV growth (33% increase in the subscriber base in 2012), and to a lesser extent, increases in advertising and promotions expenses as a result of heightened competitive intensity in the first half of the year, partly offset by a decrease in external labour costs, a decrease in office building lease expenses resulting from administrative office consolidation efforts and higher related restructuring costs in the prior year.

·                  Employee benefits expense increased by $180 million in 2012. This resulted from increases in compensation, additions to full-time equivalent staff supporting growing international business process outsourcing services for business clients, hiring to support the growing TV subscriber base, a decrease in the employee defined benefit pension recovery, higher employee-related restructuring costs, lower capitalization of labour costs, a one-time benefit liability recovery recognized in 2011 and one month of additional expenses in 2012 from the consolidation of Transactel operations beginning in February 2011.

EBITDA — wireline segment

Years ended December 31 ($ millions)	2012	2011	Changes
EBITDA	1,505	1,592	(5.5)%
Deduct gain net of equity losses related to the TELUS Garden residential real estate partnership	(7)	—	n/m
Deduct Transactel gain	—	(17)	n/m
Adjusted EBITDA	1,498	1,575	(4.9)%
Adjusted EBITDA margin (%)	28.6	31.0	(2.4	)pts.

Wireline EBITDA decreased by $87 million in 2012, while adjusted EBITDA decreased by $77 million. Decreases in adjusted EBITDA and adjusted EBITDA margins reflect declines in higher-margin legacy voice services, partly offset by growth in data services such as TELUS high-speed Internet, Optik TV and lower-margin equipment sales. Notably, EBITDA for the fourth quarter of 2012 increased year over year by $4 million. This resulted from improving high-speed Internet and Optik TV margins due to price increases, subscriber growth and a lower cost of subscriber acquisition.

6.              Changes in financial position

Financial position at:	December 31
($ in millions)	2012	2011	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	107	46	61	133%	See Section 7: Liquidity and capital resources
Accounts receivable	1,541	1,428	113	8%

Results mainly from an increase in days outstanding in wireline receivables, wireline revenue growth and an increase in wireless postpaid subscribers and ARPU, partly offset by a decrease in receivables from wireless dealers and a decrease in days outstanding in wireless postpaid receivables

Income and other taxes receivable	25	66	(41)	(62)%	Reflects refunds received and additional recoveries recorded
Inventories	350	353	(3)	(1)%	Mainly due to a decrease in work-in-progress for wireline business customers, partly offset by a small increase in wireless handset inventory
Prepaid expenses	178	144	34	24%	Includes prepayments for construction of the Kamloops IDC
Derivative assets	9	14	(5)	(36)%	—
Current liabilities
Short-term borrowings	402	404	(2)	—%

Amounts in both periods are composed of $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), and minor amounts drawn on credit facilities

Accounts payable and accrued liabilities	1,511	1,419	92	6%	Includes increases in payroll-related liabilities including variable compensation, higher payables for wireless handset inventory and increases due to higher capital expenditures
Income and other taxes payable	102	25	77	n/m	Reflects differences in current income tax expense and instalment payments
Dividends payable	208	188	20	11%	Primarily an increase in the dividend rate
Advance billings and customer deposits	703	655	48	7%	Primarily an increase in wireless revenue billed in advance due to growth in postpaid subscribers, as well as an increase in advance billings for wireline business and Optik TV services
Provisions	49	88	(39)	(44)%	Includes payment of certain amounts in dispute and reclassification of $17 million of restructuring provisions from current to non-current
Current maturities of long-term debt	545	1,066	(521)	(49)%	Reflects a $521 million decrease in commercial paper and repayment of $300 million 4.5% Notes in March 2012, net of $300 million of 5.0% Notes due June 2013 reclassified from Long-term debt
Working capital(1)	(1,310)	(1,794)	484	27%	Includes reduction of commercial paper funded with a $500 million long-term debt issue.

(1)              Current assets subtracting Current liabilities.

Financial position at:	December 31
($ in millions)	2012	2011	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,165	7,964	201	3%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,181	6,153	28	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Included in the balances are spectrum licences of $4,876 million for 2012 and $4,867 million for 2011

Goodwill, net	3,702	3,661	41	1%	Results from several small acquisitions
Real estate joint venture	11	—	11	n/m	TELUS Garden. See Transactions between related parties in Section 7.10
Other long-term assets	118	81	37	46%	Primarily long-term receivables related to the TELUS Garden joint venture
Investments	58	21	37	176%	Mainly an unrealized fair value adjustment for available-for-sale assets recorded through Other comprehensive income.
Non-current liabilities
Provisions	222	122	100	82%

Includes a $52 million increase in asset retirement obligations mainly from a lower discount rate, put liabilities in respect of acquisitions and a reclassification of restructuring provisions from current to non-current

Long-term debt	5,711	5,508	203	4%	Mainly the December 2012 issue of $500 million, 3.35% Series CJ TELUS Corp. Notes, net of a reclassification of $300 million, 5.0% Series CB TELUS Corp. Notes to Current liabilities
Other long-term liabilities	1,682	1,343	339	25%	Primarily an increase in pension and post-retirement liabilities resulting from changes in actuarial assumptions, partly offset by pension funding
Deferred income taxes	1,624	1,600	24	2%

Includes deferred income taxes related to a revaluation to reflect future Ontario provincial income tax rates, temporary differences arising in the year, as well as reassessments for prior years’ issues, net of a recovery from unrealized losses on pension plan liabilities and derivatives

Owners’ equity
Common Share and Non-Voting Share equity	7,686	7,513	173	2%	Principally Net income of $1,318 million, net of dividend declarations of $794 million and an Other comprehensive loss of $371 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

Our capital structure financial policies, financing plan and results are described in Section 4.3. In 2012 and 2011, we generated annual cash flow from operations exceeding annual capital investment needed to support business growth and reinvest in technology. We reduced debt in 2012 and increased dividend payments in both 2012 and 2011.

Summary information — Consolidated statements of cash flows

Years ended December 31 ($ millions)	2012	2011	Change
Cash provided by operating activities	3,219	2,550	26.2%
Less:
Cash used by investing activities	2,058	1,968	4.6%
Cash used by financing activities	1,100	553	98.9%
Increase in cash and temporary investments, net	61	29	—
Cash and temporary investments, net, beginning of period	46	17	—
Cash and temporary investments, net, end of period	107	46	132.6%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $669 million in 2012.

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2012	2011	Change
Adjusted EBITDA (see Section 5.4 and Section 5.5)	3,965	3,761	204
Employer contributions to defined benefit plans, net of Employee defined benefit plans expense	(183)	(330)	147
Non-recurring regulatory rebates to residential subscribers	—	(53)	53
Restructuring disbursements, net of restructuring costs	(4)	(48)	44
Interest paid	(337)	(378)	41
Interest received	13	1	12
Income taxes paid, net of refunds received	(150)	(150)	—
Decreased (increased) investment in inventories	3	(69)	72
Other working capital changes	(88)	(184)	96
Cash provided by operating activities	3,219	2,550	669

·                  Changes in employer contributions to defined benefit plans, net of defined benefit plans expense, were principally due to discretionary contributions of $100 million made in January 2012 and $200 million made in January 2011.

·                  Non-recurring rebates to residential subscribers were made primarily in 2011, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition.

·                  Interest paid decreased in 2012 mainly due to lower effective interest rates resulting from refinancing activities in 2011, while interest received increased in 2012 principally due to the settlement of prior years’ income tax-related matters.

·                  Income taxes paid, net of refunds received were unchanged, as higher installment payments resulting from income growth were offset by an increase in recoveries related to settlement of prior years’ income tax-related matters.

7.2 Cash used by investing activities

Cash used by investing activities increased by $90 million in 2012. The increase included the following:

·                  In 2012, we made several business acquisitions and related investments of $53 million that complement our existing lines of business. Except for one acquisition of 55% of the shares of a business, all acquisitions were for 100% ownership of other businesses. In 2011, $81 million was used to acquire certain independent TELUS-branded wireless dealership businesses, and $20 million was used to increase TELUS’ equity interest in Transactel (Barbados) Inc. (also see Acquisition of additional equity interest in subsidiary from non-controlling interest in Section 7.3).

·                  In 2012, we invested $73 million in the TELUS Garden real estate joint venture, including the contribution of TELUS-owned land. In addition, we received distributions of $47 million from the TELUS Garden real estate joint venture.

·                  In 2012, we received proceeds of $20 million from the sale of land and minor investments, including $14 million from foreign assets that were held for sale at December 31, 2011.

·                  Payment timing differences in respect of capital assets resulted in a $51 million reduction in cash outflows in 2012.

·                  Capital expenditures increased by $134 million in 2012, while capital intensity was consistent at approximately 18% of revenues in 2012 and 2011.

Capital expenditures

Years ended December 31 ($ millions, except capital intensity)	2012	2011	Change
Capital expenditures(1)
Wireless segment	711	508	40.0%
Wireline segment	1,270	1,339	(5.2)%
	1,981	1,847	7.3%
Adjusted EBITDA less capital expenditures(2)	1,984	1,914	3.7%
Capital intensity(3) (%)	18	18	—	pts.

(1)             Capital expenditures do not include changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows. See Note 24(b) of the Consolidated financial statements.

(2)             A proxy for cash flow. See calculation and description in Section 11.1 EBITDA.

(3)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

·                  Wireless capital expenditures, excluding spectrum licences, increased by $203 million in 2012. The increase was principally due to expansion of coverage of our urban 4G LTE network and expansion of coverage and capacity of our 4G HSPA+ network. The increase also includes investments in common network components and IDCs to support growth.

Wireless capital intensity was 12% in 2012, up from 9% in 2011, while wireless cash flow was $1,756 million in 2012, up $78 million or 4.6% from 2011.

·                  Wireline capital expenditures decreased by $69 million in 2012. The decrease reflects lower investments in broadband due to the substantial network build in 2011, as well as a decrease in expenditures supporting business growth. These decreases were partly offset by higher expenditures for common network growth and sustainment.

Wireline capital intensity was 24% in 2012, down from 26% in 2011. Wireline cash flow was $228 million in 2012, relatively flat to 2011.

7.3 Cash used by financing activities

Cash used by financing activities increased by $547 million in 2012. The increase was mainly due to the following.

Non-Voting Shares issued

Cash proceeds received from the issue of Non-Voting Shares were $1 million in 2012 and $24 million in 2011, in respect of exercised share options.

Dividends paid to the holders of Common Shares and Non-Voting Shares

Cash dividends paid to the holders of TELUS Common Shares and Non-Voting Shares were $774 million in 2012 and $642 million in 2011. The $132 million increase in 2012 included:

·                  $78 million resulting from higher dividend rates, as well as a slightly higher number of shares outstanding.

·                  $54 million reflecting an increase in cash outflows in respect of reinvested dividends resulting from our switch to purchasing TELUS Non-Voting Shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, effective for dividends declared after March 1, 2011.

Short-term borrowing

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables). These proceeds were $400 million throughout 2012 and 2011. Changes in short-term borrowings in 2012 and 2011 were small amounts drawn on bank credit facilities.

Long-term debt

No amounts were drawn against our five-year credit facility in 2012 or 2011. Our commercial paper program provides low-cost funds and is fully backed up by this five-year committed credit facility. (See Section 7.5 Credit facilities.)

Net repayments of $321 million in 2012 were composed of:

·                  A $521 million decrease in commercial paper to a balance of $245 million at December 31, 2012, partly funded from the issue of 10-year Notes in December.

·                  Repayment in March of $300 million of matured 4.5% Series CC Notes.

·                  A $500 million public offering of 3.35% Series CJ Notes in December. The net proceeds were used to repay outstanding commercial paper. These Notes mature in March 2023, may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

Net issues of $122 million in 2011 were composed of:

·                  A $662 million increase in commercial paper to a balance of $766 million at December 31, 2011. A net increase of $878 million in the first half of 2011 was used to partially fund the June 1 repayment of matured U.S. dollar Notes and settle related cross-currency interest rate swap agreements, as well as fund a discretionary contribution to defined benefit pension plans, acquire certain independent TELUS-branded wireless dealership businesses and increase TELUS’ economic interest in Transactel. Commercial paper was reduced by $216 million in the second half of 2011.

·                  A $600 million public offering of 3.65% Series CI five-year Notes in May. The net proceeds of the offering, combined with commercial paper issues, were applied to repayment of the June 1, 2011, maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of associated cross-currency interest rate swap agreements. The effective interest rate on the matured Notes and cross-currency interest rate swap agreements was 8.5%.

Acquisition of additional equity interest in subsidiary from non-controlling interest

In 2011, we exercised our second purchased call option in respect of Transactel. The effects of exercising the second purchased call option included that we recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

7.4 Liquidity and capital resource measures

Net debt decreased by $382 million in 2012 mainly due to a reduction in long-term debt and an increase in cash. Fixed-rate debt as a proportion of total indebtedness was 90% at December 31, 2012, up from 83% at December 31, 2011, mainly due to the December 2012 issue of $500 million of Notes maturing in 2023 and use of the net proceeds to reduce commercial paper.

Total capitalization — book value decreased by $238 million in 2012 mainly due to lower net debt, partly offset by an increase in retained earnings.

Liquidity and capital resource measures

As at, or years ended, December 31	2012	2011	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	6,577	6,959	(382)
Total capitalization – book value	14,223	14,461	(238)
EBITDA – excluding restructuring costs	4,020	3,813	207
Net interest cost	332	377	(45)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	90	83	7	pts.
Average term to maturity of debt (years)	5.5	5.6	(0.1)
Net debt to total capitalization(1) (%)	46.2	48.1	(1.9	)pts.
Net debt to EBITDA – excluding restructuring costs(1)	1.6	1.8	(0.2)
Coverage ratios(1) (times)
Earnings coverage	6.0	5.1	0.9
EBITDA – excluding restructuring costs interest coverage	12.1	10.1	2.0
Other measures
Free cash flow(2) ($ millions)	1,331	997	334
Dividend payout ratio of adjusted net earnings(1) (%)	64	64	—
Dividend payout ratio(1) (%)	63	62	1	pt.

(1)              See Section 11.4 Definitions of liquidity and capital resource measures.

(2)              See Section 11.2 Free cash flow for the definition.

Earnings coverage was 6.0 times in 2012, up from 5.1 times in 2011. A reduction in gross interest expenses in 2012 increased the ratio by 0.5 and growth in income before gross interest and income taxes in 2012 increased the ratio by 0.4.

EBITDA — excluding restructuring costs interest coverage was 12.1 times in 2012, up from 10.1 times in 2011. Growth in EBITDA before restructuring costs in 2012 increased the ratio by 1.4 and lower net interest costs in 2012 increased the ratio by 0.6.

Free cash flow was $1,331 million in 2012, up $334 million from 2011. The increase resulted mainly from growth in EBITDA and a reduction in contributions to defined benefit plans, as well as lower restructuring, interest and share-based compensation payments, partly offset by an increase in capital expenditures.

Long-term financial policies and guidelines

Our strategy is to maintain the financial policies and guidelines set out below. We believe that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

·                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.6 times at December 31, 2012, down from 1.8 times at December 31, 2011, due to lower Net debt and growth in EBITDA before restructuring costs.

·                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings on a prospective basis, revised effective in 2013 to 65 to 75%

The Board of Directors has approved the revised dividend payout ratio target guideline effective for dividend declarations in 2013 onwards. The change results from applying the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 and the non-cash effects that reduce Net income and EPS. See Section 8.2 Accounting policy developments. The payout ratio is seen as appropriate to our current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

We have a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At December 31, 2012, we had available liquidity of $1.8 billion from unutilized credit facilities, as well as $100 million available under our trade receivables securitization program (see Section 7.6). This is consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2012

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	(245)	1,755
Other bank facilities	—	169	(2)	(120)	—	47
Total	—	2,169	(2)	(120)	(245)	1,802

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit TELUS’ consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.6 to 1 at December 31, 2012) and not permit TELUS’ consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 12.1 to 1 at December 31, 2012) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

7.6 Sale of trade receivables

Effective August 1, 2011, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, amended an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The amendment resulted in the term of the revolving period securitization agreement being extended to August 1, 2014. Available liquidity under this agreement was $100 million at December 31, 2012. (See Note 18 of the Consolidated financial statements.)

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 27, 2013.

7.7 Credit ratings

There were no changes to our investment grade credit ratings during 2012 or as of February 27, 2013. We believe adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.6 Financing and debt requirements.)

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out in the following table and are described in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Short-term investments	Fair value through net income				X	X
Long-term investments (not subject to significant influence)(1)	Available-for-sale			X		X
Foreign exchange derivatives(2)	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives(2)	Fair value through net income; part of a cash flow hedging relationship	X	X			X
Cross-currency interest rate swap derivatives(2)(3)	Part of a cash flow hedging relationship	X	X	X	X

(1)              Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)              Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)              The cross-currency interest rate swap derivatives matured in fiscal 2011.

Credit risk

·                  Cash and temporary investments — Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

·                  Accounts receivable — Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which covers substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. At December 31, 2012, the weighted average life of past-due customer accounts receivable was 63 days (2011 — 61 days).

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

·                  Derivative assets (and derivative liabilities) — Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries; maintaining bilateral bank facilities and a syndicated credit facility; the sales of trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

We have significant debt maturities in future years (see the long-term debt principal maturities chart in Section 4.3 Liquidity and capital resources). At December 31, 2012, we have access to a shelf prospectus, in effect until November 2013, pursuant to which we can offer $2.0 billion of debt or equity securities. We have credit facilities available, including a $2 billion facility expiring in November 2016 (see Section 7.5 Credit facilities). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage. Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign-currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign-currency forward contracts and currency options only on a limited basis.

Net income and comprehensive income for the years ended December 31, 2012 and 2011 could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates, as shown in Note 4(d) of the Consolidated financial statements.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture are not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of our interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

Other price risk

·                  Provisions — We are exposed to other price risk arising from written put options provided for non-controlling interests, as discussed further in Note 16(e) of the Consolidated financial statements.

·                  Short-term investments — If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

·                  Long-term investments — We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

·                  Share-based compensation derivatives — We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Non-Voting Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements were entered into that established a cap on our cost associated with our net cash-settled share options (Note 13(b) of the Consolidated financial statements) and others have been entered into that fix our cost associated with our restricted stock units (Note 13(c) of the Consolidated financial statements).

Market risk

Net income and other comprehensive income for the years ended December 31, 2012 and 2011, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the Consolidated financial statements.

Fair values — general

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of our investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of our derivative financial instruments used to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our Non-Voting Share prices as at the statement of financial position dates).

Financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are set out in Note 4(h) of the Consolidated financial statements.

Fair values — derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in

Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items, as well as gains and losses on derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their respective locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations

Known contractual obligations at December 31, 2012

($ millions)	2013	2014	2015	2016	2017	Thereafter	Total
Short-term borrowings
Interest obligations	6	5	—	—	—	—	11
Principal obligations(1)	2	400	—	—	—	—	402
	8	405	—	—	—	—	413
Long-term debt
Interest obligations(2)	310	297	264	224	195	659	1,949
Principal maturities(3)	545	700	625	600	700	3,124	6,294
	855	997	889	824	895	3,783	8,243
Construction credit facilities commitment(4)	182	—	—	—	—	—	182
Operating lease obligations(5)	293	268	260	222	188	1,224	2,455
Purchase obligations(6)
Operating expenditures	1,096	828	672	81	78	328	3,083
Capital expenditures	230	24	15	15	15	7	306
	1,326	852	687	96	93	335	3,389
Non-interest bearing financial liabilities	1,407	5	47	2	2	5	1,468
Other obligations	25	—	—	—	—	—	25
Total	4,096	2,527	1,883	1,144	1,178	5,347	16,175

(1)              Composed of a $2 million draw on bank facilities and $400 million securitized trade receivables (see Section 7.6 Sale of trade receivables).

(2)              Interest payment cash outflows in respect of commercial paper were calculated based on rates in effect at December 31, 2012.

(3)              See long-term debt maturity chart in Section 4.3.

(4)              A loan commitment in respect of a real estate joint venture (see Transactions with real estate joint venture in Section 7.10).

(5)              Total operating lease commitments include $2,421 million in respect of land and buildings, of which approximately 52% was in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2022 and 2034, and approximately 18% was in respect of wireless site leases with a weighted average term of 7 years. Total operating lease commitments for land and buildings include the lease for our new national headquarters premises with a real estate joint venture and exclude operating lease receipts from sublet buildings. See Note 22(a) of the Consolidated financial statements for further detail.

(6)              Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2012. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Indemnification obligations

In the normal course of operations, we may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, we would indemnify the owner in respect of any losses that the owner incurred.

At December 31, 2012, we have no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against TELUS. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers. (See Section 10.9 Litigation and legal matters.)

7.9 Outstanding share information

The total number of outstanding shares at February 4, 2013, reflects the successful completion of our share exchange, approved by shareholders on October 17, 2012 (see Share exchange in Section 1.3). The total number of outstanding and issuable shares shown in the following table assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2012	175	151	326	(1)
Outstanding shares at February 4, 2013	326	—	326
Options outstanding and issuable (2) at February 4, 2013	27	—	27
Outstanding and issuable shares at February 4, 2013	353	—	353

(1)         For the purposes of calculating diluted earnings per share, the number of shares was 327 million in 2012.

(2)         Assuming full conversion and ignoring exercise prices.

7.10 Transactions between related parties

Investments in significant controlled entities

At December 31, 2012, TELUS Corporation ultimately controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This was unchanged from December 31, 2011.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel in 2012 and 2011 were $38 million and $28 million, respectively. See Note 23(b) of the Consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial. We also made employer contributions to defined benefit plans as discussed in Section 7.1.

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2011, as one of the future office tower tenants, we announced that we had partnered, as equals, with an arm’s-length party (Westbank Holdings Ltd.) in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the new tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 leadership in energy and environmental design (LEED) platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED gold standard. Office tower construction began in the first quarter of 2012, while the residential tower was successfully marketed and construction began in second quarter of 2012.

During 2012, we had transactions with the real estate joint venture, which is a related party, as set out in Note 17(c) of the Consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture are set out in Note 17(d) of the Consolidated financial statements, including the following:

·                  Construction commitment: The real estate joint venture is expected to spend a combined total of approximately $470 million on an office tower and a residential condominium tower. As at December 31, 2012, the real estate joint venture’s construction-related contractual commitments were approximately $150 million through to 2015.

·                  Operating leases: In the first quarter of 2012, we entered into an operating lease for our new national headquarter premises with the real estate joint venture, at market rates. Operating lease payments for the 20-year term total $230 million, including occupancy costs of $91 million, and are expected to commence in 2015.

·                  Construction credit facilities: In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

·                  Other: We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%. We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro-rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture. As at December 31, 2012, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2012. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant judgements, apart from those involving estimation, include: (i) the decision to depreciate and amortize our property, plant, equipment and intangible assets subject to amortization on a straight-line basis as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets; (ii) our view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; and that we believe we have the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life; and (iii) in respect of claims and lawsuits, as discussed further in Note 22(c) of the Consolidated financial statements, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Our critical accounting estimates and assumptions are described below and are generally discussed with the Audit Committee each quarter.

General

·                  In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

·                  In the normal course, we make changes to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below , we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

·                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities

(Income and other taxes payable); Deferred income tax liabilities; and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

·                  Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses					Other comprehensive income (Item never
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	Financing costs	subsequently reclassified to income)
Accounts receivable		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net					X(1)
Investments	X
Employee defined benefit pension plans			X(2)	X(3)	X(3)	X(2)	X(2)

(1)         Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects our wireless cash-generating unit.

(2)         Fiscal periods beginning January 1, 2013, will be affected by the application of the amended standard IAS 19 Employee Benefits (2011), discussed in this section under Employee defined benefit pension plans and in Section 8.2.

(3)         Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

·                  We consider the business area that gave rise to the accounts receivable, perform statistical analysis of portfolio delinquency trends and perform specific account identification when determining our allowance for doubtful accounts.

·                  Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification.

·                  These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position comprising approximately 8% of Total assets at December 31, 2012 (7% at December 31, 2011). If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience a doubtful account expense in the future. Such a doubtful account expense does not result in a cash outflow.

The allowance for doubtful accounts

·                  The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

·                  We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

·                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

·                  This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 2% of Total assets at December 31, 2012 and 2011. If the allowance for inventory obsolescence were inadequate, we could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

·                  The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 40% of Total assets at December 31, 2012 and 2011.

·                  The Intangible assets, net, line item represents approximately 30% of Total assets at December 31, 2012 (31% at December 31, 2011). Included in Intangible assets are spectrum licences, which represent approximately 24% of Total assets at December 31, 2012 and 2011.

·                  The Goodwill, net, line item represents approximately 18% of Total assets at December 31, 2012 and 2011.

·                  If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our property, plant and equipment assets, our intangible assets or our goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect our immediate liquidity.

The estimated useful lives of assets

·                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

·                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

·                  The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for us.

·                 The recoverable amounts of the cash-generating units’ assets have been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value-in-use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

·                  See Note 16(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

·                  We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

·                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

·                  If the allowance for recoverability of long-term investments were inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

·                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

·                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

·                  This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets at December 31, 2012 and 2011, and approximately 8% of Total liabilities and owners’ equity at December 31, 2012 and 2011. If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

·                  We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts.

·                 We currently expect to initially apply the standard IAS 19 Employee Benefits (2011) effective in the fiscal period that began on January 1, 2013, with retrospective application. Relative to our accounting policies and presentation and disclosure practices in effect for 2012, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes and thus will no longer be a significant estimate. Application of this amended standard is expected to result in retrospective changes to Operating expenses (Employee benefits expense), Financing costs and Income taxes. The effects on Net income are expected to be offset in Other comprehensive income. See Section 8.2 for further detail and the quantified impacts of applying the amended standard.

·                  On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets (which is equal to the discount rate effective in fiscal 2013), market estimates and rates of future compensation increases.

Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Consolidated financial statements for further analysis.

·                  This accounting estimate is in respect of components of the Operating expenses line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

8.2 Accounting policy developments

Real estate joint venture

We account for our interest in the real estate joint venture using the equity basis of accounting whereby the investment is initially recorded at cost and subsequently adjusted for additional investments and to recognize our share of earnings or losses of the real estate joint venture and earnings distributed.

Standards, interpretations and amendments not yet effective and not applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards and we are currently determining which date(s) we will select for initial compliance if earlier than the required compliance date(s).

·                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

·                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

·                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

·                  IFRS 10, Consolidated Financial Statements

·                  IFRS 11, Joint Arrangements

·                  IFRS 12, Disclosure of Interests in Other Entities

·                  IAS 27, Separate Financial Statements (amended 2011)

·                  IAS 28, Investments in Associates (amended 2011).

·                  IFRS 13, Fair Value Measurement.

·                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

·                  IAS 19, Employee Benefits (amended 2011), as follows:

Relative to our current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of Net income in our instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. The amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we expect that we will present such amount as a component of financing costs upon application of the amended standard.

As our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in Net income and associated per-share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in Other comprehensive income as a re-measurement. The amended standard is not expected to affect our statement of financial position or statement of cash flows.

Application of the amended standard in fiscal 2013 will result in retrospective changes to the Consolidated statements of income and other comprehensive income, including the following line items:

Effects of IAS 19 (2011) on Consolidated statements of income and other comprehensive income (unaudited)

Years ended December 31 ($ in millions, except per share amounts)	2012	2011
Operating expenses
Employee benefits expense
As currently reported	2,129	1,893
Effect of applying IAS 19 (2011)	113	113
Adjusted	2,242	2,006
Financing costs
As currently reported	332	377
Effect of applying IAS 19 (2011)	42	6
Adjusted	374	383
Income taxes
As currently reported	457	376
Effect of applying IAS 19 (2011)	(41)	(30)
Adjusted	416	346
Net income
As currently reported	1,318	1,215
Effect of applying IAS 19 (2011)	(114)	(89)
Adjusted	1,204	1,126
Other comprehensive income (loss)
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)
As currently reported	(400)	(851)
Effect of applying IAS 19 (2011)	114	89
Adjusted	(286)	(762)
Net income per Common Share and Non-Voting Share
Basic
As currently reported	4.05	3.76
Effect of applying IAS 19 (2011)	(0.36)	(0.28)
Adjusted	3.69	3.48
Net income per Common Share and Non-Voting Share
Diluted
As currently reported	4.03	3.74
Effect of applying IAS 19 (2011)	(0.36)	(0.28)
Adjusted	3.67	3.46

Application of the amended standard in fiscal 2013 will also result in retrospective changes to measures reported in MD&A, including:

Effects of IAS 19 (2011) on other measures (unaudited)

Years ended, or as at, December 31	2012	2011
EBITDA ($ millions)
As currently reported	3,972	3,778
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(113)	(113)
Adjusted	3,859	3,665
EBITDA – wireless segment ($ millions)
As currently reported	2,467	2,186
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(9)	(9)
Adjusted	2,458	2,177
EBITDA – wireline segment ($ millions)
As currently reported	1,505	1,592
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(104)	(104)
Adjusted	1,401	1,488
Net debt to EBITDA – excluding restructuring costs (times)
As currently reported	1.6	1.8
Adjusted (higher due to increase in Employee benefits expense)	1.7	1.9
Dividend payout ratio of adjusted net earnings (%)
As currently reported	64	64
Adjusted (higher due to decrease in basic earnings per share)	71	70

Effects of IAS 19 (2011) on other measures (unaudited)

Years ended, or as at, December 31	2012	2011
Dividend payout ratio (%)
As currently reported	63	62
Adjusted (higher due to decrease in basic earnings per share)	69	67

As a result of applying this amended standard and the reductions of Net income and earnings per share, the Board of Directors has approved a revised dividend payout ratio target guideline of 65% to 75% of sustainable earnings on a prospective basis.

9.              General outlook

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

9.1 Telecommunications industry trends and expectations

We estimate that Canada’s GDP growth in 2012 was 1.9%. The expectation for 2013 is 2.0%, based on the Bank of Canada’s January 2013 Monetary Policy Report.

We estimate that Canadian telecommunications industry revenues in 2012 (including TV and excluding media) grew by 3% to just over $53 billion. Wireless and data services (including TV) continued to be the growth engines for the sector, partly offset by continued weakness in legacy wireline voice service revenues. Bell Canada (excluding media) and its affiliated companies represented about 33% of the total industry revenue.

As one of Canada’s largest telecommunications companies, TELUS generated $10.9 billion in revenues in 2012, or approximately 21% of the total industry revenue. Our revenue increased by 5.0% in 2012 and we have targeted consolidated revenue growth of 4 to 6% in 2013. Approximately 80% of 2012 TELUS revenues were composed of wireless revenues and wireline data revenue, and it is expected that this percentage will continue to increase due to ongoing growth in wireless and data and declining legacy wireline voice revenues.

We believe that we are well positioned for ongoing consolidated revenue and EBITDA growth due to our consistent strategic focus on providing a full suite of valuable and reliable telecommunications services; our delivery of differentiated, premium national business solutions in data and IP; our portfolio of growth services such as wireless, data and IP, including Optik TV and high-speed Internet services; ongoing investment to enhance wireless and broadband networks; and our continued focus on enhancing the customer experience across all areas of our operations.

9.2 Wireless

Based on publicly reported competitors’ results, the Canadian wireless industry experienced good growth in 2012 with year-over-year revenue and EBITDA increases estimated at approximately 5% and 8%, respectively (estimates of 4.5% and 2%, respectively, in 2011). TELUS wireless revenue and EBITDA growth was 7% and 13%, respectively, in 2012 (9.0% and 8.2%, respectively, in 2011).

The Canadian wireless industry added an estimated 1.2 million new subscribers in 2012, compared to an estimated 1.6 million in 2011. This reflects an increase in the penetration rate of approximately 2.6 percentage points in 2012, as compared to approximately 3.8 percentage points in 2011. We expect penetration to continue increasing in Canada in 2013 and future years, as suggested by the experience in Canada’s most comparable market, the U.S., which currently has a penetration rate above 100%.

Comparison of wireless industry metrics

	2011	2012	2013
Market penetration of population
Canada	77%	80%	82 to 83%
U.S.	106%	109%	110%
Europe	up to 170%	up to 177%	up to 181%
Asia-Pacific	up to 147%	up to 152%	up to 156%
Data usage (percentage of ARPU)
Canada	33%	39%	45%
U.S.	38%	43%	49%
Europe	31%	34%	37%
Asia-Pacific	52%	58%	62%

Sources: Our estimates, CRTC’s Communications Monitoring Reports (2012 and 2011), other companies’ reports and industry reports.

Wireless penetration rates in many countries in Western Europe have significantly surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including: Europe has a more expensive calling party pays regime for wireline local calls that has stimulated wireless adoption; and many Europeans have multiple wireless subscriptions from different carriers on a single handset to reduce roaming charges, which inflates subscription numbers and understates average revenue per user.

Wireless revenue growth continues to be driven by the increased adoption and usage of data services. In 2012, wireless data ARPU in Canada represented an estimated 39% of industry ARPU. This compares to approximately 43% in the U.S., 34% in Europe and 58% in Asia-Pacific, suggesting a significant ongoing growth opportunity in Canada. The higher proportion of data usage in Asia is due in part to a very low rate of penetration of wireline Internet service to households in many Asian countries.

Data growth is being driven by the ongoing adoption of smartphones and tablets, and associated data plans. The adoption of more expensive smartphones is impacting industry margins. With a multi-year sales agreement, there is typically a significant upfront device subsidy provided to the customer that initially results in a negative return, but also provides higher ARPU and lower churn rates, which result in higher average lifetime revenue. Tablet devices operating on mobile networks or Wi-Fi are expected to be a growth segment in 2013. Customers want more mobile connectivity to the Internet, and usage of enhanced portable computing services is growing.

It is expected that major mobile platforms will increasingly sell streaming content services in 2013, such as music, TV and video, as consumers become more comfortable with cloud-based computing. It is expected that these platforms will transition to supporting cloud-based services that will allow customers to access both corporate and personal data (e.g. photos, streaming video and music) from virtually anywhere, on multiple devices.

The demand for wireless data services is expected to continue to grow due to: ongoing investment in faster network technologies like LTE that provide a richer user experience; the growing appetite for personal connectivity and social networking; greater affordability and selection of smartphones and products such as tablets and e-book readers; and more affordable data plans.

Increasing data traffic represents a growing challenge to wireless carriers’ networks and carriers’ ability to manage and serve this traffic. To better manage this increase in data traffic and to capitalize on Canada’s wireless growth opportunity, established Canadian providers continue to roll out faster, next-generation high-speed wireless networks with greater capacity. The incumbent wireless carriers and AWS entrants need to acquire more spectrum in order to meet the growth in data. Industry Canada is expected to auction 700 MHz spectrum in the second half of 2013 and 2,500 to 2,690 MHz spectrum in 2014. It is important that TELUS is able to acquire spectrum in both urban and rural markets to meet the growing demand for data from its growing customer base.

To bring innovative services and the latest data-capable devices to customers, we continued to expand capacity and coverage of our HSPA+ network in 2012, which reached more than 97% of Canadians at the end of 2012. In addition, we launched services on our 4G LTE network in February 2012 and expanded LTE coverage to more than two-thirds of Canadians by year-end. LTE technologies are expected to deliver manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected), while at the same time introducing significant improvements in network capacity and performance. The roll-out of LTE into rural Canada will be dependent on acquiring spectrum in the 700 MHz band in the upcoming auction in 2013 (see Future availability and cost of wireless spectrum in Section 10.3).

In 2012, AWS entrants WIND Mobile, Mobilicity, Public Mobile and Videotron collectively gained an estimated 40% of new subscribers in Canada. In early 2013, Eastlink began offering services in Nova Scotia and Prince Edward Island. Industry analysts expect some degree of consolidation among AWS entrants, possibly before the 700 MHz spectrum auction. Of note, Shaw Communications chose to not use its AWS spectrum in Western Canada to build a wireless network to compete against other wireless carriers, and is building out Wi-Fi facilities instead. Additionally, in January 2013, Shaw announced it was granting an option to Rogers Communications to buy this AWS spectrum when Industry Canada’s five-year moratorium on AWS spectrum sales to established wireless providers expires in 2014.

AWS entrants continue to be focused on gaining market share (currently estimated at 6%) using primarily aggressive price discounting and unlimited usage plans. Industry analysts question the economic sustainability of these aggressive pricing business models. Beyond funding start-up losses, new AWS competitors must also manage various challenges, including significant capital requirements to expand and enhance their wireless networks, expand distribution and fund future spectrum purchases. The discount model focus, relative lack of popular smartphones, and absence of ubiquitous network coverage have been factors behind low reported ARPUs and what are believed to be high rates of churn for AWS entrants.

Separately branded basic value services are offered by TELUS (Koodo), Rogers (Chatr and Fido) and Bell (Virgin and Solo) to better position them to compete in this expanding segment. In 2012, Koodo introduced a prepaid offering, which followed the introduction a year earlier of an expanded range of smartphones and nationwide calling plans.

To better compete in the wireless market, we continue to differentiate the strong TELUS and Koodo brands with an intense focus on enhancing customer experience and the evolution of our Clear and Simple customer approach, eliminating activation fees and offering enhanced and lower cost international roaming. We believe that our customer-friendly approach has contributed to achieving churn rates that are among the lowest in the Canadian wireless industry.

Given our high and growing exposure to wireless (54% and 62%, respectively, of 2012 revenue and EBITDA), strong and recognizable brands, leading-edge network, focus on an enhanced customer experience, and high-value smartphone growth, we believe we are well positioned to benefit from ongoing growth in the Canadian wireless market.

9.3 Wireline

The wireline telecommunications market is expected to remain very competitive in 2013 with low revenue growth and flat or declining EBITDA, as high-margin legacy voice revenues continue to decline due to technology substitution, such as email, wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had an installed base of approximately 4.2 million telephony subscribers at the end of 2012, or a national consumer market share of approximately 39%, up three percentage points from 2011. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution such as to wireless, continue to erode the number of residential network access lines and associated local and long distance revenues.

Cable-TV companies continue to increase the speed of their Internet services and present aggressive customer acquisition offers. Canada’s four major cable-TV companies have approximately 5.8 million Internet subscribers, up from 5.6 million in 2011, while telecommunications companies have approximately 4.6 million Internet subscribers, up from 4.4 million in 2011. Although the consumer high-speed Internet market is maturing, with approximately 80% penetration in Western Canada and 77% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of watching TV anywhere is expected to continue as customers adopt services that enable them to view content on multiple screens, including computers, smartphones and tablets, as well as on their TVs. Over-the-top (OTT) content providers like Netflix, as well as Apple and Google, are competing for share of viewership. However, it is not clear if this competition replaces, or simply complements, existing TV services. TV and Internet service providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings.

In 2012, Canadian IP TV providers increased their subscriber base by approximately 44% to surpass 1.1 million. This growth came at the expense of cable-TV subscriber losses and was primarily driven by strong subscriber loading at TELUS and Bell. Canada’s four major cable-TV companies have approximately 7.1 million TV subscribers or 64% market share, down two percentage points from 2011. Beyond increasing the speed of Internet services, our primary Western Canadian cable-TV competitor, Shaw Communications, continued its roll-out of an urban Wi-Fi network and, similar to other cable competitors, launched an on-the-go TV product to better compete against on-the-go TV services offered by IP TV providers like TELUS.

Telecom companies continue to make investments in DSL broadband technologies to maintain their ability to support competitive IP-based services. ADSL2+ allows typical broadband download speeds of 3 to 15 Mbps and the VDSL2 technology overlay allows typical download speeds of 5 to 25 Mbps. Additional VDSL technology platforms allow this speed to be increased further. In addition, telecom companies are actively deploying fibre to the home (FTTH) technologies, which support broadband speeds higher than any other technology.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, telecom companies are increasingly offering bundled products to achieve competitive differentiation that offers customers more freedom, flexibility and choice. TELUS’ broadband investments and bundled integrated service offers have significantly improved our competitive position relative to our main cable-TV competitor, Shaw.

The Canadian broadcasting industry has become more vertically integrated, with most of our competitors owning broadcast content. In 2011, the CRTC set clear safeguards to ensure healthy competition in the broadcasting sector (see Section 10.3 Regulatory matters — Broadcasting distribution undertakings). Our differentiated approach, consistent with our content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whatever device they choose. TELUS has taken the position that it is not necessary to own content to make it accessible on an economically attractive basis, provided there is meaningful and timely enforcement of regulatory safeguards and additional safeguards introduced, as required.

In the business market (enterprise and SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecommunications companies like ours are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions that have greater business impact than traditional telecommunications services.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of TELUS. We implemented this process in 2002 and track multi-year trends for various key risks and control environment perceptions across the organization.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning, effective and efficient business operational management, and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where we judge this to be efficient and commercially viable. We also mitigate risks through contractual terms and conditions, contingency planning and other risk response strategies as appropriate.

We strive to avoid taking on undue risk exposures whenever possible and ensure alignment of exposures with business strategies, objectives, values and risk tolerances.

Three-level enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from our ongoing strategic planning process, and the results of our annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to our management leadership team (all executive vice-president, vice-president and director-level team members and a random sample of management). Survey responses were received from 2,001 individuals in 2012.

The members of our Board of Directors are also surveyed to solicit their perspective of our key risks and approach to enterprise risk management, and to gauge our risk appetite and tolerance by key risk category.

Our assessment process incorporates input from recent internal and external audits, results of various risk management activities, and our management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into one of eight risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with our senior management and our Board (including the Audit Committee). Executive-level risk owners and Board oversight committees are assigned. The annual risk assessment results guide the development of our annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by our Audit Committee. Risk assessments are also incorporated back into our strategic planning, operational risk management and performance management processes, and are shared with our Board.

Level two: Quarterly risk assessment review

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to our Audit Committee and other applicable Board committees.

Level three: Granular risk assessments

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

Board risk governance and oversight

We maintained strong risk governance and oversight practices in 2012 with Board risk oversight responsibilities outlined in the Board’s terms of reference and Board committee mandates.

·                  Risks on the enterprise key risk profile are assigned for oversight to one or more Board committees.

·                  Board committees provide risk updates to our full Board at least once annually for risks overseen through their respective terms of reference.

·                  Our Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Mitigation and Chief Internal Auditor attends, or receives a summary of, these briefings.

Principal risks and uncertainties

The following subsections describe the principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, reputation, results and valuation.

10.1 Competition	10.5 Process risks	10.9 Litigation and legal matters
10.2 Technology	10.6 Financing and debt requirements	10.10 Human-caused and natural threats
10.3 Regulatory matters	10.7 Tax matters	10.11 Economic growth and fluctuations
10.4 Human resources	10.8 Health, safety and environment

10.1 Competition

Customer experience

There is a risk that we will not improve or maintain levels of client loyalty and increase their likelihood to recommend TELUS if our products and services and the service experience we provide do not meet or exceed customer expectations. If we do not provide a better customer experience than our competitors, the TELUS brand image could suffer, business clients and consumers may change service providers, and our profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment, a focus which commenced in 2010. We continue to introduce new client experience initiatives to bring greater transparency and simplicity to our customers, which may increase their likelihood to recommend TELUS. (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Intense wireless competition is expected to continue

Besides TELUS, eight facilities-based wireless competitors operated in Canada in 2012 (some nationally and some regionally – see Competition overview in Section 4.1). This includes four competitors who acquired advanced wireless services (AWS) spectrum in 2008. A fifth AWS entrant has announced it will offer services starting in 2013. AWS entrants have typically focused on a price discounting strategy as their main differentiator from established players. Most AWS entrants offer zone-based plans and advertise unlimited calling and data. Established competitors have also re-launched or introduced new brands with aggressive acquisition and retention offers.

We expect continued pressure on ARPU from competitors’ offers and promotions for voice and data services, including Canadian long distance promotions. We expect pressure on cost of acquisition and retention as customers demand more advanced smartphones and competitors continue to heavily subsidize these devices. We also expect increased promotional activity in tandem with exciting new device launches.

We expect increased competition through the use of unlicensed spectrum to deliver higher-speed data services. In 2011, Shaw Communications, which had earlier announced plans to launch wireless services in early 2012, stopped building a conventional wireless network in Western Canada and started building managed metropolitan area Wi-Fi networks to deliver entertainment to its customers beyond the home. In 2012, Shaw launched a service to compete with TELUS Optik on the go. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) (stated download speeds of up to 10 Mbps) with launched high-throughput satellites (stated download speeds of up to 25 Mbps).

Risk mitigation in wireless markets: We improved our competitive position with the roll-out of our LTE network and services in 2012, and previously with our HSPA+ dual-cell network (see Section 10.2 Technology). In aggregate, these higher-speed networks cover more than 97% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel.

HSPA+ dual-cell and LTE technologies have enabled us to establish and maintain a strong position in smartphone and data device selection, expand roaming capability to more than 200 countries and increase international roaming revenue. Increased data download speeds provided by these technologies enable delivery of Optik on the go entertainment to mobile devices when beyond the reach of Wi-Fi.

To compete more effectively in serving a variety of customer segments, we offer a value service brand, Koodo Mobile. By maintaining separation between the TELUS and Koodo brands through separate distribution and uniquely targeted value propositions, we believe we are well positioned in the face of heightened competitive intensity from AWS entrants and incumbent national competitors.

We intend to continue the marketing and distribution of innovative and differentiated wireless services; offer a bundled wireless service (e.g. voice, text, and data); invest in our extensive network; evolve technologies; and acquire spectrum to facilitate service development and profitable expansion of our subscriber base and address accelerating demand for data usage. (See Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum.)

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of legacy wireline voice local and long distance services

We face intense competition across all key business lines and market segments, including the consumer, small and medium business (SMB) and large enterprise markets.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.2 Technology.) Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and HSIA markets. Over-the-top (OTT) content providers like Netflix are expected to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, we view OTT services as a possible complement to our Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have remained intensified across most product and service categories and market segments, and we expect this to continue.

Risk mitigation, general: CRTC decisions in recent years approving wireline deregulation have provided us with improved flexibility to respond to intense competition (see Section 10.3 Regulatory matters). Active monitoring of competitive developments in product and geographic markets enables us to respond more rapidly to competitor offers and leverage our full suite of integrated solutions and national reach. As discussed below, to offset competitive intensity and losses in legacy services we provide in our incumbent areas, we continue to invest in increasing the speed and reach of our broadband networks, introduce innovative products and services, and enhance services with integrated bundled offers. We continue to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. We also continue to actively pursue a competitive cost structure and invest in efficient operations.

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and IT service providers, as well as from voice over Internet protocol (VoIP) focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models continues at a robust pace. Legacy data revenues and margins continue to decline and have been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all incumbent local exchange carrier (ILEC) entities including us.

Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecommunications space through new products like Unified Communications, which redirect and deliver email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, we increasingly face competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies are targeting the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in major urban areas.

Risk mitigation in the business wireline market: We continue to increase our capabilities through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One and TELUS Future Friendly Office). Through TELUS Health, we have leveraged our systems and proprietary solutions, as well as their reach and brand, to extend our footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as personal health records and tools to manage their health, pursue the transformation of the Canadian pharmacy benefit claims management sector and cross-sell more traditional telecommunications products and services to the healthcare sector. We are also focused on implementing large enterprise deals that leverage our capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of our residential NALs is expected to continue as a result of this competition and ongoing technological substitution. Access line-associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market and the potential for higher-speed Internet service offerings from competitors, we may be constrained in our ability to maintain market share in B.C., Alberta and Eastern Quebec by the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: We continue to expand the coverage and increase the speed of our high-speed Internet service and increase the coverage and capability of our IP-based Optik TV service in B.C., Alberta and Eastern Quebec (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service helps us attract pull-through Internet subscriptions and generally counter cable-TV competition in its own incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. TELUS Satellite TV service in Alberta and B.C. complements IP TV service, enabling us to more effectively serve households that are not currently on our IP TV network footprint and leverage our strong distribution and marketing presence. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

We offer Optik TV service to more than 2.4 million households in B.C., Alberta and Eastern Quebec, and continue targeted roll-outs to new areas. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that we will be successful in achieving our plans of obtaining a sizable share of the TV services market or that implementation costs or projected TV revenues will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and a satellite-based service (in B.C. and Alberta). We broadened the addressable market for our high-definition (HD) TV services through the deployment of ADSL2+ technology and upgrades to VDSL2 technology. In February 2010, we launched an upgrade of our IP TV middleware to Microsoft Mediaroom. These developments enabled our June 2010 launch of the Optik brand, featuring a suite of advanced TV and high-speed Internet services, and facilitated a 33% expansion in the TELUS TV subscriber base in 2012.

Increasing vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but our major competitors own and continue to acquire broadcast content assets. Increased vertical integration could result in content being withheld from us or being made available to us at inflated prices.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, subject to timely and strict regulatory enforcement of the CRTC’s vertical integration safeguards to prevent undue preference by vertically integrated competitors. (See Section 10.3 Regulatory matters — Broadcasting distribution undertakings.)

10.2 Technology

Technology is a key enabler for us and our customers. However, technology evolution brings risks, uncertainties and opportunities. We vigorously maintain short-term and long-term technology strategies to optimize our selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties and how we proactively address them.

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing prices

The demand for wireless data services is growing at unprecedented rates, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability of smartphones and high-usage data devices (such as smartphones, mobile Internet keys and tablets), machine-to-machine data applications, richer multimedia services and applications, and wireless price competition. Given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than demand for bandwidth. Rising data traffic levels and the fast pace of data device innovation present challenges to adequately provision capacity and maintain high service levels.

Risk mitigation: Our investments in LTE and HSPA+ networks position us to meet capacity demands and challenges in the near future. We expect to implement further standards-based enhancements that are ready for commercial deployment to these networks. In addition, our investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure will support the future evolution to LTE-advanced technologies. LTE-advanced is expected to further increase network capacity and speed, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings. We aim to achieve efficient utilization of our spectrum holdings and position ourselves to meet rising levels of data traffic through the continued deployment of HSPA+ and LTE technologies, the eventual launch of LTE-advanced technology and ongoing development of a capacity management toolkit. Our spectrum strategy is designed to further strengthen our ability to deliver the mobile Internet to Canadians in the future. In line with this strategy, we intend to participate in upcoming spectrum auctions (see Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum). If we are successful in our bids, the additional spectrum will likely provide additional capacity and mitigate risks from growth in data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Implementation of HSPA+ and LTE technologies and systems

As part of a natural 4G network progression, we are committed to LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. We successfully launched our HSPA+ network in November 2009, under a reciprocal network access agreement with Bell Canada that sped up the initial network roll-out and reduced our costs of deployment nationally. We continue to expand HSPA+ capacity and coverage, which now reaches more than 97% of Canada’s population. We began construction of our urban LTE network in the second half of 2011 and launched LTE-based services in 14 metropolitan areas in February 2012. Including reciprocal network access agreements, our LTE coverage expanded to reach more than two-thirds of Canadians by the end of 2012. LTE delivers peak manufacturer-rated download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected). LTE devices that we sell will also roam onto our extensive HSPA+ network (including HSPA+ dual-cell technology).

An extensive roll-out of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions (see Section 10.3 Regulatory matters - Future availability and cost of wireless spectrum). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. We plan our overall wireless and wireline capital intensity level, excluding any capital that may be required for wireless spectrum auctions, to be approximately 17% of consolidated revenues in 2013. However, there is the risk that our future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments.

Mature CDMA and iDEN wireless technologies must coexist with new HSPA+ and LTE networks

We continue to support CDMA2000 3G wireless services (including EVDO Revision A), but no longer actively sell CDMA devices. We believe CDMA technology will continue to be used to support the current subscriber base and roaming agreements with other domestic and foreign carriers.

We continue to support our Mike Push to Talk (PTT) service using iDEN technology and we plan to launch an LTE-based PTT solution. Sprint-Nextel, which provides U.S. roaming for our Mike services, plans to turn off its iDEN network in mid-2013. Mike subscribers represent a small percentage of our wireless subscriber base.

CDMA and iDEN coexistence with HSPA+ and LTE, and eventual decommissioning / re-purposing, must be managed appropriately to ensure optimal use of spectrum and tower facilities, reduce costs and minimize subscriber migration and retention risks.

Risk mitigation: Our practice is to continually optimize capital investments to provide positive payback periods and flexibility in considering future technology evolutions. Some capital investments, such as towers, leasehold improvements and power systems, are technology-indifferent. We expect to leverage the economies of scale and handset variety of the LTE and HSPA+ device ecosystems. We continue to strategically migrate certain CDMA and Mike (iDEN) subscribers to high-speed LTE and HSPA+ data devices, thereby providing the potential to increase utilization of data services and stabilize revenue.

Reciprocal network access agreements, principally with Bell Canada, facilitated our rapid deployment of next-generation wireless technologies and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings beyond the initial network build and flexibility to invest in service differentiation.

We maintain close co-operation with our network technology suppliers and operator partners to influence and benefit from developments in HSPA+ and LTE technologies. By contracting our suppliers to provide technology solutions that are amenable to future improvements, such as LTE-advanced, we can mitigate the operational disruption during technology transitions. Fundamental to our strategy is the reuse and redeployment of application servers and network elements that are technology-indifferent, such as messaging into the latest radio access technology. This enables us to invest in radio-based technologies as they evolve, without the need to replace these application servers.

Standardization and deployment of 4G LTE technologies may not keep pace with growing demand for data

Standardization and deployment of 4G LTE technologies aligned with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology, significant challenges remain that the industry needs to overcome, including: harmonization of global spectrum, intellectual property rights, support for voice and short messaging service (SMS), interoperability, device availability, technology maturity, operational readiness and costs.

The surge of mobile broadband traffic resulting from the proliferation of smartphones and data devices, along with larger data volumes driven by the need for continuous connectivity and new applications, are expected to continue to stress the capabilities of current 4G networks.

Risk mitigation: Our wireless networks are ready to evolve through software upgrades to support enhancements in HSPA+ and LTE that improve performance, capacity and speed. In parallel, and complementary to the evolution and growth of HSPA+ and LTE, we continue to develop a comprehensive capacity management toolkit that is helping address traffic growth challenges and complement new technologies.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets, such as those from Apple and Samsung, has resulted in a growing reliance on these manufacturers, which may increase the market power that these suppliers have over us.

Risk mitigation: We offer and promote alternatives, including Android devices, to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a very large number of interconnected operational and business support systems, and complexity has been increasing. This is typical of established telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration efforts. Management of associated development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. We are proactive in evolving to next-generation support systems, which leverage industry integration and process standards. As next-generation services are introduced, they must be designed to work with next-generation systems, frameworks and IT infrastructures, and at the same time, must be compatible with legacy services and support systems. This introduces uncertainty with respect to the speed and costs of development and regression tests necessary to deliver solutions with the desired effect.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services, and facilitate the introduction of new services by driving BSS/OSS functions with configurable data rather than program changes. In addition, we actively participate in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Restructuring of vendors may impact our networks and services

We have relationships with a number of vendors, which are important in supporting network evolution plans and timelines and providing services to our customers. We face the risk that some vendors could discontinue products we use, or that vendors may experience business difficulties, restructure their operations, or be consolidated with other suppliers, which could affect their ability to support all of their products in the future. There can be no guarantee that the outcome of any particular vendor difficulty will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Risk mitigation: We consider these possible outcomes when planning for our future growth, maintenance and support of existing equipment and services. We have a comprehensive contingency plan for multiple scenarios, including working with multiple vendors and maintaining ongoing strong vendor relations.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, growing use of OTT applications and the desire of service providers like us to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: As part of our multi-year broadband build program, we upgraded substantial parts of our network to fibre to the neighbourhood (FTTN) technology. We continue to make incremental investments to this infrastructure in order to maintain our ability to support competitive services — most recently, the upgrade to VDSL2, which supports typical download speeds of 5 to 25 Mbps, and bonding technologies, which support even higher download speeds. In addition, we are actively deploying fibre to the home (FTTH) technologies, which support bandwidths higher than any other technology, in new greenfield areas.

In addition to ongoing enhancements to FTTN, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTH and fibre to the distribution point (FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units (MDUs) than the current xDSL deployments on copper loops. We are exploring business models for economic deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our Future Friendly Home® strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings and have developed a consumer solution for IP-based telephony through broadband access in accordance with our strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. However, this could expand to provide additional telephone services over the same line as existing analogue service. We are also in the process of designing and testing our next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, our legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. We expect to support both legacy and broadband voice systems for some time and incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by reduction in the costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

If we were to migrate towards a fully IP-based voice solution, the level of effort required to migrate customers could be costly. We are observing a large migration of users away from traditional residential voice services onto wireless or competitive VoIP offerings, creating the possibility, when combined with long migration times, of significant over-investment in an alternative solution for customers who may not be available to migrate. Migration to a DSL-based primary voice offering will also require us to develop a strategy around battery backup, proactive customer premises equipment replacement and increased in-home support (truck rolls). Similarly, hosted business IP telephony has not experienced the uptake industry analysts had predicted and its long-term future is unclear.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities and work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms, while striving to adhere to CRTC commitments and customer expectations. Our ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services to help limit our exposure to any one market segment. For example, the new business VoIP platform is also capable of supporting consumer services and OTT capabilities, in addition to a pure business VoIP offering. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate technology silos into a single voice service environment. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also increasing our focus on driving the costs out of VoIP services, and are working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline voice, Internet and video in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from individual silo systems and architectures to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We substantially completed the transition of our previous IP TV middleware to Microsoft Mediaroom in 2011 and we continue to expand the new platform. We mitigate implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. We strive to ensure that our IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. We are also active in a number of standards bodies such as the MEF and IP Sphere to help ensure its IP infrastructure strategy leverages standards-based functionality to further simplify our networks.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a new category of services being delivered over the Internet and compete directly with traditional pay-TV services. OTT video services in particular have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and their growing services present a challenge to Internet service providers and network owners to prevent network congestion.

Risk mitigation: We have designed a robust IP network that has not experienced significant congestion problems through 2012. However, as additional OTT providers launch services and offer higher resolution video over the Internet, we may be required to make larger investments in the network to support this capacity and develop new business and regulatory models for dealing with the OTT providers.

10.3 Regulatory matters

Regulatory developments could have a material impact on our operating procedures, costs and revenues

Our telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has forborne from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that are not forborne are regulated by the CRTC using a price cap mechanism.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on our operating procedures, costs and revenues. The CRTC’s announced priorities for public proceedings and other initiatives through to 2015 include: a review of methods to establish wholesale prices (for regulated services), voice network interconnection implementation, implementation of the vertical integration decisions, stolen wireless handsets, telecommunications accessibility issues for the disabled and deployment of a public alert system.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada, and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and personal communications services (PCS) systems, among others, require such licences. Our PCS and cellular licences include various terms and conditions, such as:

·                  Meeting Canadian ownership requirements

·                  Meeting obligations regarding coverage

·                  Spending at least 2% of certain PCS and cellular revenues on research and development

·                  Annual reporting

·                  Mandated roaming and antenna site sharing to competitors.

While we believe that we are substantially in compliance with our licence conditions, there can be no assurance that we will be found to comply with all licence conditions, or if found not to be compliant, that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

Future availability and cost of wireless spectrum

On March 14, 2012, the Canadian federal government initiated written consultations to develop the rules for two spectrum auctions, as well as changes to restrictions on foreign ownership (see Changes to restrictions on foreign ownership for small common carriers below). Industry Canada plans to auction spectrum in the 700 MHz band, currently expected in the second half of 2013, to be followed by an auction for spectrum in the 2,500-2,690 MHz bands in 2014.

A 10 MHz cap was set on the amount of prime 700 MHz spectrum any individual bidder can acquire. We began urban construction of a wireless 4G LTE network in the second half of 2011 and launched services on this network in February 2012 using our AWS spectrum acquired in 2008. An extensive roll-out of 4G LTE wireless service to rural markets is dependent on us bidding on and acquiring 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In addition to establishing rules for the 700 MHz auction, Industry Canada also announced its intent to auction spectrum at 2,500-2,690 MHz in 2014. This spectrum is prime spectrum for LTE in urban locations. Currently most of this spectrum is held by Rogers Communications and Bell Canada through their Inukshuk partnership for fixed broadband. Under the auction rules, all participants will be limited by a 40 MHz cap on bidding on this spectrum in each licence region. In those regions where incumbents exceed the spectrum cap, they will not be required to relinquish and existing spectrum holdings. Since Bell and Rogers already control substantial blocks of this spectrum, their ability to bid in the auction will be restricted absent any divestment of existing blocks. The cap provides an opportunity to significantly increase our spectrum holdings for LTE should we succeed in the auction. However there is no guarantee we will acquire all of the spectrum we might seek under the cap.

As the outcomes of these future auctions are unknown, our capital outlay required to bid successfully and the amounts of spectrum that we may ultimately secure in each region are uncertain.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have introduced, or plan to introduce, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. The rules are not harmonized and create risks of significant compliance costs for us and other wireless providers. In 2012, we asked the CRTC to act to set mandatory uniform national guidelines.

On October 11, 2012, the CRTC issued Telecom Notice of Consultation CRTC 2012-557, to establish a mandatory code to address the clarity and content of mobile wireless services contracts. This code is intended to be a clear and concise list of consumers’ rights and service providers’ responsibilities. The CRTC released a draft code in January 2013 and a hearing beginning in February will lead to a national wireless code being implemented later in 2013 or early 2014. We are participating in this proceeding and support the establishment of a national wireless services code by the CRTC based on the existing Quebec code.

Stolen wireless handsets initiative

On November 8, 2012, the Canadian Wireless Telecommunications Association (CWTA) and Canada’s wireless carriers announced an initiative to help law enforcement agencies combat the theft of wireless devices. By September 30, 2013, the activation of any global system for mobile communication (GSM) or LTE device will verify that the device has not been reported stolen in Canada and some other countries. This same capability is expected to be available in the U.S. by November 2013 to help protect customers across North America from device theft. In addition, the CRTC plans to conduct a public proceeding to review this matter.

Restrictions on foreign ownership

We are subject to the foreign ownership and control restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond our control, will not result in us ceasing to comply with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and our business could be materially adversely affected.

We must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations, the Telecommunications Act (collectively, the Telecommunications Regulations), the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain our eligibility to operate certain of our subsidiaries that are Canadian carriers under these laws, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give TELUS, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our voting shares. These powers have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration. For example, in 2012 for a period of time, we suspended issuing registration numbers when significant buying of TELUS Common Shares by non-Canadians occurred and approached the foreign-ownership limit. The CRTC also reviewed our monitoring procedures in 2012 in response to a complaint from Globalive. On December 5, 2012, the CRTC denied Globalive’s request for a review of the ownership of TELUS in Telecom Decision CRTC 2012-665.

Changes to restrictions on foreign ownership for small common carriers

On March 14, 2012, the Canadian federal government announced that it would lift restrictions on foreign ownership for telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total annual revenues, as determined by the CRTC, from the provision of telecommunications services in Canada. The amendments to the Telecommunications Act subsequently received royal assent and are in force. This gives smaller wireless and wireline carriers the opportunity to raise foreign capital to fund their network construction, operating losses and spectrum bids in 2013 and/or 2014. These changes may also drive consolidation amongst smaller carriers or result in the change of control of a smaller carrier or carriers to a large, well-funded foreign carrier. We hope that these changes to foreign-ownership limits provided by the federal government are a first step towards the full liberalization of restrictions across the industry. The recent relaxation of restrictions on foreign ownership for “small” common carriers does not apply to broadcasting distribution undertakings.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video-on-demand (VOD) undertaking (renewed until August 31, 2016). Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content, subject to adequate and timely regulatory oversight to prevent undue preference by vertically integrated competitors.

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, such as with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell Canada Enterprises (BCE) of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). In addition, Rogers Communications and Quebecor continue to own content assets. The proposed acquisition by BCE of Astral Media announced in March 2012 was rejected by the CRTC on October 18, 2012, however, BCE and Astral as of November 19, 2012, resubmitted an application to the CRTC for approval and extended the date of closing out as far as mid-2013. The resubmitted application has yet to be made public by Bell, Astral or the CRTC. TELUS opposed BCE’s proposed first attempt to acquire Astral Media on the basis that such concentration of media assets within a large national distribution company would make BCE too dominant in the broadcasting sector and would result in a lessening of competition. TELUS expects to oppose and/or request safeguards against anti-competitive conduct in any future acquisition proposal of Astral Media by BCE or any other vertically integrated broadcasting company. The CRTC is expected to announce a public review process in the near future, including a public hearing to consider the resubmitted application in detail.

CRTC policy decisions and enforcement proceedings

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets. We are a member of the Canadian Independent Distributors Group (CIDG), which filed a request for dispute resolution of specialty TV services controlled by Bell Media Inc.

On April 5, 2012, in Broadcasting Decision CRTC 2012-208, the CRTC set out its determinations and expectations relating to: the packaging of programming services so that consumer choice is enhanced while ensuring that the objectives set out in the Broadcasting Act are fulfilled; pricing incentives; making non-linear rights available on commercially reasonable terms; and a final-offer arbitration process to set rates. The CRTC also indicated its preference for the parties to arrive at a commercially negotiated agreement, prior to final-offer arbitration.

We were not able to conclude a commercially negotiated renewal agreement for carriage of Bell Media signals. Final-offer arbitration submissions and reply comments were filed with the CRTC in June 2012. On July 20, 2012, the CRTC issued Broadcasting Decision CRTC 2012-393, choosing our final offer over Bell Media’s and directing the parties to execute our final-offer affiliation agreement within five days. The CRTC recognized that our offer provided consumers greater choice and flexibility, and was innovative in its approach. Notably, our customers will continue to have the discretion to choose sports programming and are not forced to take sports programming as part of the basic “Essentials” channel package.

While we are pleased that the CRTC has selected our final offer that is consistent with the policies adopted in Broadcasting Regulatory Policy CRTC 2011-601, the decision wording provides only weak commitment to enforcing the regulatory safeguards. We filed a new unrelated complaint under the vertical integration framework against Corus Entertainment Inc. in September 2012, relating to a denial of access to its Movie Central/HBO Canada content for TELUS Optik on the Go service, despite this same content being provided by Corus to its related distribution undertakings Shaw Cable and Shaw Direct. We requested that the Commission enforce the new “no head start” provision (S. 6.3 of the Pay Television Regulations). On November 27, 2012, the CRTC issued Broadcasting Decision CRTC 2012-645 in which it disappointingly found that Corus Entertainment did not violate the Pay Television Regulations when it provided Movie Central/HBO Canada content to Shaw prior to making this content available to TELUS.

Without timely and strict enforcement of the vertical integration safeguards, there is risk that vertically integrated competitors, who own both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage us in attracting and retaining wireless or Optik TV customers.

Risk mitigation for regulatory matters: We have advocated for the establishment by the CRTC of a national wireless services consumer code to reduce compliance costs and standardize the terms and conditions of service.

In respect of restrictions on foreign ownership, we continue to advocate for and encourage the Government to expeditiously move to implement a symmetrical foreign-ownership regime for both telecommunications and broadcast distribution. With respect to the foreign ownership of TELUS Common Shares, we have robust and effective controls in place to ensure that foreign-ownership levels are respected through a reservation and declaration system. In addition, we have a number of remedies available to us under the Telecommunications Act that are reflected and available to us under TELUS’ Articles.

In the case of the distribution of broadcasting content, we support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We believe that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. We continue to advocate the enforcement of the CRTC vertical integration policy and will continue to advocate for further meaningful enforcement and safeguards as required.

10.4 Human resources

Our success depends on the abilities, experience and engagement of our team members. Competition for highly skilled and entrepreneurial management and front-line employees is intense in the telecommunications industry. The loss of key employees — or deterioration in overall employee morale and engagement resulting from organizational changes, any unresolved collective agreements, or ongoing cost reduction initiatives — could have an adverse impact on our growth, business and profitability.

With competition expanding in the telecommunications industry, employee retention risk is expected to remain elevated in 2013. We aim to attract and retain key employees through both monetary and non-monetary approaches, and strive to both protect and improve engagement levels. The risk of a future decline in TELUS share prices could negatively impact the effectiveness of medium-term and long-term retention incentives, which are share-based compensation.

Risk mitigation: Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. It includes:

·                  Competitive base salary

·                  An employee performance bonus that is tied directly to corporate profitability as well as individual and corporate operational results

·                  Share-based compensation for eligible employees

·                  TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium-term and long-term performance incentives (share-based compensation) for key personnel generally have three-year vesting periods. The increase in value of TELUS shares over the past three years has increased the effectiveness of these retention incentives. Where required, we continue to implement targeted retention solutions for employees with talents that are scarce in the marketplace. As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure our compensation and benefits remain competitive, we seek to attract and retain key employees. With respect to ongoing program cost management, we hope to manage engagement levels through direct and upfront communication to all employees. A positive indicator in 2012 was a 10-point increase in the measure of employee engagement, which followed a 13-point increase the previous year. We believe the following were influencing factors:

·                  Increased communications with front-line team members

·                  A focus on the customer and additional support for those team members performing in that capacity

·                  Success in the marketplace due to innovative high-quality products and services available to customers on our enhanced wireless and wireline networks.

We expect to continue to focus on other non-monetary factors that have a clear alignment with engagement including:

·                  Performance management

·                  Career opportunities

·                  Training and development

·                  Recognition

·                  Work styles (e.g. facilitating working remotely from home and alternative work locations).

10.5 Process risks

Systems and processes

We have numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to support changes in provincial sales tax regimes, will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2013 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, we strive to ensure that system development priorities are selected in an optimal manner. Our project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

Our operating efficiency and earnings may be negatively impacted by challenges with, or ineffective implementation of large enterprise deals, which may be characterized by service credits that lower revenues; significant upfront expenses and capital expenditures; and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins. We may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We have gained experience in implementing numerous large enterprise deals over a number of years and expect to continue to focus on implementing recent large enterprise contract wins. We expect to continue being selective as to which new large contracts we will bid on, and we continue our focus on the SMB market.

We follow industry-standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. We also conduct independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects.

Reorganizations

Arising from our operational efficiency program, we carry out a number of operational consolidation, rationalization and integration initiatives each year that are aimed at improving our operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

Maintaining our international operations presents unique risks, including: country-specific risks (such as differences in political, legal and regulatory regimes and cultural values); lack of diversity in geographical locations; concentration of customers; different taxation regimes; infrastructure and security challenges; differences in exposure to and frequency of natural disasters; and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: Our strategy is to improve the diversity and geographic distribution of our operations, customers and conduct of business process outsourcing activities. We have expanded beyond our Philippines operations to include locations in Europe, Central America, the Caribbean region and the U.S. The continued expansion of international operations provides us with more geographic diversity, spreads political risk among foreign jurisdictions, provides us with the ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provides the ability to divert operations in emergency situations. We continue to work with our international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained.

Integration of acquisitions

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: We have a team that performs post-merger integration (PMI). The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of our business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the plan execution. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of our efficiency initiatives rely on offshoring of internal functions to partners domestically and abroad. To be effective, offshoring relationships require us to provide access to our data. Remote access to our data could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting our competitive position, financial results and brand.

Risk mitigation: A core component of our strategy is for data to reside in our facilities in Canada, with the deployment of infrastructure to support partner connectivity to view our systems. Offshore partners are provided with remote views of the data without it being stored on local systems.

Another core component of our strategy is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. We are maintaining these capabilities in accordance with the ongoing PCI certification program.

Real estate joint venture (TELUS Garden)

Risks associated with the real estate joint venture include possible construction-related cost overruns, financing risks, reputational risks and, for the commercial component of the joint venture, leasing occupancy risks. There can be no assurance that TELUS Garden will be completed on budget or on time or obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on investment and loan amounts should the project’s business plan not be successfully realized, and reputational risks should the planned LEED standard quality of the project not be realized

Risk mitigation: We have established a joint venture with subsidiaries of Westbank Holdings Ltd., a leading developer of large commercial and residential real estate projects, to develop TELUS Garden. Westbank brings considerable expertise in the successful management of development projects of the scope and scale of TELUS Garden. The residential condominium project was substantially pre-sold prior to the commencement of construction, and additional deposits are due as construction proceeds. The commercial project obtained significant lease commitments from us and another major tenant prior to commencement of construction, and the proportion committed in February 2013 was over half of leasable space. The success of the commercial project will be dependent on the extent of additional lease commitments obtained in the future, the future leasing market in terms of demand for space and rates in Vancouver for high-quality commercial office space, as well as possible construction cost overruns. Budget-overrun risks for both the residential and commercial projects are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks.

10.6 Financing and debt requirements

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, sovereign credit concerns in Europe, increased bank capitalization regulations, reduced lending in general, or fewer Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital for investment grade corporate issuers such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facility, use of securitized trade receivables, use of commercial paper, and/or the issuance of debt or equity securities. We have a shelf prospectus available until November 2013, under which, as at December 31, 2012, we can offer up to $2 billion of debt and/or equity. We believe adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to contribute to providing reasonable access to capital markets.

Our $2 billion credit facility expires on November 3, 2016, and at the end of 2012, $1.8 billion of this credit facility was available. This facility allows us to continue to meet one of our financial objectives, which is to generally maintain $1 billion in available liquidity. As described in Section 7.6 Sale of trade receivables, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $100 million was available at December 31, 2012.

Ability to refinance maturing debt

At December 31, 2012, the only significant maturity of long-term debt in 2013 is the $300 million of 5.00% Notes due in June. In addition, we expect to participate in the upcoming spectrum auction in 2013 and will need to fund any spectrum licences purchased. We operate a commercial paper program (maximum of $1.2 billion) that permits access to currently low-cost funding. At December 31, 2012, we had $245 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2016 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: In 2012, we refinanced $300 million of 4.50% Notes that matured in March using low-rate commercial paper, while in December, we issued $500 million of 3.35% Notes maturing on March 15, 2023, and used the proceeds to reduce commercial paper outstanding.

Our commercial paper program is fully backstopped by the 2016 credit facility. We may issue additional long-term debt to refinance $300 million maturing in June 2013 and potential spectrum purchases, although we expect to have sufficient unutilized credit facilities to refinance the debt and acquire spectrum without accessing the long-term debt markets. At December 31, 2012, our long-term debt was $6.26 billion, with various amounts maturing from 2013 to 2025 (see Section 4.3 for a debt principal maturity profile).

A reduction in TELUS credit ratings could impact our cost of capital and access to capital

Our cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we can maintain or improve current credit ratings.

Risk mitigation: We seek to maintain debt credit ratings in the range of BBB+ to A-, or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target, with a stable outlook or trend, and have also confirmed these ratings. We have financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than planned free cash flow could constrain our ability to invest in operations or reduce debt

We plan to generate free cash flow in the range of $1.2 to $1.4 billion in 2013 after investing approximately $1.95 billion of capital expenditures. Free cash flow excludes expenditures for purchases of spectrum licences, such as in the upcoming auction in the second half of 2013. (See the free cash flow definition in Section 11.2.) Among other things, free cash flow would be available to pay dividends to our shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with our financial policies, these intentions could constrain our ability to invest in our operations for future growth. Higher cash income taxes in 2013, funding of defined benefit pension plans and any increases in corporate income tax rates in the future will reduce the after-tax cash flow otherwise available to return capital to our shareholders. If actual results are different from our expectations, there can be no assurance that we will not need to change our financing plans, including our intention to pay dividends according to the target payout guideline.

Risk mitigation: Our Board of Directors reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline. These reviews resulted in our announcements in 2011 and 2012 of four of six targeted semi-annual dividend increases through 2013. The increases are to be normally declared in May and November, in the range of circa 10% annually and are not necessarily indicative of dividend increases beyond 2013. Based on announced dividend increases as of February 27, 2013, and 326 million shares outstanding, dividend payments would total approximately $835 million in 2013.

Application of the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 will result in a non-cash reduction of our earnings (see Section 8.2 Accounting policy developments). Consequently, the Board of Directors approved a change in our dividend payout ratio guideline from 55 to 65% to 65 to 75% of net sustainable earnings on a prospective basis, effective for dividend declarations after January 1, 2013.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

Our operations are complex and related tax interpretations, regulations and legislation that pertain to our activities are subject to continual change. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretations in applying new rules to specific transactions, products and services. We collect and pay significant amounts of commodity taxes, such as sales and use taxes, harmonized sales taxes (HST), goods and services taxes (GST), provincial sales taxes (PST) and value-added taxes, to various taxation authorities. Actions by certain Canadian provinces have resulted in significant changes in this area. As a result of a referendum in 2011, British Columbia is reverting back to a form of PST effective April 1, 2013, which requires changes to 76 systems and involves approximately 300 of our team members. We are also modifying our systems to accommodate changes for Quebec PST (or QST) harmonization that are effective January 1, 2013, as well as replacement of Prince Edward Island’s separate PST and GST with an HST effective April 1, 2013. The total cost to implement these changes is estimated at $10 to $11 million.

We also accrue and pay income taxes in the hundreds of millions of dollars and have significant deferred income tax liabilities and income tax expense. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions when it is more likely than not that the ultimate determination of the tax treatment of the positions will result in the benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2013, we currently expect to make cash income tax payments, net of recoveries, of approximately $390 to $440 million in 2013. We expect the blended statutory income tax rate to range between 25% and 26% in 2013. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and tax authorities in other jurisdictions affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected. Our experience indicates the taxation authorities are generally more aggressive in pursuing perceived tax issues and have increased the resources they put to these efforts. Economic uncertainty and government deficits have only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to Canadian-based customers operating in foreign jurisdictions, we have entered into further arrangements for the supply of services in such foreign jurisdictions. These activities, as well as the offshoring of certain business processes, have resulted in greater presence in the United States, United Kingdom, Philippines, Guatemala, El Salvador, Barbados, India, Romania and Bulgaria, which increases our exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, our foreign expansion activities have increased our exposure to tax risks, from both financial and reputational perspectives.

Risk mitigation: We follow a Comprehensive Tax Conduct and Risk Management Policy that has been adopted by our Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities, personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxing authorities and external advisors. This policy recognizes the requirement to comply with tax laws in the context of the rights of TELUS as a taxpayer in the various jurisdictions in which it operates. The required components for control and mitigation of tax risk are outlined, as well as the delegation of authority to management on tax matters with Board and Audit Committee communication guidelines.

In keeping with this policy, we maintain an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. We also have an experienced international team with knowledge of U.S. and other foreign tax laws, supplemented by U.S. and foreign external advisors, to provide tax advice and to assess foreign tax issues and risks. These teams review systems and process changes to ensure compliance with domestic and applicable international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes, and accordingly, they are charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures, as required.

Material transactions of TELUS are under continual review by our Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. In 2012, we completed phase two of our enterprise-wide program to review our existing international structure, systems and processes and to develop a future mode of operation that will mitigate regulatory, legal and tax risks as we continue international expansion. We continue to review and monitor our foreign expansion activities to ensure that we take action to comply with the regulatory, legal and tax obligations. We engage external counsel and advisors as appropriate to provide advice and to prepare or review returns to enable us to comply in material respects with tax laws in the jurisdictions outside of Canada in which we have operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by our internal Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from the physical injury or psychological illness of our team members can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, we support a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, we have long-standing training and orientation programs for team members, contractors and suppliers who access our facilities. In addition to a robust active living strategy and proactive health screenings, the wellness strategy includes comprehensive support and training for managers. This includes workplace team support programs and access to short-term and long-term counselling for individual team members. However, there can be no assurance that these safety and health programs and practices will be effective in all situations.

Concerns related to radiofrequency (RF) emissions from mobile phones and towers

Cell phones and cell towers emit non-ionizing RF electromagnetic fields. While these fields do not carry sufficient energy to break chemical bonds or cause ionization in the human body and the only known biological effect is heating, one international epidemiological study in 2010 showed that long-term, heavy use of mobile phones was associated with a form of brain cancer (glioma), however, certain limitations in the study prevented a causal interpretation. Other epidemiological studies, including those with respect to cell phone towers, have not supported this association. Animal cancer and laboratory studies have found no evidence that RF fields at high levels are carcinogenic or cause DNA damage.

In May 2011, the International Agency for Research on Cancer (IARC) classified RF electromagnetic fields as possibly carcinogenic to humans, but chance, bias and confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term, heavy use of mobile phones. This IARC classification of possible carcinogens includes 275 agents such as coffee and nickel.

Although the evidence for a possible cancer risk is far from conclusive, the IARC and Health Canada have advised concerned cell phone users that they can take practical precautionary measures to reduce their RF emission exposure by limiting the length of cell phone calls, using hands-free devices, replacing cell phone calls with text messages and reducing children’s RF exposure.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of modifying handsets, relocating wireless towers, and addressing any incremental legal requirements and product liability lawsuits that might arise.

Risk mitigation: Industry Canada is responsible for establishing safe limits for signal levels of radio devices. We believe that the handsets and devices we sell, as well as our wireless towers and other associated devices, comply with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns on health impacts of RF exposure.

Concerns related to contaminated property

To conduct business operations, we own or lease a large number of properties. We have fuel systems for backup power generation that enable us to provide reliable service, but also pose an environmental risk. Spills or releases from these systems have occurred occasionally in recent years, but the significant portion of this risk is associated with sites contaminated by our historic practices or by previous owners. There were no significant changes to our environmental risk during 2012. Although we take proactive measures to identify and mitigate environmental exposures and employ an environmental management system (EMS) based on the ISO14001:2004 standard, there can be no assurance that specific environmental incidents will not impact our operations in the future.

Risk mitigation: While our environmental risks are considered immaterial to our financial results, they are strategically important from a corporate social responsibility (CSR) perspective. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community impacts. Our EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risk and mitigation activities can be found in our CSR report at telus.com/csr.

Concerns related to climate change

The scientific community’s general view is that anthropogenic sources of greenhouse gases such as carbon dioxide equivalency (CO2e) are likely accelerating the rate of global climate change. Such changes are a potential risk to our business operations. We estimate that our emissions in 2012 will be similar to 2011 at approximately 375,000 tonnes. Final emission totals for 2012 will be published in our 2012 CSR report.

Risk mitigation: In 2010, we announced our climate change strategy, which includes a mitigation component focusing on energy and CO2e reduction, an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations, and an innovation component, which helps customers and communities realize their climate change goals through technological product and service solutions. Our target is a 25% reduction in CO2e emissions over 2009 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through network efficiency and technology upgrades, a comprehensive energy management program, real estate transformation (including LEED principles certification for construction of new buildings), increased use of video-conferencing and teleconferencing, ongoing fleet transformation and employee education. We measure our yearly emissions against our targets and actively pursue efficiency strategies to help reach our goals.

Concerns related to electronic waste (e-waste)

We have a responsibility to help ensure that equipment we use or sell is dealt with appropriately at the end of its life cycle. Improperly managed e-waste may be sent to landfills or developing countries which, due to a lack of disposal regulations, can contribute to environmental and health impacts.

Risk mitigation: We have implemented an e-waste management program designed to provide approved recycling channels for both our external and internal electronic products. We monitor current and emerging government regulation and continue to improve our processes that provide customers with options to return their electronic devices. Returned devices are sent to approved Canadian facilities where they are refurbished and re-used or recycled by approved processors.

Concerns related to conflict minerals

The U.S. Securities and Exchange Commission (SEC) finalized new reporting requirements to disclose the use of designated minerals and metals mined in the Democratic Republic of Congo and adjacent countries. Cassiterite (a source of tin), wolframite (a source of tungsten), columbite-tantalite (or coltan, a source of tantalum) and gold are often referred to collectively as conflict minerals. Such minerals may be used in electronic and communications equipment that we use or sell. We are a signatory of the UN Global Compact and, as such, are committed to preventing human rights abuses that could result from our operations.

Risk mitigation: New SEC reporting requirements for conflict minerals, mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, come into effect for us with our 2013 annual reports. We have participated in industry discussions on this matter and support the overall intent of Dodd-Frank Section 1502 to address human rights violations in these countries. We are assessing our obligations under this act and expect to comply with the regulations in a manner consistent with industry peers.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given our size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands. Therefore, there can be no assurance that financial or operating results will not be negatively impacted.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting the items disclosed herein, and in Note 22(c) of the Consolidated financial statements.

Risk mitigation: We believe that we have put in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. See other risk mitigation steps discussed below.

Class actions

We are defendants in a number of certified and uncertified class actions. We have observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against us has continually increased in recent years. The adoption by governments of increasingly stringent consumer protection legislation (such as the Province of Quebec’s Bill 60 in 2010) may also increase the number of class actions. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s financial or operating results.

Certified class actions

Certified class actions against us include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including us. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. Our appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. We believe this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiffs’ application for leave to appeal the stay was heard on November 14, 2012, and the decision was reserved.

In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. Should the ultimate resolution of the class actions relating to the collection of system access fees differ from our assessments and assumptions, a material adjustment to our financial position and results of operations could result.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. We believe that we have good defences to these actions and are vigorously defending them.

Uncertified class actions

Uncertified class actions against us include: a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including us have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges; a 2008 class action brought in Ontario alleging that we have misrepresented our practice of rounding up wireless airtime to the nearest minute and charging for the full minute; and a 2012 class action brought in Quebec alleging that we had improperly unilaterally amended consumer contracts to increase various wireless service rates. In 2011, we learned that a further class action relating to 911 charges was filed in Alberta in 2008, but has not yet been served on us. The plaintiffs in these actions seek direct and punitive damages and other relief. We are assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: We are vigorously defending against certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. Should the ultimate resolution of the uncertified class actions identified above differ from our assessments and assumptions, a material adjustment to our financial position and results of operations could result.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against us, our directors and certain of our officers in the event that we, or a person with actual, implied or apparent authority to act or speak on behalf of TELUS, releases a document or makes a public oral statement that contains a misrepresentation, or we fail to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, we conducted a review of our disclosure practices and procedures and the extent to which they were documented. As part of that review, we consulted external advisors. This review indicated that we have well-documented and fulsome processes in place, including a corporate disclosure policy that restricts the role of spokesperson to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. We monitor legal developments and annually re-evaluate our disclosure practices and procedures, and believe that they continue to be appropriate and prudent and that our risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that our processes will be followed by all team members at all times.

Legal compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with reasonable legal and ethical standards in all jurisdictions within which we operate. Situations might occur where individuals do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In the case of TELUS Health, personal information includes sensitive health information of individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or being disqualified from bidding on contracts, and/or may negatively affect our financial or operating results and reputation.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and sufficient levels of awareness for proper compliance, and that these programs are having a positive effect on reducing risks. We have instituted for our employees, officers and directors an ethics policy and mandatory ethics training as well as a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, we have had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, we place a control in the development stage of major projects by requiring a privacy impact assessment to be performed for such projects involving the use of customer or team member personal information.

We have an established, rigorous review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. We have also launched an enterprise-wide program to review our existing international structure, systems and processes and have developed a future mode of operation that mitigates regulatory, legal and tax risks as business activities expand outside of Canada. Finally, we engage external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee of the Board of Directors and the Senior Vice-President and Chief Legal Officer. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks.

Defects in software and failures in data and transaction processing

We provide certain applications and managed services to our customers that involve the processing and/or storing of data, including sensitive personal medical records, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including medical claims). For instance, a defect in a TELUS Health application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims. However, there can be no assurance that our processes will be followed by all team members at all times.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems that we use to deliver products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property. This includes notice of one claim that certain wireless products used on our networks infringe two third-party patents. We are assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time. There can be no assurance that we will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect its business. However, policing unauthorized use of our intellectual property may be difficult and costly. Should the ultimate resolution of the claim that our wireless products infringe two third-party patents differ from our assessments and assumptions, a material adjustment to our financial position and results of operations could result.

Risk mitigation: We incorporate many technologies into products and services. However, except for TELUS Health, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with industry practices to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health to vigorously protect its intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to our infrastructure and our Canadian and international business operations

We are a key provider of critical telecommunications infrastructure in Canada and have certain supporting business functions located in more than 10 countries in North America, Asia, Central America and Europe. Our networks, information technology, physical assets, team members, supply chain and business results may be materially impacted by exogenous threats, including:

·                  Natural disasters, seismic events, weather-related events and solar storms

·                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

·                  Dependence on the provision of service to us by other infrastructure providers (e.g. power)

·                  Public health threats such as pandemics.

Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not materially impact our operations and results. We recognize that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: We have an extensive Company-wide business continuity program with resources dedicated to develop, exercise and maintain business continuity/disaster recovery policies, plans and processes that address a range of emergency and disaster scenarios to protect our critical business functions and key facilities. Our approach focuses on: ensuring team member safety; sustaining our ability to reliably serve customers and deliver a positive customer experience; and protecting corporate assets by building resiliency across our day-to-day business operations. Our business continuity management incorporates proactive event-driven planning with ongoing environmental and situational monitoring. We take a comprehensive all-hazards approach, including planning for resource-impacting events such as pandemics and work stoppages, as well as ongoing risk mitigation in regards to: seismic structural upgrades; earthquake-readiness exercises; fire and flood risk reduction; network and power resiliency (redundancy and diversity); and team member health, wellness and safety programs.

Optimizing the disaster recovery planning for our IT assets is a continuing key focus with the goal of preventing outages and reducing outage durations, as well as improving alignment of IT support capability with business demand. Regarding our internationally based business process and outsourcing support functions, we have expanded these to additional countries in different geographic regions to mitigate the risk of locating these functions in one country, and we continue to work to increase the site-specific risk resiliency of these operations.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to our information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software and hardware.

Risk mitigation: Using a layered security approach, we have implemented a number of proactive, reactive and containment processes and systems to safeguard our IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of our IT infrastructure.

Security – Vandalism and theft

We have a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, corporate stores, and network and telephone switch centres. While we have IT and network security planning processes, and thorough physical asset security planning processes in place, there can be no assurance that specific events will not materially impact our operations and results.

Risk mitigation: We have implemented an array of physical and electronic barriers, policies, controls and monitoring systems to protect our assets and our team members, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, we have a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its level of protection to meet changing risks and lobbies for legislative changes to address this ongoing threat.

10.11 Economic growth and fluctuations

We estimate economic growth in Canada at 1.9% in 2012, following growth of 2.5% in 2011. Significant global challenges remain in 2013. The Bank of Canada’s January 2013 Monetary Policy Report projected growth of 2.0% for 2013 and 2.7% for 2014, as continuing weakness in the global economy is expected to pose challenges to the Canadian economy through 2013. Based on a consensus of major Canadian chartered banks, Canada’s annual unemployment rate for 2013 is expected to be 7.2%.

With continued strength in the Canadian natural resource sector, economic growth in B.C. and Alberta is expected to remain stronger than in Central Canada. However, concerns remain around weak domestic demand, global economic weakness, high unemployment rates, and the timing and impact of reduced government spending in Canada.

Slow or uneven economic growth may adversely impact us

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact our revenue, profitability, free cash flow and bad debt expense, and potentially require us to record impairments to the carrying value of our assets including, but not limited to, our intangible assets with indefinite lives (spectrum licences) and goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: While economic risks cannot be completely mitigated, we introduced the Customers First initiatives as the number one corporate priority to enhance customer experiences. We continue to pursue cost reduction and efficiency initiatives. Even though Canadian economic growth in 2013 is expected to be similar to 2012, we are targeting our revenue growth to be 4 to 6% in 2013 (see Section 1.5). Our target is for 2013 capital expenditures (excluding spectrum licence purchases) is to be at a level similar to 2012.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that we sponsor. There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial losses. Actuarial gains and losses on defined benefit pension plans will cause fluctuations in Other comprehensive income, which will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of our funding position. Pension funding is largely determined by the discount rates used to value the pension liabilities and the value of the underlying assets. Our best estimate of cash contributions to our defined benefit pension plans in 2013 is $195 million ($171 million in 2012).

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and for our two segments. EBITDA – excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

As in 2012 and 2011, we may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

EBITDA reconciliation

Years ended December 31 ($ millions)	2012	2011
Net income	1,318	1,215
Financing costs	332	377
Income taxes	457	376
Depreciation	1,422	1,331
Amortization of intangible assets	443	479
Impairment losses (reversals) for capital assets	—	—
EBITDA (standardized EBITDA in CICA guideline)	3,972	3,778
Deduct gain net of equity losses related to the TELUS Garden residential real estate partnership	(7)	—
Deduct Transactel gain	—	(17)
Adjusted EBITDA	3,965	3,761

We also calculate a simple proxy for cash flow at a consolidated level and for our two segments, which may be compared with the reported results of other telecommunications companies and is subject to the potential comparability issues of adjusted EBITDA.

Calculation of adjusted EBITDA less capital expenditures

Years ended December 31 ($ millions)	2012	2011
EBITDA	3,972	3,778
Capital expenditures	(1,981)	(1,847)
EBITDA less capital expenditures	1,991	1,931
Adjustments to EBITDA (from above)	(7)	(17)
Adjusted EBITDA less capital expenditures	1,984	1,914

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. We report free cash flow because it is a key measure that we use to evaluate performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that the free cash flow we report may not be comparable to the free cash flow reported by other companies, and it differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Our definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, purchases of spectrum licences, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

Years ended December 31 ($ millions)	2012	2011
EBITDA (see Section 11.1)	3,972	3,778
Deduct gain net of equity losses related to the TELUS Garden residential real estate partnership	(7)	—
Deduct interest income recorded in Other operating income	(1)	—
Deduct Transactel gain	—	(17)
Restructuring costs net of cash payments	(4)	(48)
Items from the Consolidated statements of cash flows:
Share-based compensation	9	(12)
Net employee defined benefit plans expense (recovery)	(10)	(32)
Employer contributions to employee defined benefit plans	(173)	(298)
Interest paid	(337)	(378)
Interest received	13	1
Income taxes refunded (paid), net	(150)	(150)
Capital expenditures	(1,981)	(1,847)
Free cash flow (our definition)	1,331	997

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles our definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

Years ended December 31 ($ millions)	2012	2011
Cash provided by operating activities	3,219	2,550
Deduct stipulated dividends	n/a	n/a
Capital expenditures	(1,981)	(1,847)
Proceeds from disposition of capital assets	4	—
Standardized free cash flow (CICA guideline)	1,242	703
Deduct proceeds from disposition of capital assets	(4)	—
Adjustments to reconcile to cash provided by operating activities	93	294
Free cash flow (our definition)	1,331	997

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless telecommunications entity.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of device subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	1,318	1,219
Income taxes	457	376
Gross interest expense (Note 8 of the Consolidated financial statements)	355	389
Numerator	2,130	1,984
Denominator – Gross interest expense	355	389
Ratio (times)	6.0	5.1

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and was revised to 65 to 75% from 55 to 65% of sustainable earnings on a prospective basis (see Section 8.2 Accounting policy developments).

Calculation of Dividend payout ratios

Years ended December 31 ($)	2012	2011
Dividend payout ratio:
Numerator – Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.56	2.32
Denominator – Net income per Common Share and Non-Voting Share	4.05	3.76
Ratio (%)	63	62
Dividend payout ratio of adjusted net earnings:
Numerator ($ millions, from above)	2.56	2.32
Adjusted net earnings ($ millions):
Net income attributable to Common Shares and Non-Voting Shares	1,318	1,219
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate partnership	(6)	—
Deduct net favourable income tax-related adjustments	(12)	(21)
Deduct after-tax Transactel gain	—	(12)
Net-cash settlement feature	(2)	(14)
	1,298	1,172
Denominator – Adjusted net earnings per Common Share and Non-Voting Share	3.98	3.61
Adjusted ratio (%)	64	64

EBITDA – excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $48 million for 2012 and $35 million for 2011. This measure is used in the calculation of Net debt to EBITDA - excluding restructuring costs and EBITDA - excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt – The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (see Net debt to EBITDA – excluding restructuring costs). We believe that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impacts of cross-currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At December 31 ($ millions)	2012	2011
Long-term debt including current portion	6,256	6,574
Debt issuance costs netted against long-term debt	26	27
Cash and temporary investments	(107)	(46)
Short-term borrowings	402	404
Net debt	6,577	6,959

Net debt to EBITDA – excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA – excluding restructuring costs. Our long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times, which is substantially the same as the Leverage Ratio covenant in our credit facilities.

Net debt to total capitalization measures the proportion of debt used in the capital structure of TELUS.

Net interest cost is defined as Financing costs, excluding employee defined benefit plans net interest and gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in 2012 and 2011. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for 2012 and 2011 are equal to reported Financing costs.

Total capitalization – book value is defined and calculated as follows.

Calculation of total capitalization

At December 31 ($ millions)	2012	2011
Net debt	6,577	6,959
Owners’ equity	7,686	7,513
Deduct Accumulated other comprehensive income	(40)	(11)
Total capitalization – book value	14,223	14,461